Second Quarter 2012 Report to Shareholders

BMO Financial Group Reports Another Quarter of Strong Results, Increasing Net Income by 27%     Year Over Year to $1.03 Billion

Financial Results Highlights1:

Second Quarter 2012 Compared with Second Quarter 2011:

•	Net income of $1,028 million, up $215 million or 27%

•	Adjusted net income[2] of $982 million, up $212 million or 28%

•	Reported EPS[3] of $1.51, up 14%

•	Adjusted EPS[2],3 of $1.44, up 15%

•	Reported ROE of 16.2%, compared with 17.5%

•	Adjusted ROE[2] of 15.4%, compared with 16.6%

•	Provisions for credit losses of $195 million, down $102 million

•	Common Equity Ratio remains strong at 9.90%, using a Basel II approach

Year-to-Date 2012 Compared with Year-to-Date 2011:

•	Net income of $2,137 million, up $499 million or 31%

•	Adjusted net income[2] of $1,954 million, up $367 million or 23%

•	Reported EPS[3] of $3.14, up 18%

•	Adjusted EPS[2,3] of $2.86, up 11%

•	Provisions for credit losses of $336 million, down $284 million

Toronto, May 23, 2012 – For the second quarter ended April 30, 2012, BMO Financial Group reported strong net income of $1,028 million or $1.51 per share. On an adjusted basis, net income was $982 million or $1.44 per share.

1	Effective the first quarter of 2012, BMO’s consolidated financial statements and the accompanying Interim Management’s Discussion and Analysis (MD&A) are prepared in accordance with International Financial Reporting Standards (IFRS), as described in Note 1 to the unaudited interim consolidated financial statements. Amounts in respect of comparative periods for 2011 have been restated to conform to the current presentation. References to GAAP mean IFRS, unless indicated otherwise.
2	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from second quarter 2012 results in the determination of adjusted results totalled net income of $46 million after tax, comprised of a $55 million after-tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $74 million ($47 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $76 million ($73 million after tax); restructuring charges of $31 million ($23 million after tax) to align our cost structure with the current and future business environment; and a decrease in the collective allowance for credit losses of $18 million ($12 million after tax). Items excluded from the year-to-date adjusted results totalled net income of $183 million after tax and consisted of a $169 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio; a $144 million ($90 million after tax) charge for the integration of the acquired business; a $67 million ($48 million after tax) charge for amortization of acquisition-related intangible assets; the benefit of run-off structured credit activities of $212 million ($209 million after tax); restructuring charges of $99 million ($69 million after tax) to align our cost structure with the current and future business environment; and a decrease in the collective allowance for credit losses of $18 million ($12 million after tax). All of the adjusting items are reflected in results of Corporate Services except for the amortization of acquisition-related intangible assets, which is charged across the operating groups. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the MD&A, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
3	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. Earnings per share is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

“BMO produced strong financial results again in the second quarter,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “The consistent focus we have on customers and their success is underpinned by a strong, consistent brand and is grounded in the belief that a relationship bank is relevant to households and companies, as they manage their finances and improve their financial position. Simply stated, the importance we place on giving our customers increased confidence has helped us carve out a distinct position in the marketplace – and is the key to accelerating profitable growth.

“In P&C Canada, our sales efforts are driving higher volumes across most products and higher fee revenues. We continue to benefit from a deeper understanding of customers’ evolving needs. In anticipation of market conditions, we acted to introduce offers that we believe are more suitable for all customers – and we are helping to move the market as a consequence, to a better place.

“The integration of our U.S. banking platform is on track. The business has been materially strengthened with expanded access to existing and new regions, increased brand awareness and a better ability to compete in highly attractive markets. The commercial team continues to outperform, and there’s visible, strong growth in our commercial and industrial book.

“BMO Capital Markets delivered good performance with higher revenue and net income than last quarter. Obviously, market uncertainty persists, but our diversified portfolio of businesses and broad client base position us well to take advantage of revenue opportunities.

“Private Client Group’s net income was up sharply – its best financial performance in two years. The results were strong and we continue to grow. We entered into two definitive agreements to acquire businesses that further enhance our wealth management capabilities and expand our geographic reach. Earlier this month, we opened a representative office in the Gulf Cooperation Council states to get closer to clients we have been dealing with for decades – and raise the visibility of our global asset management capability.

“Our businesses delivered strong performance in a highly competitive environment. Last fall, we embarked on a significant long-term plan to further increase the competitiveness of the bank and enhance our return on equity; the work is well underway, and we’re simplifying structures and processes. Ultimately, the BMO brand and the message it carries is our best resource in building the business – and it’s also our best protection against uncertainty. There can be no element more important in managing the complexity of regulatory change than our established commitment to making money make sense,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a third quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

BMO Financial Group Second Quarter Report 2012 • 1

Operating Segment Overview

P&C Canada

Net income was $446 million, up $32 million or 7.8% from a year ago. Results reflect higher revenues from increased volume across most products and increased fee revenue, partially offset by lower net interest margins. Expenses were basically unchanged, reflecting cost management discipline, resulting in positive operating leverage of 2.3%.

Net income was consistent with the first quarter, despite fewer days in the current period.

As we remain focused on making money make sense for our customers, we are seeing our innovative products and enhanced multichannel capabilities make a difference. We are seeing further increases in the average number of product categories used by both personal and commercial customers and customer loyalty, as measured by net promoter score, continues to improve in both our personal and commercial businesses. Through the first half of 2012, we strengthened our branch network, opening or upgrading 17 locations across the country and adding 200 Cash Automated Banking Machines (ABMs). We recently announced plans to add more than 800 ABMs overall across Canada by the end of 2014, which will increase our network to almost 3,000 machines.

In personal banking, our award winning mortgage product is helping new and existing customers become mortgage free faster while improving retention and forming the foundation for new and expanded long-term relationships. For two years now, we have been actively promoting fixed rate products with shorter amortization periods. With these products, Canadians can pay less interest, become mortgage free faster, protect themselves against rising rates and potentially retire debt free.

In commercial banking, we continued to rank #2 in Canadian business banking loan market share. Our Open for Business campaign is underway and we are making $10 billion available to Canadian businesses over the course of the next three years to help them boost productivity and expand into new markets. We saw further growth in sales of our cash management solutions due to our strong Online Banking for Business capability, combined with our growing cash management sales force. Our goal is to become the bank of choice for businesses across Canada by providing the knowledge, advice and guidance that our customers value.

P&C U.S. (all amounts in US$)

Net income of $122 million increased $68 million from $54 million in the second quarter a year ago. Adjusted net income was $137 million, up $78 million from a year ago as a result of the acquisition of Marshall & Ilsley Corporation.

Adjusted net income decreased $15 million from the first quarter primarily due to reductions in net interest income related to lower loan spreads.

Commercial loans, excluding the commercial real estate and run-off portfolios, have seen two sequential quarters of growth. Average deposits increased $0.8 billion from the prior quarter, due to continued deposit growth in our commercial business.

During the quarter, we celebrated the opening of the first branch built under the BMO Harris Bank brand. Through the transparency and openness of its design, the branch layout supports our commitment to be the bank that defines a great customer experience by making it easier for employees to focus on the customer. The branch is more than just a place to conduct financial transactions; it is a destination for comprehensive financial education, planning and guidance.

Our Commercial Bank team recently launched a new initiative that demonstrates our commitment to market leadership. The Thought Leadership initiative delivers to our customers and prospects valuable insights and information from our industry and financial experts. These tools are available on the Resource Center on the BMO Harris Commercial Bank website, which includes frequently updated blogs, newsletters, white papers, webinars and client success stories. In addition, we’ve partnered with the Wall Street Journal to create “Boss Talk,” a weekly editorial segment where global business leaders discuss their points of view on business and industry challenges and opportunities. We’ve also partnered with Forbes to produce two custom research studies that will dive into issues that affect mid-market businesses.

During the quarter, we officially kicked off phase two of our rebranding efforts, during which we will rebrand all remaining legacy M&I and Harris Bank locations under the BMO Harris Bank banner upon systems conversion. The momentum and lessons learned from phase one are serving as a strong foundation for our work.

2 • BMO Financial Group Second Quarter Report 2012

Private Client Group

Net income was $145 million, up $54 million or 59% from a year ago. Adjusted net income was $150 million, up $57 million or 62% from a year ago. Adjusted net income in PCG excluding insurance was $98 million, up $5 million from a year ago. Results benefited from acquisitions and higher spread-based and fee-based revenue, partly offset by lower transaction volumes in brokerage. Adjusted net income in insurance was $52 million. Prior year insurance results were negatively affected by the $47 million impact of unusually high earthquake-related reinsurance claims. Compared to the first quarter, adjusted net income was up $40 million or 37%, as the prior quarter was negatively impacted by unfavourable movements in long-term interest rates.

Assets under management and administration grew by $159 billion from a year ago to $445 billion primarily due to acquisitions. Compared to the first quarter, assets under management and administration increased 2.4%. We continue to attract new client assets and are benefiting from improved equity market conditions.

On April 12, 2012, BMO announced that it had entered into a definitive agreement to acquire CTC Consulting, a U.S.-based independent investment consulting firm providing dynamic investment research, advice and advisory services to clients and select multi-family offices and wealth advisors. This acquisition expands and enhances our manager research and advisory capabilities and investment offering to ultra-high net worth clients and will further strengthen and expand our presence in the United States. The transaction is expected to close by June 30, 2012, subject to customary closing conditions.

BMO also entered into a definitive agreement in the second quarter to acquire an Asian-based wealth management business. Based in Hong Kong and Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region and had assets under management of almost $2 billion as at March 31, 2012. The deal is subject to certain closing conditions including regulatory approvals and is expected to close by early 2013.

For the second consecutive year, Global Banking and Finance Review named BMO Harris Private Banking the Best Private Bank in Canada, citing its industry-leading quality of service and wealth of expertise.

During the quarter, Private Asset Management Magazine presented U.S. Harris MyCFO with its 2012 award for Best Client Service by a Multi-Family Office, recognizing our success serving high net worth individuals and families in an increasingly complex economic and legislative environment.

BMO Capital Markets

Net income for the current quarter was $225 million, largely consistent with the $229 million of a year ago. Net income increased $27 million or 14% from the first quarter in a better capital markets environment. The current quarter saw some improvement in investment and corporate banking market activity, especially in Canada, while trading revenues declined slightly relative to the first quarter.

During the quarter, we were named the Best Investment Bank, Canada for the second time as well as the Best Metals and Mining Investment Bank for the third year in a row by Global Finance magazine. In addition, BMO Capital Markets received the Best FX Bank – North America award at the Dealmakers Monthly Country awards 2012, and Best Foreign Exchange Provider China 2012 award at the Global Banking and Finance Review 2012 awards. These designations reflect our clients’ recognition of BMO Capital Markets for distinguished service over the course of the year.

BMO Capital Markets participated in 128 new issues in the quarter including 40 corporate debt deals, 27 government debt deals, 49 common equity transactions and 12 issues of preferred shares, raising $57 billion.

Corporate Services

Corporate Services’ net income for the quarter was $91 million, an increase of $65 million from a year ago. On an adjusted basis, net income was $21 million, an improvement of $47 million from a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted revenues were $62 million lower, mainly due to the interest received on the settlement of certain tax matters in the prior year. Adjusted non-interest expense was $38 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were better by $162 million, due to a $117 million ($72 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans, as well as lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the Corporate Services section at the end of this MD&A.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

The acquired business contributed $171 million to reported net income and $181 million to adjusted net income for the quarter. It contributed $440 million to reported net income and $396 million to adjusted net income for the year to date.

BMO Financial Group Second Quarter Report 2012 • 3

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from second quarter 2012 results in the determination of adjusted results totalled $46 million of net income or $0.07 per share and were comprised of:

•

the $55 million after-tax net benefit for credit-related items in respect of the acquired M&I performing loan portfolio, including $152 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $49 million for the release of the credit mark related to early repayment of loans), net of a $62 million provision for credit losses (comprised of an increase in the collective allowance of $18 million and specific provisions of $44 million) and related income taxes of $35 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the acquired M&I performing loan portfolio;

•

costs of $74 million ($47 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities;

•

the $76 million ($73 million after-tax) benefit from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS and results primarily reflect valuation changes associated with these activities that have been included in trading revenue;

•

a restructuring charge of $31 million ($23 million after tax) to align our cost structure with the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity;

•	a decrease in the collective allowance for credit losses of $18 million ($12 million after tax) on loans other than the M&I acquired loan portfolio; and
•	the amortization of acquisition-related intangible assets of $33 million ($24 million after tax).

Adjusted net income was $982 million for the second quarter of 2012, up $212 million or 28% from a year ago. Adjusted earnings per share were $1.44, up 15% from $1.25 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

4 • BMO Financial Group Second Quarter Report 2012

Financial Highlights

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	Change from April 30, 2011	April 30, 2012	April 30, 2011	Change from April 30, 2011
Income Statement Highlights
Total revenue	$3,959	$4,117	$3,822	$3,320	$3,333	18.8%	$8,076	$6,801	18.7%
Provision for credit losses	195	141	362	230	297	(34.4)	336	620	(45.9)
Non-interest expense	2,499	2,554	2,432	2,221	2,030	23.2	5,053	4,088	23.6
Reported net income	1,028	1,109	768	708	813	26.5	2,137	1,638	30.5
Adjusted net income(b)	982	972	832	856	770	27.5	1,954	1,587	23.1
Net income attributable to non-controlling interest in subsidiaries	18	19	19	18	18	1.1	37	36	2.0%
Net income attributable to Bank shareholders	1,010	1,090	749	690	795	27.1	2,100	1,602	31.1
Adjusted net income attributable to Bank shareholders(b)	964	953	813	838	752	28.1	1,917	1,551	23.6
Reported Net Income by Operating Segment
Personal & Commercial Banking Canada	446	446	439	443	414	7.8%	892	891	0.1%
Personal & Commercial Banking U.S.	121	137	155	90	53	+100	258	107	+100
Private Client Group	145	105	137	104	91	59.3	250	235	6.1
BMO Capital Markets	225	198	143	270	229	(1.5)	423	489	(13.4)
Corporate Services (a)	91	223	(106)	(199)	26	+100	314	(84)	+100
Common Share Data ($)
Diluted earnings per share	$1.51	$1.63	$1.11	$1.09	$1.32	0.19	$3.14	$2.66	$0.48
Diluted adjusted earnings per share (b)	1.44	1.42	1.20	1.34	1.25	0.19	2.86	2.57	0.29
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	-	1.40	1.40	-
Book value per share	38.06	37.85	36.76	35.38	31.38	6.68	38.06	31.38	6.68
Closing share price	58.67	58.29	58.89	60.03	62.14	(3.47)	58.67	62.14	(3.47)
Total market value of common shares ($ billions)	37.7	37.3	37.6	38.3	35.4	2.3	37.7	35.4	2.3
	As at
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	Change from April, 30, 2011
Balance Sheet Highlights
Assets	$525,503	$538,260	$500,575	$502,036	$439,548	19.6%
Net loans and acceptances	245,522	242,621	238,885	235,327	204,921	19.8
Deposits	316,067	316,557	302,373	292,047	254,271	24.3
Common shareholders’ equity	24,485	24,238	23,492	22,549	17,874	37.0
	For the three months ended						For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011		April 30, 2012	April 30, 2011
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	2.0	1.6	1.9	3.9	4.4		2.0	4.4
Diluted earnings per share growth	14.4	21.6	(10.5)	(3.5)	4.8		18.0	11.8
Diluted adjusted earnings per share growth (b)	15.2	7.6	(4.8)	17.5	(2.3)		11.3	6.6
Return on equity	16.2	17.2	12.7	13.3	17.5		16.7	17.7
Adjusted return on equity (b)	15.4	15.0	13.9	16.4	16.6		15.2	17.1
Net economic profit ($ millions) (b)	366	434	150	151	315		800	640
Net economic profit (NEP) growth (b)	16.2	33.4	(21.1)	31.0	30.9		24.9	61.7
Operating leverage	(4.4)	(5.4)	(1.8)	(2.6)	(1.4)		(4.9)	0.7
Adjusted operating leverage (b)	(3.3)	(7.6)	(2.6)	6.9	(2.9)		(5.5)	(0.4)
Revenue growth	18.8	18.7	18.1	13.9	9.0		18.7	11.7
Adjusted revenue growth (b)	14.9	8.5	13.4	16.0	6.1		11.6	9.9
Non-interest expense growth	23.2	24.1	19.9	16.5	10.4		23.6	11.0
Adjusted non-interest expense growth (b)	18.2	16.1	16.0	9.1	9.0		17.1	10.3
Non-interest expense-to-revenue ratio	63.1	62.0	63.7	66.9	60.9		62.6	60.1
Adjusted non-interest expense-to-revenue ratio (b)	63.2	63.5	63.8	61.2	61.5		63.4	60.4
Net interest margin on average earning assets	1.89	2.05	2.01	1.76	1.82		1.97	1.80
Adjusted net interest margin on average earnings assets (b)	1.76	1.85	1.78	1.78	1.83		1.81	1.81
Provision for credit losses-to-average loans and acceptances (annualized)	0.32	0.23	0.60	0.43	0.58		0.28	0.61
Effective tax rate	18.72	22.02	25.31	18.04	19.18		20.47	21.74
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.34	8.74	8.98	7.94	10.18		9.34	10.18
Cash and securities-to-total assets ratio	32.0	32.2	29.5	32.0	32.9		32.0	32.9
Common equity ratio (based on Basel II)	9.90	9.65	9.59	9.11	10.67		9.90	10.67
Basel II tier 1 capital ratio	11.97	11.69	12.01	11.48	13.82		11.97	13.82
Basel II total capital ratio	14.89	14.58	14.85	14.21	17.03		14.89	17.03
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	(1.0)	5.7	2.4	0.0	3.2		(1.0)	3.2
Dividend yield	4.77	4.80	4.75	4.66	4.51		4.77	4.51
Price-to-earnings ratio (times)	11.0	11.3	12.1	12.0	12.4		11.0	12.4
Market-to-book value (times)	1.54	1.54	1.49	1.58	1.82		1.54	1.82
Return on average assets	0.76	0.81	0.56	0.59	0.74		0.78	0.73
Equity-to-assets ratio	5.1	5.0	5.3	5.1	4.7		5.1	4.7

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.
(b)	These are Non-GAAP measures. Refer to the Non-GAAP Measures section at the end of the Financial Review for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(c)	For the period ended, or as at, as appropriate.
(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on pages 88 to 90 of BMO’s Annual Management’s Discussion and Analysis.

Amounts for periods prior to fiscal 2011 have not been restated for IFRS. As a result, growth measures for 2011 may not be meaningful.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 23, 2012. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2012, included in this document, and the annual MD&A for the year ended October 31, 2011, included in BMO’s 2011 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data - Reported

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income	2,120	428	25%	(198)	(9%)	4,438	1,029	30%
Non-interest revenue	1,839	198	12%	40	2%	3,638	246	7%
Revenue	3,959	626	19%	(158)	(4%)	8,076	1,275	19%
Specific provision for credit losses	195	(70)	(26%)	73	60%	317	(265)	(46%)
Collective provision for credit losses	-	(32)	(100%)	(19)	(100%)	19	(19)	(50%)
Total provision for credit losses	195	(102)	(34%)	54	38%	336	(284)	(46%)
Non-interest expense	2,499	469	23%	(55)	(2%)	5,053	965	24%
Provision for income taxes	237	44	23%	(76)	(24%)	550	95	21%
Net income	1,028	215	27%	(81)	(7%)	2,137	499	31%
Attributable to bank shareholders	1,010	215	27%	(80)	(7%)	2,100	498	31%
Attributable to non-controlling interest in subsidiaries	18	-	-	(1)	(3%)	37	1	2%
Net income	1,028	215	27%	(81)	(7%)	2,137	499	31%

Earnings per share – basic ($)	1.52	0.18	13%	(0.13)	(8%)	3.16	0.46	17%
Earnings per share – diluted ($)	1.51	0.19	14%	(0.12)	(7%)	3.14	0.48	18%
Return on equity (ROE)	16.2%		(1.3%)		(1.0%)	16.7%		(1.0%)
Productivity ratio	63.1%		2.2%		1.1%	62.6%		2.5%
Operating leverage	(4.4%)		nm		nm	(4.9%)		nm
Net interest margin on earning assets	1.89%		0.07%		(0.16%)	1.97%		0.17%
Effective tax rate	18.7%		(0.5%)		(3.3%)	20.5%		(1.3%)

Capital Ratios Reported
Basel II Tier 1 Capital Ratio	11.97%		(1.85%)		0.28%	11.97%		(1.85%)
Common Equity Ratio – using a Basel II approach	9.90%		(0.77%)		0.25%	9.90%		(0.77%)

Net income by operating group:
Personal and Commercial Banking	567	100	22%	(16)	(3%)	1,150	152	15%
P&C Canada	446	32	8%	-	-	892	1	-
P&C U.S.	121	68	+100%	(16)	(12%)	258	151	+100%
Private Client Group	145	54	59%	40	39%	250	15	6%
BMO Capital Markets	225	(4)	(1%)	27	14%	423	(66)	(13%)
Corporate Services, including T&O	91	65	+100%	(132)	(59%)	314	398	+100%
BMO Financial Group net income	1,028	215	27%	(81)	(7%)	2,137	499	31%

T&O means Technology and Operations.

nm – not meaningful.

BMO Financial Group Second Quarter Report 2012 • 5

Summary Data – Adjusted (1)

(Unaudited) (Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Adjusted net interest income	1,969	261	15%	(123)	(6%)	4,061	627	18%
Adjusted non-interest revenue	1,758	222	14%	107	6%	3,409	151	5%
Adjusted revenue	3,727	483	15%	(16)	-	7,470	778	12%
Adjusted specific provision and adjusted total provision for credit losses	151	(114)	(43%)	60	66%	242	(340)	(58%)
Adjusted non-interest expense	2,357	363	18%	(21)	(1%)	4,735	692	17%
Adjusted provision for income taxes	237	22	10%	(65)	(22%)	539	59	12%
Adjusted net income	982	212	28%	10	1%	1,954	367	23%
Attributable to bank shareholders	964	212	28%	11	1%	1,917	366	24%
Attributable to non-controlling interest in subsidiaries	18	-	-	(1)	(3%)	37	1	2%
Adjusted net income	982	212	28%	10	1%	1,954	367	23%

Adjusted earnings per share – basic ($)	1.45	0.19	15%	0.02	1%	2.88	0.27	10%
Adjusted earnings per share – diluted ($)	1.44	0.19	15%	0.02	1%	2.86	0.29	11%
Adjusted return on equity	15.4%		(1.2%)		0.4%	15.2%		(1.9%)
Adjusted productivity ratio	63.2%		1.7%		(0.3%)	63.4%		3.0%
Adjusted operating leverage	(3.3%)		nm		nm	(5.5%)		nm
Adjusted net interest margin on earning assets	1.76%		(0.07%)		(0.09%)	1.81%		-
Adjusted effective tax rate	19.5%		(2.3%)		(4.2%)	21.7%		(1.5%)

Capital Ratios - Reported
Basel II Tier 1 Capital Ratio	11.97%		(1.85%)		0.28%	11.97%		(1.85%)
Common Equity Ratio – using a Basel II approach	9.90%		(0.77%)		0.25%	9.90%		(0.77%)

Adjusted net income by operating group:
Personal and Commercial Banking	585	111	24%	(17)	(3%)	1,187	175	17%
P&C Canada	449	32	8%	1	-	897	1	-
P&C U.S.	136	79	+100%	(18)	(11%)	290	174	+100%
Private Client Group	150	57	62%	40	37%	260	22	9%
BMO Capital Markets	226	(3)	(1%)	28	14%	424	(65)	(13%)
Corporate Services, including T&O	21	47	+100%	(41)	(68%)	83	235	+100%
BMO Financial Group adjusted net income	982	212	28%	10	1%	1,954	367	23%

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

6 • BMO Financial Group Second Quarter Report 2012

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended April 30, 2012, and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at April 30, 2012, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

    Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the consolidated financial statements.

    Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    There were no changes in our internal control over financial reporting during the quarter ended April 30, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

    A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2011 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

    By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

    The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

    We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

    In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules and proposals announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted by OSFI as proposed by BCBS. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the April 30, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at quarter end or as close to quarter end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

    Assumptions about the level of asset sales, expected asset sale prices, net funding cost, credit quality, risk of default and losses on default of the underlying assets of the structured investment vehicle were material factors we considered when establishing our expectations regarding the structured investment vehicle discussed in this interim MD&A, including the adequacy of first-loss protection. Key assumptions included that assets will continue to be sold with a view to reducing the size of the structured investment vehicle, under various asset price scenarios, and that the level of default and losses will be consistent with the credit quality of the underlying assets and our current expectations regarding continuing difficult market conditions.

    Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to BMO included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges that BMO has entered.

    In determining the impact of reductions to interchange fees in the U.S. Legislative and Regulatory Developments section, we have assumed that business volumes remain consistent with our expectations and that certain management actions are implemented that will modestly reduce the impact of the rules on our revenues.

    Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Outlook and Review section of this interim MD&A.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Report 2012 • 7

Economic Outlook and Review

The Canadian economy is growing modestly, supported by low interest rates, but restrained by the strong Canadian dollar. The economy is expected to expand 2% in 2012, before picking up to 2.5% in 2013 on firmer U.S. demand. Households are spending more cautiously in the face of elevated debt levels and higher gasoline prices. Housing market activity has softened in most regions and mortgage growth is showing tentative signs of slowing. Governments are reining in spending to reduce budget deficits. Business investment continues to lead the expansion, notably in resource-rich Alberta and Saskatchewan, as most commodity prices remain elevated. The Canadian dollar is expected to generally trade above parity with the U.S. dollar for several years and improved U.S. demand should support exports in 2013. Amid modest growth, subdued inflation and a strong currency, the Bank of Canada will likely hold interest rates steady for the rest of this year. However, there is some risk of earlier rate increases should the economy outperform expectations.

The U.S. economy continues to expand moderately, abetted by low interest rates and improved household finances. The economy is expected to grow 2.4% in 2012 and 2.6% in 2013, a moderate rate but the highest of the Group of Seven nations. Despite the weak European economy, U.S. export growth remains healthy due to improved labour costs relative to other countries and the U.S. dollar’s past depreciation. Rising employment levels have lifted consumer confidence and spending, offsetting the adverse impact of higher fuel costs. Housing market activity is stabilizing, though home prices remain weak due to the still-large number of foreclosures. Business investment continues to lead the expansion and earnings growth remains strong. Although improved household finances should encourage a moderate pickup in consumer spending and housing market activity in 2013, restrictive fiscal policies will likely restrain growth. Unemployment is expected to decline very slowly, encouraging the Federal Reserve to keep short-term interest rates low for at least two more years.

The U.S. Midwest economy continues to grow moderately, supported by increased automotive production, solid global demand for agricultural products and rising output from the Bakken shale oil reserve, though held back by restrictive fiscal policies.

This Economic Outlook and Review section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were increased relative to the second quarter of 2011 and for the year to date relative to the comparable period in 2011 by the strengthening of the U.S. dollar. They were lowered relative to the first quarter of 2012 by a slight weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 3.1% from a year ago and fell by 2.1% from the average of the first quarter. The average rate for the year to date increased by 1.8%. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q2-2012		YTD-2012
(Canadian $ in millions, except as noted)	vs. Q2-2011	vs. Q1-2012	vs. YTD-2011
Canadian/U.S. dollar exchange rate (average)
Current period	0.9917	0.9917	1.0026
Prior period	0.9623	1.0133	0.9852

Effects on reported results
Increased (decreased) net interest income	26	(19)	32
Increased (decreased) non-interest revenue	14	(10)	17
Increased (decreased) revenues	40	(29)	49
Decreased (increased) expenses	(27)	18	(32)
Decreased (increased) provision for credit loses	1	-	-
Decreased (increased) income taxes	(1)	1	(1)
Increased (decreased) net income	13	(10)	16

Effects on adjusted results
Increased (decreased) net interest income	21	(16)	26
Increased (decreased) non-interest revenues	14	(10)	17
Increased (decreased) revenues	35	(26)	43
Decreased (increased) expenses	(23)	17	(28)
Decreased (increased) provision for credit loses	1	-	-
Decreased (increased) income taxes	(1)	-	(1)
Increased (decreased) adjusted net income	12	(9)	14

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. The impact of these hedging activities was insignificant.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

8 • BMO Financial Group Second Quarter Report 2012

Other Value Measures

BMO’s average annual total shareholder return for the five-year period ended April 30, 2012, was 2.0%.

Net economic profit (NEP) was $366 million, compared with $434 million in the first quarter and $315 million in the second quarter of 2011. Adjusted NEP was $296 million, compared with $273 million in the first quarter and $264 million in the second quarter of 2011. Changes in adjusted NEP relative to a year ago are reflective of higher earnings and increased capital, due largely to the M&I acquisition. Changes relative to the first quarter were attributable to improved earnings. NEP of $366 million represents the net income that is attributable to shareholders ($1,010 million), less preferred share dividends ($34 million), plus the after-tax amortization of intangible assets ($24 million), net of a charge for capital ($634 million), and is considered an effective measure of added economic value. Adjusted NEP is calculated in the same manner using adjusted net income rather than reported net income and excluding the addition of the amortization of intangible assets. NEP and adjusted NEP are non-GAAP measures. Please see the Non-GAAP Measures section for a discussion on the use and limitations of non-GAAP measures.

Net Income

Q2 2012 vs Q2 2011

Net income was $1,028 million for the second quarter of 2012, up $215 million or 27% from a year ago. Earnings per share were $1.51, up 14% from $1.32 a year ago.

Adjusted net income was $982 million for the second quarter of 2012, up $212 million or 28% from a year ago. Adjusted earnings per share were $1.44, up 15% from $1.25 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

Adjusted net income growth reflects the benefits from both acquisitions and organic growth. There was significant growth in P&C U.S. as a result of the acquired business and in Private Client Group, as its results a year ago were negatively affected by unusually high earthquake-related reinsurance claims that lowered net income by $47 million. There was good growth in P&C Canada due largely to higher revenues from increased volumes across most products, while expenses were relatively unchanged. BMO Capital Markets was modestly lower and adjusted net income was higher in Corporate Services.

Provisions for credit losses were lower due to the impact of a $72 million after-tax recovery of provisions for credit losses on M&I purchased credit impaired loans. The effective tax rate was also lower, as explained in the Income Taxes section.

Q2 2012 vs Q1 2012

Net income decreased $81 million or 7.3% from the first quarter and earnings per share decreased $0.12 or 7.4%. Adjusted net income increased $10 million or 1.0% and adjusted earnings per share increased $0.02 or 1.4%.

On an adjusted basis, there were strong increases in Private Client Group and BMO Capital Markets. P&C Canada adjusted net income was consistent with the first quarter despite fewer days in the current quarter. There were reduced earnings in P&C U.S. and Corporate Services.

Adjusted revenues and expenses were slightly lower than in the first quarter, due in part to the impact of two fewer days in the current quarter. Provisions for credit losses increased due to higher provisions charged to Corporate Services under our expected loss provisioning methodology and lower recoveries of credit losses on M&I purchased credit impaired loans. The effective tax rate was lower in the current quarter.

Q2 YTD 2012 vs Q2 YTD 2011

Net income increased $499 million or 31% to $2,137 million. Earnings per share were $3.14, up $0.48 or 18% from a year ago. Adjusted net income increased $367 million or 23% to $1,954 million. Adjusted earnings per share were $2.86, up $0.29 or 11% from a year ago. The acquired business added $396 million to year-to-date adjusted net income.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Revenue

Total revenue increased $626 million or 19% from a year ago. Adjusted revenue increased $483 million or 15% primarily due to the acquired business. P&C Canada revenues were relatively consistent while Private Client Group revenues were appreciably higher due to the effects of acquisitions and increased insurance revenues, as the prior year included a $50 million charge due to earthquake-related reinsurance claims. The stronger U.S. dollar increased adjusted revenue growth by $35 million.

Revenue decreased $158 million or 3.8% from the first quarter. Adjusted revenue decreased $16 million or 0.4%. There were lower revenues in both P&C Canada and P&C U.S. due to fewer days in the second quarter as well as reduced margins. There was significant growth in Private Client Group due to the effect of unfavourable movements in long-term interest rates in the prior quarter. There was growth in BMO Capital Markets due to increases in merger and acquisition fees and higher net investment securities gains and underwriting revenues. The weaker U.S. dollar decreased adjusted revenue growth by $26 million.

Revenue for the year to date increased $1,275 million or 19% and adjusted revenue increased $778 million or 12% due to the acquired business.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2012 • 9

Net Interest Income

Net interest income in the quarter increased $428 million or 25% from a year ago to $2,120 million. Adjusted net interest income increased $261 million or 15% to $1,969 million. The increase in adjusted net interest income was primarily in P&C U.S., due to the acquired business, with solid increases in Private Client Group and more modest increases in P&C Canada and BMO Capital Markets. Corporate Services adjusted net interest income was lower mainly due to interest received on the settlement of certain tax matters in the prior year.

BMO’s overall net interest margin increased by 7 basis points year over year to 1.89%. Adjusted net interest margin decreased by 7 basis points to 1.76% with decreases in each of the operating groups. Decreased margin in P&C Canada was primarily driven by competitive pressures and lower deposit spreads in the low interest rate environment. In P&C U.S., the decrease was due to deposit spread compression, which more than offset increased deposit balances, a favourable change in loan mix and the positive impact from the acquired business. In Private Client Group, the decrease was mainly due to lower deposit spreads, offset in part by higher deposit and loan balances in private banking. The decrease in net interest margin in BMO Capital Markets was primarily attributable to lower spreads in our corporate banking business. Corporate Services adjusted net interest income decreased year over year and contributed to BMO’s overall margin reduction.

Average earning assets in the second quarter increased $73 billion or 19% relative to a year ago, with a $5 billion increase as a result of the stronger U.S. dollar. There were higher assets in P&C U.S. due to the acquired business and strong organic commercial loan growth, and in Private Client Group, which benefited from personal loan growth in Canadian private banking. There were increased assets in BMO Capital Markets due to increased holdings of reverse repos as a result of client demand and higher deposits at the Federal Reserve. There was solid growth in P&C Canada loan balances across most products.

Relative to the first quarter, net interest income decreased $198 million or 8.5%. Adjusted net interest income decreased $123 million or 5.9%, in part due to fewer days in the current quarter. There was good growth in BMO Capital Markets with decreases across each of the other groups including Corporate Services.

BMO’s overall net interest margin decreased 16 basis points from the first quarter. Adjusted net interest margin decreased 9 basis points. Net interest margin improved in BMO Capital markets due to higher trading net interest income. There were decreases in the other groups. P&C Canada’s margin decreased primarily due to lower deposit spreads, as loan spreads remained relatively stable. The P&C U.S. decrease was due to lower loan spreads, resulting primarily from competitive pricing. The decrease in Private Client Group was largely due to higher than usual asset management revenues from a strategic investment in the first quarter.

Average earning assets increased $6 billion or 1.4% from the first quarter. There was growth in BMO Capital Markets due to higher trading assets. There was modest growth in P&C Canada and in Private Client Group and a slight net decrease in P&C U.S.

Year to date, net interest income increased $1,029 million or 30%. Adjusted net interest income increased $627 million or 18% to $4,061 million due primarily to the acquired business. There was a modest increase in P&C Canada. There was a decrease in BMO Capital Markets, as well as in Corporate Services mainly due to the interest received on the settlement of certain tax matters in 2011.

BMO’s overall net interest margin increased by 17 basis points to 1.97% for the year to date. On an adjusted basis, net interest margin was consistent with the prior year at 1.81%. Increases in P&C U.S. and Private Client Group, due in large part to the impact of the acquired business, offset reductions in P&C Canada and BMO Capital Markets and the impact of reduced adjusted net interest income in Corporate Services.

Average earning assets for the year to date increased $70 billion or 18%, and by $67 billion adjusted to exclude the impact of the stronger U.S. dollar. There were higher assets due to the acquisition and organic commercial loan growth in P&C U.S., and in Private Client Group, which also benefited from growth in Canadian personal banking. There was also growth in BMO Capital Markets, P&C Canada and Corporate Services.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Earning Assets (teb)*

(In basis points)	Q2-2012	Increase (Decrease) vs. Q2-2011	Increase (Decrease) vs. Q1-2012	YTD-2012	Increase (Decrease) vs. YTD-2011
P&C Canada	281	(12)	(9)	286	(11)
P&C U.S.	435	(15)	(8)	439	3
Personal and Commercial Client Group	323	6	(8)	327	9
Private Client Group	298	(18)	(82)	339	32
BMO Capital Markets	65	(12)	4	63	(17)
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO adjusted net interest margin (1)	176	(7)	(9)	181	-
Total BMO reported net interest margin	189	7	(16)	197	17
Total Canadian Retail (reported and adjusted)***	281	(13)	(9)	285	(13)
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

10 • BMO Financial Group Second Quarter Report 2012

Non-Interest Revenue

Non-interest revenue increased $198 million or 12% from the second quarter a year ago to $1,839 million. Adjusted non-interest revenue increased $222 million or 14% to $1,758 million. There was strong growth in deposit and payment service charges in P&C U.S. and in investment management fees and other revenue in Private Client Group, due to the acquired business. There was also strong growth in Private Client Group insurance revenues as the prior year’s results were negatively affected by $50 million of earthquake-related reinsurance claims. There were decreases in trading non-interest revenues, and in underwriting and merger and acquisition fees in BMO Capital Markets.

Relative to the first quarter, non-interest revenue increased $40 million or 2.2%. Adjusted non-interest revenue increased $107 million or 6.5%. Increased insurance revenues primarily resulted from the unfavourable effect of movements in long-term interest rates in the prior quarter. There was significant growth in merger and acquisition fees as well as growth in securities commissions and fees. Trading non-interest revenues were appreciably lower, while lending fees also decreased.

Year to date, non-interest revenue increased $246 million or 7.2% to $3,638 million. Adjusted non-interest revenue increased $151 million or 4.6% to $3,409 million. Increases from the acquired business were partially offset by declines in underwriting and advisory fees.

Non-interest revenue is detailed in the attached summary unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $469 million or 23% from a year ago to $2,499 million. Adjusted non-interest expense increased $363 million or 18% from a year ago to $2,357 million. The acquired business increased adjusted expense by $311 million. The stronger U.S. dollar increased adjusted expense growth by $23 million or 1.2%. The remaining increase was due to the acquisition of Lloyd George Management (LGM) that was completed on April 28, 2011, investments in strategic initiatives, as well as increases in advertising, risk management and other support costs.

Relative to the first quarter, non-interest expense decreased $55 million or 2.1%. Adjusted non-interest expense decreased $21 million or 0.9%, due to disciplined expense management and two fewer days in the quarter. Decreases due to a litigation expense recognized in the prior quarter in P&C U.S. and employee compensation costs in respect of employees that are eligible to retire, which are expensed each year in the first quarter, were offset in part by higher revenue-based costs in certain businesses and investments in strategic initiatives.

Our increased focus on productivity has resulted in quarter-over-quarter adjusted operating leverage of 0.4% and an improvement in the adjusted productivity ratio of 0.3 percentage points.

Non-interest expense for the year to date increased $965 million or 24% to $5,053 million. Adjusted non-interest expense increased $692 million or 17% to $4,735, due to $618 million in expenses of the acquired business and the impact of continued investment in our businesses including technology development initiatives.

Non-interest expense is detailed in the attached unaudited interim consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2012 • 11

Risk Management

Uncertainty regarding the success of the austerity measures and bailouts in Europe continues to impact the global economic recovery. In the United States, the economy continues to grow moderately, with unemployment levels slowly improving and the housing market starting to stabilize.

Provisions for credit losses for the current and prior periods are reported on an IFRS basis starting in the first quarter of 2012, and as such include provisions resulting from the recognition of our securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans with a corresponding increase in provision for credit losses.

The provision for credit losses totalled $195 million in the second quarter of 2012. The adjusted provision for credit losses was $151 million, after adjusting for a $44 million specific provision for the M&I purchased performing loan portfolio. Adjusting items also include an $18 million increase in the collective allowance for the M&I purchased performing loan portfolio and an $18 million reduction in the collective allowance on other loans.

The adjusted specific provision for credit losses was $151 million, or an annualized 28 basis points of average net loans and acceptances, compared with $91 million or an annualized 17 basis points in the first quarter of 2012 and $265 million or an annualized 52 basis points in the second quarter of 2011. Included in the adjusted specific provision for credit losses is a recovery of $117 million related to the M&I purchased credit impaired loans this quarter, compared with a $142 million recovery in the first quarter of 2012.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $177 million in the second quarter of 2012, $153 million in the first quarter of 2012 and $161 million in the second quarter of 2011. Specific provisions in the United States were $18 million in the second quarter of 2012, a $31 million recovery in the first quarter of 2012 and a charge of $104 million in the second quarter of 2011. On an adjusted basis, specific provisions in the United States for the comparable periods were a $26 million recovery, a $62 million recovery and a charge of $104 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the second quarter of 2012 were: $161 million in P&C Canada; $94 million in P&C U.S. ($55 million on an adjusted basis); $17 million in BMO Capital Markets; $6 million in Private Client Group ($1 million on an adjusted basis); and $34 million in Corporate Services, which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans. These actual credit losses exclude the $117 million recovery related to the M&I purchased credit impaired loans.

Actual credit losses in the first quarter of 2012 were: $149 million in P&C Canada; $80 million in P&C U.S. ($56 million on an adjusted basis); $11 million recovery in BMO Capital Markets; $6 million charge in Private Client Group ($4 million on an adjusted basis); and $40 million in Corporate Services ($35 million on an adjusted basis), which included loans transferred from P&C U.S. to Corporate Services in the third quarter of 2011 and IFRS adjustments related to the interest on impaired loans. These actual credit losses exclude the $142 million recovery related to the M&I purchased credit impaired loans.

Actual credit losses in the second quarter of 2011, on both a reported and adjusted basis, were: $159 million in P&C Canada; $80 million in P&C U.S.; $3 million in BMO Capital Markets; $5 million in Private Client Group; and $18 million in Corporate Services due to the IFRS adjustments related to the interest on impaired loans.

Impaired loan formations in BMO’s core portfolio (excluding the M&I purchased performing portfolio) totalled $455 million in the current quarter, up from $392 million in the first quarter of 2012 and $357 million a year ago. Impaired loan formations related to the M&I purchased performing portfolio were $444 million in the current quarter, up from $232 million in the first quarter of 2012. At acquisition, we recognized the likelihood of impairment in the purchased performing portfolio and losses on these impaired loans were adequately provided for in the credit mark.

Total gross impaired loans, excluding the purchased credit impaired loans, were $2,837 million at the end of the current quarter, up from $2,657 million in the first quarter of 2012 and $2,465 million a year ago. At the end of the quarter, there were $705 million of gross impaired loans related to the acquired portfolios, of which $116 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and 2020 for retail loans.

An active housing market in Canada with low interest rates and high consumer debt levels continues to imply potential risk. BMO’s Canadian residential mortgage portfolio represents 6.3% of the total Canadian residential mortgage market, which totalled $1,116 billion (Bank of Canada, March 2012). The portfolio is 70% insured, with an average loan-to-value ratio of 65% (adjusted for current housing values). The remaining 30% of the portfolio is uninsured, with an average loan-to-value ratio of 56%. BMO’s Home Equity Line of Credit portfolio is uninsured, but 95% of the exposures represent a priority claim and there are no exposures that had an average loan-to-value ratio greater than 80% at time of origination. We remain satisfied with our prudent and consistent lending standards throughout the credit cycle and will continue to monitor the portfolio closely.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 88 to 91 of BMO’s 2011 annual MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position.

Trading and Underwriting Market Value Exposure (MVE) increased over the period, mainly due to an increase in fixed income activity. Exposure in the bank’s available-for-sale (AFS) portfolios decreased over the same period, mainly as a result of a recent model calibration.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is

12 • BMO Financial Group Second Quarter Report 2012

driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value exposures under rising interest rates increased from the prior quarter largely due to book capital growth and customers’ preference for fixed rate mortgages. EV and earnings exposures under falling interest rate scenarios decreased from the prior quarter largely due to customers’ preference for fixed rate mortgages.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Provision for Credit Losses

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011
New specific provisions	458	412	336	870	736
Reversals of previously established allowances	(66)	(67)	(21)	(133)	(45)
Recoveries of loans previously written-off	(197)	(223)	(50)	(420)	(109)
Specific provision for credit losses	195	122	265	317	582
Change in collective allowance	-	19	32	19	38
Provision for credit losses (PCL)	195	141	297	336	620
Adjusted specific provision for credit losses (1)	151	91	265	242	582

PCL as a % of average net loans and acceptances (annualized) (2)	0.32%	0.23%	0.58%	0.28%	0.61%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (3)	0.46%	0.49%	0.61%	0.47%	0.63%
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.32%	0.20%	0.52%	0.26%	0.57%
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.28%	0.17%	0.52%	0.23%	0.57%

(1)	Adjusted specific provision for credit losses excludes provisions related to the acquired M&I performing portfolio.
(2)	Ratio is presented including purchased portfolios.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)
(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011
GIL, beginning of period	2,657	2,685	2,739	2,685	2,894
Additions to impaired loans and acceptances	899	624	357	1,523	831
Reductions in impaired loans and acceptances (2)	(427)	(379)	(398)	(806)	(794)
Write-offs (3)	(292)	(273)	(233)	(565)	(466)
GIL, end of period (1)	2,837	2,657	2,465	2,837	2,465
GIL as a % of gross loans and acceptances (4)	1.15%	1.09%	1.19%	1.15%	1.19%
GIL as a % of gross loans and acceptances excluding purchased portfolios (4)	0.98%	1.04%	1.20%	0.98%	1.20%
GIL as a % of equity and allowances for credit losses (4)	9.34%	8.74%	10.18%	9.34%	10.18%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (4)	7.07%	7.39%	10.20%	7.07%	10.20%

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($106 million in Q2-2012, $104 million in Q1-2012; and $105 million in Q2-2011).
(4)	Ratio is presented including purchased portfolios. Ratio is also presented excluding purchased portfolios, to provide for better historical comparisons.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended April 30, 2012				As at January 31, 2012	As at October 31, 2011

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity VaR	(0.5)	(0.5)	(0.9)	(0.3)	(0.3)	(0.3)
Equity VaR	(6.3)	(5.6)	(7.0)	(4.0)	(4.9)	(5.4)
Foreign Exchange VaR	(2.3)	(3.2)	(4.7)	(1.8)	(3.3)	(0.9)
Interest Rate VaR (MTM)	(9.5)	(8.8)	(12.7)	(6.1)	(6.7)	(6.3)
Diversification	7.9	8.6	nm	nm	7.6	4.2

Trading Market VaR	(10.7)	(9.5)	(12.0)	(7.6)	(7.6)	(8.7)
Trading & Underwriting Issuer Risk	(5.9)	(5.5)	(6.4)	(4.9)	(4.7)	(3.6)

Total Trading & Underwriting MVE	(16.6)	(15.0)	(18.2)	(12.7)	(12.3)	(12.3)

Interest Rate VaR (AFS)	(15.3)	(17.8)	(23.1)	(13.7)	(17.6)	(11.3)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

MTM- mark-to-market

nm- not meaningful

BMO Financial Group Second Quarter Report 2012 • 13

Total Trading Market Stressed Value at Risk (VaR) Summary ($ millions)*

	For the quarter ended April 30, 2012				As at January 31, 2012	As at October 31, 2011
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity Stressed VaR	(1.1)	(1.1)	(2.5)	(0.4)	(0.9)	(0.3)
Equity Stressed VaR	(9.9)	(9.3)	(11.5)	(5.7)	(7.2)	(6.4)
Foreign Exchange Stressed VaR	(2.4)	(4.8)	(6.6)	(2.4)	(5.0)	(1.2)
Interest Rate Stressed VaR (Mark-to-Market)	(19.9)	(15.1)	(19.9)	(12.3)	(14.7)	(13.2)
Diversification	14.0	13.9	nm	nm	12.2	6.7

Trading Market Stressed VaR	(19.3)	(16.4)	(19.5)	(13.2)	(15.6)	(14.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	April 30, 2012	January 31, 2012	October 31, 2011

Market value exposure (MVE) (pre-tax)	(685.8)	(619.1)	(685.9)
12-month earnings volatility (EV) (after-tax)	(83.2)	(96.2)	(95.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

	April 30, 2012	January 31, 2012	October 31, 2011	April 30, 2012	January 31, 2012	October 31, 2011

100 basis point increase	(562.6)	(553.6)	(614.3)	26.1	19.3	24.8
100 basis point decrease	307.1	364.3	441.8	(81.1)	(104.5)	(102.5)

200 basis point increase	(1,244.6)	(1,220.4)	(1,295.7)	4.3	52.6	69.3
200 basis point decrease	724.6	667.0	829.4	(34.7)	(94.3)	(63.3)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at April 30, 2012, results in an increase in earnings after tax of $96 million and an increase in before tax economic value of $553 million ($95 million and $544 million, respectively, at January 31, 2012; and $88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates at April 30, 2012, results in a decrease in earnings after tax of $86 million and a decrease in before tax economic value of $634 million ($85 million and $653 million, respectively, at January 31, 2012; and $82 million and $494 million, respectively, at October 31, 2011). These impacts are not reflected in the table above.

Income Taxes

The provision for income taxes of $237 million increased $44 million from the second quarter of 2011 and decreased $76 million from the first quarter of 2012. The effective tax rate for the quarter was 18.7%, compared with 19.2% a year ago and 22.0% in the first quarter. The lower effective tax rate in the current quarter relative to the second quarter of 2011 was primarily due to a 1.7 percentage point reduction in the statutory Canadian income tax rate in 2012 and higher recoveries of prior periods’ taxes, partially offset by an increased proportion of income from higher tax-rate jurisdictions. The lower effective tax rate in the current quarter relative to the first quarter of 2012 was primarily due to higher recoveries of prior periods’ taxes. The adjusted effective tax rate was 19.4% in the current quarter, compared with 21.8% in the second quarter of 2011 and 23.7% in the first quarter of 2012. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

As explained in the Provision for Income Taxes section of BMO’s 2011 annual MD&A, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations, BMO may hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. The gain or loss from such hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from such hedging gains or losses is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. This hedging of the investments in U.S. operations has given rise to an income tax expense in shareholders’ equity of $23 million for the quarter and $6 million for the year to date. Refer to the Consolidated Statement of Comprehensive Income included in the unaudited interim consolidated financial statements for further details. Information on additional hedging of our foreign exchange exposure due to investments in foreign operations is described in the Capital Management Q2 2012 Regulatory Capital Review section.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

14 • BMO Financial Group Second Quarter Report 2012

Summary Quarterly Results Trends (1) (2)

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011	Q4-2010(2)	Q3-2010(2)
Total revenue	3,959	4,117	3,822	3,320	3,333	3,468	3,236	2,914
Provision for credit losses – specific	195	122	299	245	265	317	253	214
Provision for credit losses – collective	-	19	63	(15)	32	6	-	-
Non-interest expense	2,499	2,554	2,432	2,221	2,030	2,058	2,030	1,905
Reported net income	1,028	1,109	768	708	813	825	757	688
Adjusted net income	982	972	832	856	770	817	766	697
Basic earnings per share ($)	1.52	1.65	1.12	1.10	1.34	1.36	1.25	1.13
Diluted earnings per share ($)	1.51	1.63	1.11	1.09	1.32	1.34	1.24	1.13
Adjusted diluted earnings per share ($)	1.44	1.42	1.20	1.34	1.25	1.32	1.26	1.14
Net interest margin on earning assets (%)	1.89	2.05	2.01	1.76	1.82	1.78	1.89	1.88
Adjusted net interest margin on earning assets (%)	1.76	1.85	1.78	1.78	1.83	1.79	1.89	1.88
Effective income tax rate (%)	18.7	22.0	25.3	18.0	19.2	24.1	20.6	13.4
Canadian/U.S. dollar exchange rate (average)	0.99	1.01	1.01	0.96	0.96	1.01	1.04	1.05

Reported net income:
P&C Canada	446	446	439	443	414	477	427	431
P&C U.S.	121	137	155	90	53	54	46	52
Personal and Commercial Banking	567	583	594	533	467	531	473	483
Private Client Group	145	105	137	104	91	144	120	98
BMO Capital Markets	225	198	143	270	229	260	214	130
Corporate Services, including T&O	91	223	(106)	(199)	26	(110)	(50)	(23)
BMO Financial Group net income	1,028	1,109	768	708	813	825	757	688

Adjusted net income:
P&C Canada	449	448	441	444	417	479	429	433
P&C U.S.	136	154	172	99	57	59	51	57
Personal and Commercial Banking	585	602	613	543	474	538	480	490
Private Client Group	150	110	143	105	93	145	121	100
BMO Capital Markets	226	198	143	270	229	260	214	130
Corporate Services, including T&O	21	62	(67)	(62)	(26)	(126)	(49)	(23)
BMO Financial Group adjusted net income	982	972	832	856	770	817	766	697

(1) Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

(2) Amounts for Q3-2010 and Q4-2010 have not been restated to conform to IFRS. See discussion that follows.

BMO’s quarterly earning trends were reviewed in detail on pages 98 and 99 of BMO’s 2011 annual MD&A. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the third quarter of fiscal 2010 through the second quarter of fiscal 2012.

Effective November 1, 2011, BMO’s financial statements are prepared in accordance with IFRS. The consolidated financial statements for comparative periods in fiscal year 2011 have been restated. Our financial results for the quarters in fiscal year 2010, however, have not been restated and are still being presented in accordance with Canadian GAAP as defined at that time.

We have remained focused on our objectives and priorities and have made good progress in embracing a culture that places the customer at the centre of everything we do. Economic conditions were at times challenging for some of our businesses in 2011, but overall conditions improved and we maintained our focus on our vision and strategy, while also reporting results in 2011 and in the first half of 2012 that were stronger than in 2010.

Results in 2011 and in the first half of 2012 strengthened, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income, although adjusted results in the fourth quarter of 2011 were weaker due to the impact of concerns over the European debt situation. Results in the first two quarters of 2012 were strong. Expenses increased in 2011, reflecting acquisitions, initiative spending and business growth.

P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products. Net income has generally trended higher in 2011 and into the first half of 2012, with revenue and expense growth moderating during that period.

P&C U.S. has operated in a difficult economic environment since 2007. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Results improved significantly in 2011 and into the first half of 2012, after the acquisition of M&I late in the third quarter, and commercial loan utilization is starting to increase.

Beginning in the third quarter of 2011, Private Client Group results reflect the acquisitions of LGM and the M&I wealth management business. Recent quarterly results have generally reflected continued growth in Private Client Group excluding insurance. Insurance results were lowered in the first quarter of 2012 by the effects of changes in long-term interest rates. Private Client Group results are subject to variability due to reinsurance charges and the effects of long-term interest rate movements on our insurance business.

BMO Capital Markets results in 2010 varied by quarter, with strong results in the second quarter and particularly weak net income in the third quarter. Results in the first quarter of 2011 were particularly strong, while second quarter results returned to normal levels and third quarter results benefited from tax

BMO Financial Group Second Quarter Report 2012 • 15

recoveries related to prior periods. Results were down in the fourth quarter of 2011 and, to a lesser degree, in the first quarter of 2012 due to a difficult, but improving market environment, and improved in the most recent quarter.

Corporate Services reported results are affected by adjusting items. Adjusted results have been generally more consistent, reflecting decreased provisions for credit losses and better revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar has generally weakened over the past two years. It weakened further in 2011 to levels close to parity, although the decrease in its value was less pronounced than in 2010. The U.S. dollar strengthened slightly in the first quarter of 2012, then weakened in the second quarter. A stronger U.S. dollar increases the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

Balance Sheet

Total assets of $525.5 billion at April 30, 2012, increased $24.9 billion from October 31, 2011. The increase primarily reflects increases in cash and cash equivalents and interest bearing deposits with banks of $15.5 billion, net loans and acceptances of $6.6 billion, securities of $5.0 billion and securities borrowed or purchased under resale agreements of $4.3 billion. All remaining assets declined by a combined $6.5 billion.

The $15.5 billion increase in cash and cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with the Federal Reserve.

The $6.6 billion increase in net loans and acceptances was primarily due to an increase in loans to businesses and governments of $5.0 billion and residential mortgages of $1.2 billion. Other loans and acceptances had a net increase totalling $0.4 billion.

The $5.0 billion increase in securities resulted primarily from an increase in available-for-sale securities.

The $4.3 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client-driven activities.

The $6.5 billion decrease in other items was primarily related to decreases in derivative assets, primarily in interest rate contracts and U.S. equities. There was a comparable decrease in derivative financial liabilities.

Liabilities and equity increased $24.9 billion from October 31, 2011. The change primarily reflects increases in securities lent or sold under repurchase agreements of $14.0 billion, deposits of $13.7 billion, securities sold but not yet purchased of $3.6 billion and shareholders’ equity of $0.6 billion. All remaining liabilities decreased by a combined $7.0 billion.

The $14.0 billion increase in securities lent or sold under repurchase agreements was mainly due to increased client-driven activities.

The $13.7 billion increase in deposits was largely driven by a $12.3 billion increase in business and government deposits including wholesale funding and increased deposits in the United States. Deposits by banks increased $1.6 billion, while deposits by individuals decreased $0.2 billion due to the weaker U.S. dollar.

The $3.6 billion increase in securities sold but not yet purchased was primarily due to increased hedging requirements.

The increase in shareholders’ equity of $0.6 billion in the second quarter reflects growth in retained earnings.

The $7.0 billion decrease in other items was primarily related to decreases in derivative liabilities.

Contractual obligations by year of maturity are outlined in Table 20 on page 110 of BMO’s 2011 Annual Report, in accordance with Canadian GAAP as defined at that time. On this basis, there have been no material changes to contractual obligations that are outside the ordinary course of our business.

Capital Management

Q2 2012 Regulatory Capital Review

BMO remains well capitalized, with a Common Equity Ratio (based on Basel II) of 9.90%, and a Basel II Tier 1 Capital Ratio of 11.97% at April 30, 2012. Common Equity and Tier 1 capital were $20.5 and $24.8 billion, respectively. Risk-weighted assets (RWA) were $207 billion at April 30, 2012.

This Common Equity Ratio increased 31 basis points from the end of fiscal 2011 due to higher common equity and lower RWA, as described below. The Basel II Tier 1 Capital Ratio was relatively unchanged from the end of fiscal 2011. Relative to the first quarter, this Common Equity Ratio and Tier 1 Capital Ratio were higher by 25 and 28 basis points, respectively.

Effective November 1, 2011, BMO adopted IFRS, which impacts our capital ratios. The transition to IFRS reduced RWA and lowered retained earnings, which will ultimately reduce BMO’s Basel II Tier 1 Capital Ratio and Total Capital Ratio by approximately 60 and 55 basis points, respectively, and increase the assets to capital multiple by 1.45x. Under OSFI transition guidance, BMO has elected to phase in the impact of lower Tier 1 capital over a five quarter period. The impacts of the IFRS transition on our Basel II Tier 1 Capital Ratio and Total Capital Ratio at the end of the second quarter were 19 and 15 basis point reductions, respectively. The impact of lower RWA is not phased in and was fully recognized in the first quarter of 2012.

RWA of $207 billion at April 30, 2012, was $2 billion lower than October 31, 2011, due to lower RWA related to the transition to IFRS described above, improved risk assessments, lower RWA related to securitized assets and the impact of the strengthening Canadian dollar on U.S.-dollar-denominated RWA. These factors were partly offset by the requirements for additional Stress VaR RWA under the Basel 2.5 rules.

Common equity (on a Basel II basis) at April 30, 2012, increased $0.5 billion from $20.0 billion at October 31, 2011, due to retained earnings growth and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. These factors were partly offset by higher deductions under Basel 2.5 rules.

Common equity growth was partly offset by adjustments to retained earnings as part of the transition to IFRS, which, as noted above, is phased in over five quarters, and by higher Basel II capital deductions due to the expiry of grandfathering rules related to capital deductions for insurance subsidiaries held prior to January 1, 2007. Excluding these adjustments, common equity increased by $1.2 billion.

16 • BMO Financial Group Second Quarter Report 2012

The bank’s Basel II Tier 1 capital decreased $0.3 billion from October 31, 2011, as the growth in common equity was offset by the redemption of $400 million BMO BOaTS – Series C in December 2011 and US$300 million Class B Preferred Shares Series 10 announced in January and completed in February 2012.

BMO’s Basel II Total Capital Ratio was 14.89% at April 30, 2012. The ratio was relatively unchanged from 14.85% at the end of 2011 and 31 basis points higher than the first quarter. Total capital decreased $0.2 billion from the end of 2011 to $30.8 billion, primarily due to the factors outlined above.

BMO’s Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, was 15.09 at April 30, 2012. Under OSFI rules, a bank’s total assets should be no greater than 20 times its available capital, but OSFI may prescribe a lower multiple, or approve a multiple of up to 23, depending on a bank’s circumstances.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. As discussed above in the Income Taxes section, foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity (without attracting tax until realized). When coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar denominated capital deductions on our Canadian dollar capital, this may result in volatility in the bank’s capital ratios. BMO may, as discussed above in the Income Taxes section, partially hedge this foreign exchange risk by funding its foreign investment in U.S. dollars and may, to reduce the impact of foreign exchange rate changes on the bank’s capital ratios, enter into forward currency contracts or elect to fund its investment in Canadian dollars.

Pending Basel III Regulatory Capital Changes

The Basel III capital rules, which will start to come into effect in January 2013, have now been largely outlined and BMO’s Basel III capital ratios are well-positioned for the adoption of the new requirements.

We consider the Common Equity Ratio to be the primary capital ratio under Basel III. Based on our analysis and assumptions, BMO’s pro-forma April 30, 2012, Common Equity Ratio would be 7.6%, approximately 40 basis points higher than the pro-forma ratio at the end of the prior quarter. OSFI indicated in a public letter dated February 1, 2011, that it expects deposit-taking institutions to meet the Basel III capital requirements, including a 7% Common Equity Ratio target (4.5% minimum plus 2.5% capital conservation buffer), early in the Basel III transition period, which commences at the start of 2013. BMO currently exceeds such expectations on a pro-forma basis.

The bank’s regulatory common equity, defined as common equity net of applicable regulatory capital adjustments, would decrease by approximately $2.7 billion from $19.6 billion under Basel II, based on full phase in of IFRS impacts, to $16.9 billion under Basel III, both as at April 30, 2012.

Our RWA at April 30, 2012, would increase by approximately $13 billion from $207 billion under Basel II to $220 billion under Basel III, primarily due to higher counterparty credit risk RWA of $11.3 billion, as well as the conversion of certain existing Basel II capital deductions to RWA.

The Basel III pro-forma Tier 1 Capital Ratio at April 30, 2012, would be 9.5%, an increase of approximately 40 basis points from the prior quarter.

Under Basel III, Tier 1 capital at April 30, 2012, would decrease by approximately $2.8 billion from $23.9 billion under Basel II to $21.1 billion, based on full phase in of IFRS impacts.

BMO’s pro-forma Tier 1 Capital Ratio, Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements.

The pro-forma calculations and statements in this section assume full implementation of announced Basel III regulatory capital requirements and proposals. In calculating the bank’s Basel III Tier 1 Capital Ratio, Basel III Total Capital Ratio and Leverage Ratio, we also assumed that the current non-common share Tier 1 and Tier 2 capital instruments were fully included in regulatory capital. These instruments do not meet Basel III capital requirements and will be subject to grandfathering provisions and phased out over a nine-year period beginning January 1, 2013. We expect to be able to refinance non-common share capital instruments as and when necessary in order to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect future management actions that may be taken to help mitigate the impact of the changes, the benefit of future growth in retained earnings, additional rule changes or factors beyond management’s control.

Additional information on Basel III regulatory capital changes is available in the Enterprise-Wide Capital Management section on pages 61 to 65 of BMO’s 2011 annual MD&A.

Other Capital Developments

On May 4, 2012, BMO announced its intention to redeem all of its $1.2 billion subordinated Series D Medium-Term Notes Second Tranche on June 21, 2012, which will have the effect of lowering the Basel II Total Capital ratio by 60 basis points.

During the quarter, 2,984,000 common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

During the quarter, we redeemed all US$300 million of our Non-cumulative Perpetual Class B Preferred Shares Series 10.

On May 23, 2012, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable August 28, 2012, to shareholders of record on August 1, 2012. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury with a two per cent discount from the average market price of the common shares, as defined in the Plan.

BMO Financial Group Second Quarter Report 2012 • 17

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions)	Q2-2012	Q4-2011
Gross common shareholders’ equity	25,060	24,455
IFRS phase in not applicable to common equity	66	-
Goodwill and excess intangible assets	(3,702)	(3,585)
Securitization-related deductions	(35)	(168)
Expected loss in excess of allowance – AIRB Approach	(164)	(205)
Substantial investments/Investments in insurance subsidiaries	(673)	(481)
Other deductions	(80)	-
Adjusted common shareholders’ equity	20,472	20,016
Non-cumulative preferred shares	2,465	2,861
Innovative Tier 1 Capital Instruments	1,866	2,156
Non-controlling interest in subsidiaries	21	38
IFRS phase in only applicable to Tier 1 capital	(66)	-
Adjusted Tier 1 Capital	24,758	25,071
Subordinated debt	5,721	5,896
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	65	7
Eligible portion of collective allowance for credit losses	335	309
Total Tier 2 Capital	6,921	7,012
Securitization-related deductions	(35)	(31)
Expected loss in excess of allowance – AIRB Approach	(164)	(205)
Substantial Investments/Investment in insurance subsidiaries	(673)	(855)
Adjusted Tier 2 Capital	6,049	5,921
Total Capital	30,807	30,992

Risk-Weighted Assets
(Canadian $ in millions)	Q2-2012	Q4-2011
Credit risk	174,013	179,092
Market risk	7,546	4,971
Operational risk	25,294	24,609
Total risk-weighted assets	206,853	208,672

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Outstanding Shares and Securities Convertible into Common Shares

As at May 23, 2012	Number of shares or dollar amount
Common shares	643,365,000
Class B Preferred Shares
Series 5	$200,000,000
Series 13	$350,000,000
Series 14	$250,000,000
Series 15	$250,000,000
Series 16	$300,000,000
Series 18	$150,000,000
Series 21	$275,000,000
Series 23	$400,000,000
Series 25	$290,000,000
Stock options
– vested	9,246,000
– non-vested	8,022,000

Details on share capital are outlined in the 2011 Annual Report in Note 20 to the audited consolidated financial statements on pages 154 to 155.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 on page 140 of our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter and have a stable outlook. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa2); and Standard & Poor’s (S&P) (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are all discussed in Note 27 to the audited consolidated financial statements on page 169 of BMO’s 2011 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Special Purpose Entities and Guarantees, which are described on pages 66 to 68 and 70 of BMO’s 2011 annual MD&A as well as in Notes 5 and 7 to the attached unaudited interim consolidated financial statements. Under IFRS, we now consolidate our structured credit vehicles, U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended April 30, 2012.

18 • BMO Financial Group Second Quarter Report 2012

Accounting Policies and Critical Accounting Estimates

Effective the first quarter of 2012, BMO’s consolidated financial statements are prepared in accordance with IFRS. Significant accounting policies under IFRS are described in Note 1 to the attached unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion. The consolidated financial statements for comparative periods have been restated to conform to the current presentation. Our consolidated financial statements were previously prepared in accordance with Canadian GAAP as defined at that time. Changes in accounting as a result of conforming to IFRS are described more fully in Note 19 to the attached unaudited interim consolidated financial statements and on pages 73 to 77 of BMO’s 2011 annual MD&A.

Future Changes in Accounting Policies

The International Accounting Standards Board has issued amendments to the standard for financial instrument disclosures, which require additional disclosure on the transfer of financial assets, including the possible effects of any residual risks that the transferring entity retains. These amendments will be effective for BMO for our annual disclosures as at October 31, 2012. In addition, effective November 1, 2013, we will also adopt new standards on Employee Benefits, Fair Value Measurement, Consolidated Financial Statements, Investment in Associates and Joint Ventures, and Offsetting. Additional information on the new standards and amendments to existing standards can be found in Note 1 of the attached unaudited interim consolidated financial statements.

The above Future Changes in Accounting Policies section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Select Financial Instruments

Pages 65 to 69 of BMO’s 2011 annual MD&A provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes in the select financial instruments, if any, in our interim MD&A.

Under IFRS, we now consolidate our structured investment vehicle, our Canadian credit protection vehicle and our U.S. customer securitization vehicle. There has been no change to the structure of our economic exposure.

The amount drawn on the liquidity facility BMO provides for the structured investment vehicle Links Finance Corporation (Links) was lowered to US$2.1 billion at the end of the quarter, down from US$2.3 billion at January 31, 2012, and US$2.6 billion at the end of fiscal 2011. The decrease was attributable to asset sales and asset maturities. The book value of the Links’ subordinated capital notes at quarter-end was US$407 million, compared with US$420 million at January 31, 2012, and US$440 million at October 31, 2011. During the quarter, our other structured investment vehicle, Parkland Finance Corporation, sold its remaining assets, fully repaid its BMO liquidity facility and distributed the remaining proceeds to capital noteholders.

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We are closely monitoring our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to select countries of interest, as at April 30, 2012, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe with gross exposures greater than $500 million.

The first table outlines portfolio total gross and net exposure for lending, securities (inclusive of credit exposures arising from credit default swap (CDS) activity), repo-style transactions and derivatives (counterparty). These totals are broken down by counterparty type in the subsequent tables. For greater clarity, CDS exposure by counterparty is detailed separately.

The bank’s direct exposures in GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $160 million, plus $47 million of unfunded commitments. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These totalled $84 million at the end of the quarter.

Our net direct exposure to the other Eurozone countries (the other 12 countries that share a common euro currency) totalled approximately $4.5 billion, of which 67% was to counterparties in countries with a Aaa/AAA rating by both Moody’s and S&P, with approximately 96% rated Aaa/AAA by one or other of the rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.2 billion, of which 95% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.

In addition to the exposures shown in the table, we have exposure to European supranational institutions totalling $0.86 billion, predominantly in the form of tradeable cash products, as well as $0.66 billion of European Central Bank exposure.

The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures. The bank has direct credit exposure to those structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on pages 67 to 68 of BMO’s 2011 annual MD&A, these structures all have first-loss protection and hedges are in place for our credit protection vehicle.

The notional exposure held in our credit protection vehicle to issuers in Greece, Italy and Spain represented 0.5%, 1.3% and 1.1%, respectively, of its total notional exposure. The credit protection vehicle had notional exposure to 7 of the other 12 countries that share the Euro currency. This exposure represented 14.2% of total notional exposure, of which 78.4% was rated investment grade by S&P (69.2% by Moody’s). The notional exposure to the remainder of Europe was 16.3% of the total notional exposure, with 70.3% rated investment grade by S&P (63.7% by Moody’s). The bank is well protected as a result of both first-loss protection and hedges that are in place.

BMO Financial Group Second Quarter Report 2012 • 19

The bank has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has reliance on 2.7% of loans or securities originated by entities in Europe. Exposure to Germany is the largest at 1.0%. Exposure to Spain is approximately 0.1% and there is no exposure to Italy, Ireland, Greece or Portugal.

The structured investment vehicle’s par value exposure to entities in European countries totalled $923 million, of which $0.1 million is exposure to GIIPS, $292 million to the other Eurozone countries and $631 million to the rest of Europe. The largest exposures include the United Kingdom at $567 million and Netherlands at $176 million. These values include exposure through collateralized bond obligation (CBO), collateralized loan obligation (CLO) investments and residential mortgage-backed securities, which have credit exposures to borrowers or issuers operating in Europe.

BMO’s indirect exposure to Europe in the form of Euro-denominated collateral to support trading activity was €1,255 million in securities issued by entities in European countries and €392 million of cash collateral at April 30, 2012. Of this amount, €38 million was held in GIIPS related securities and €509 million was in German securities.

Indirect exposure by way of guarantees from entities in European countries totalled $371 million, of which $1 million is exposure to GIIPS, $179 million to the other Eurozone countries and $191 million to the rest of Europe. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. Reliance may be placed on collateral or guarantees as part of specific product structures, such as repurchase agreements.

The bank’s CDS exposures in Europe are also outlined in a table that follows. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off since 2008. Maturity mismatches in the run-off portfolio are not material, and where they exist, the purchased credit protection generally extends beyond the maturity date of the offsetting bond or CDS contract. There is one exception where the purchased protection expires prior to the maturity of the offsetting sold protection contract, and on this exception the open credit exposure is not material and extends for less than one month. This exposure is outside of the GIIPS countries and has been netted in the tables. In addition, two European exposures totalling €45 million of sold protection are hedged on a proxy basis. The credit benefit realized through the proxy hedge has not been netted in the tables. Of this exposure, €20 million is to Italian counterparties while the remainder is outside of the GIIPS countries.

BMO’s direct credit exposures in North Africa and the Middle East totalled $0.9 billion, of which $638 million was exposure in Turkey, $131 million in Morocco and $63 million in United Arab Emirates. Of the total exposure, $233 million is insured through approved Export Credit Agencies, with the largest in Turkey at $180 million. Exposure to the remaining countries is modest, and the bank has no direct exposure in Syria. The exposure is almost entirely with bank counterparties, in trade finance or trade related products.

20 • BMO Financial Group Second Quarter Report 2012

European Exposure7 by Country (Canadian $ in millions)

    As at April 30, 2012

	Lending (1)		Securities (2)		Repo-Style Trans.(3)		Derivatives (4)		Total
Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net
GIIPS
Greece	2	2	-	-	-	-	-	-	2	2
Ireland (5)	-	-	28	-	151	3	53	6	232	9
Italy	1	1	255	26	209	-	9	5	474	32
Portugal	69	22	123	-	-	-	-	-	192	22
Spain	88	88	301	-	-	-	13	7	402	95
Total - GIIPS	160	113	707	26	360	3	75	18	1,302	160
Eurozone (excluding GIIPS)
France	38	38	1,161	892	2,239	3	322	38	3,760	971
Germany	119	119	2,122	1,625	2,523	18	115	18	4,879	1,780
Netherlands	278	175	711	565	916	5	80	6	1,985	751
Other (6)	429	289	878	668	9	1	92	48	1,408	1,006
Total – Eurozone (excluding GIIPS)	864	621	4,872	3,750	5,687	27	609	110	12,032	4,508
Rest of Europe
Denmark	11	11	706	705	725	-	-	-	1,442	716
Norway	14	14	1,030	1,030	-	-	21	21	1,065	1,065
Sweden	2	2	153	50	336	1	5	-	496	53
United Kingdom	412	197	1,497	827	3,198	7	536	119	5,643	1,150
Other (6)	189	180	706	-	139	5	24	10	1,058	195
Total - Rest of Europe	628	404	4,092	2,612	4,398	13	586	150	9,704	3,179
Total - All of Europe	1,652	1,138	9,671	6,388	10,445	43	1,270	278	23,038	7,847

Details of the summary amounts reflected in the columns above are provided in the tables that follow.

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $3.1 billion.
(5)	Does not include Irish subsidiary reserves with Irish Central Bank of $84 million.
(6)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland, Poland, Russian Federation and Switzerland.
(7)	The bank also has exposure to entities in a number of European countries through our credit protection vehicle, U.S. customer securitization vehicle and structured investment vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
(8)	Sovereign includes sovereign-backed bank cash products.

European Lending Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	2	-	-	2	2	-	-	2
Ireland (5)	-	-	-	-	-	-	-	-
Italy	1	-	-	1	1	-	-	1
Portugal	20	49	-	69	20	2	-	22
Spain	88	-	-	88	88	-	-	88
Total - GIIPS	111	49	-	160	111	2	-	113
Eurozone (excluding GIIPS)
France	38	-	-	38	38	-	-	38
Germany	48	5	66	119	48	5	66	119
Netherlands	28	250	-	278	28	147	-	175
Other (6)	356	73	-	429	221	68	-	289
Total - Eurozone (excluding GIIPS)	470	328	66	864	335	220	66	621
Rest of Europe
Denmark	11	-	-	11	11	-	-	11
Norway	14	-	-	14	14	-	-	14
Sweden	2	-	-	2	2	-	-	2
United Kingdom	69	343	-	412	69	128	-	197
Other (6)	175	14	-	189	175	5	-	180
Total - Rest of Europe	271	357	-	628	271	133	-	404
Total - All of Europe	852	734	66	1,652	717	355	66	1,138
Refer to footnotes in first table.

BMO Financial Group Second Quarter Report 2012 • 21

European Securities Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (8)	Total	Bank	Corporate	Sovereign (8)	Total

GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	3	25	28	-	-	-	-
Italy	59	86	110	255	-	26	-	26
Portugal	-	-	123	123	-	-	-	-
Spain	154	103	44	301	-	-	-	-

Total - GIIPS	213	192	302	707	-	26	-	26

Eurozone (excluding GIIPS)
France	82	92	987	1,161	-	2	890	892
Germany	88	325	1,709	2,122	13	-	1,612	1,625
Netherlands	486	106	119	711	460	7	98	565
Other (6)	128	107	643	878	98	39	531	668

Total - Eurozone (excluding GIIPS)	784	630	3,458	4,872	571	48	3,131	3,750

Rest of Europe
Denmark	257	1	448	706	257	-	448	705
Norway	381	-	649	1,030	381	-	649	1,030
Sweden	49	103	1	153	49	-	1	50
United Kingdom	268	485	744	1,497	36	47	744	827
Other (6)	16	138	552	706	-	-	-	-

Total - Rest of Europe	971	727	2,394	4,092	723	47	1,842	2,612

Total - All of Europe	1,968	1,549	6,154	9,671	1,294	121	4,973	6,388

Refer to footnotes in first table.

European Repo & Derivatives Exposure7 by Country and Counterparty (Canadian $ in millions)

    As at April 30, 2012

	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral
Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	151	3	48	5	-	53	1	5	-	6
Italy	209	-	7	2	-	9	3	2	-	5
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	-	-	13	-	-	13	7	-	-	7

Total - GIIPS	360	3	68	7	-	75	11	7	-	18

Eurozone (excluding GIIPS)
France	2,239	3	322	-	-	322	38	-	-	38
Germany	2,523	18	115	-	-	115	18	-	-	18
Netherlands	916	5	80	-	-	80	6	-	-	6
Other (6)	9	1	86	2	4	92	42	2	4	48

Total - Eurozone (excluding GIIPS)	5,687	27	603	2	4	609	104	2	4	110

Rest of Europe
Denmark	725	-	-	-	-	-	-	-	-	-
Norway	-	-	1	-	20	21	1	-	20	21
Sweden	336	1	5	-	-	5	-	-	-	-
United Kingdom	3,198	7	519	8	9	536	102	8	9	119
Other (6)	139	5	24	-	-	24	10	-	-	10

Total - Rest of Europe	4,398	13	549	8	29	586	113	8	29	150

Total - All of Europe	10,445	43	1,220	17	33	1,270	228	17	33	278

Refer to footnotes in first table.

22 • BMO Financial Group Second Quarter Report 2012

Credit Default Swaps by Country and Credit Quality (Canadian $ in millions)

    As at April 30, 2012

	Fair Value					Notional
	Purchased		Written			Purchased			Written
Country	Inv. Grade	Non- Inv. Grade	Inv. Grade	Non- Inv. Grade	Total Exposure	Inv. Grade	Non- Inv. Grade	Total	Inv. Grade	Non- Inv. Grade	Total	Total Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	6	-	(6)	-	-	(29)	-	(29)	29	-	29	-
Italy	16	-	(17)	-	(1)	(259)	-	(259)	264	-	264	5
Portugal	34	-	(34)	-	-	(127)	-	(127)	127	-	127	-
Spain	15	-	(14)	-	1	(259)	(7)	(266)	253	12	265	(1)

Total - GIIPS	71	-	(71)	-	-	(674)	(7)	(681)	673	12	685	4

Eurozone (excluding GIIPS)
France	4	-	(3)	-	1	(353)	-	(353)	326	-	326	(27)
Germany	4	-	(3)	-	1	(765)	-	(765)	726	26	752	(13)
Netherlands	-	-	-	-	-	(177)	(20)	(197)	153	13	166	(31)
Other (6)	4	-	(2)	-	2	(254)	-	(254)	294	-	294	40

Total - Eurozone (excluding GIIPS)	12	-	(8)	-	4	(1,549)	(20)	(1,569)	1,499	39	1,538	(31)

Rest of Europe
Denmark	-	-	-	-	-	(32)	-	(32)	32	-	32	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Sweden	(1)	-	2	-	1	(134)	(7)	(141)	140	-	140	(1)
United Kingdom	7	-	(6)	-	1	(783)	-	(783)	730	46	776	(7)
Other (6)	15	-	(18)	-	(3)	(855)	(25)	(880)	861	8	869	(11)

Total - Rest of Europe	21	-	(22)	-	(1)	(1,804)	(32)	(1,836)	1,763	54	1,817	(19)

Total - All of Europe	104	-	(101)	-	3	(4,027)	(59)	(4,086)	3,935	105	4,040	(46)

Refer to footnotes in first table.

Notes:

-	All purchased and written exposures are with bank counterparties, with the exception being $33 million (notional) of written protection on a German reference obligation transacted with a Canadian non-Bank financial counterparty.
-	36% of purchased and 37% of written exposure is subject to complete restructuring trigger events.
-	64% of purchased and 63% of written exposure is subject to modified-modified restructuring trigger events.

BMO Financial Group Second Quarter Report 2012 • 23

U.S. Legislative and Regulatory Developments

On July 21, 2010, U.S. President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). The Act is broad in scope and the reforms include heightened consumer protection, regulation of the over-the-counter derivatives markets, restrictions on proprietary trading and sponsorship of private investment funds by banks (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. The reforms also include greater supervision of systemically significant payment, clearing or settlement systems, restrictions on interchange fees, and the creation of a new financial stability oversight council of regulators with the objective of increasing stability by monitoring systemic risks posed by financial services companies and their activities. Many provisions of the Dodd-Frank Act continue to be subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall impact on BMO or the financial services industry as a whole. As rulemaking evolves, we are continually monitoring developments to ensure we are well-positioned to respond to and implement any required changes. We anticipate an increase in regulatory compliance costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have issued proposed rules to implement the Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds. The agencies recently confirmed that banking entities have two years from July 21, 2012, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts during this period.

In addition, under the Dodd-Frank Act, over-the-counter derivatives will be subject to a comprehensive regulatory regime. Certain derivatives will be required to be centrally cleared or traded on an exchange. Registration, reporting, business conduct and capital and margin requirements in respect of derivatives are also being finalized.

The Board of Governors of the Federal Reserve System (FRB) has issued for comment a proposed rulemaking (the Proposed Rule) that would implement the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements. The Proposed Rule would establish new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management framework, concentration and credit exposure limits, resolution planning and credit exposure reporting. If implemented in its current form, the Proposed Rule would apply to BMO’s U.S. bank holding company subsidiary but not to BMO. The FRB has indicated that it intends to propose later this year a rule designed specifically for the top level of foreign-domiciled bank holding companies, such as BMO.

BMO is currently assessing and preparing for the impact of these proposed rules on its operations.

The restrictions on interchange fees under the Dodd-Frank Act became effective on October 1, 2011, and are expected to lower P&C U.S. pre-tax net income on an annual basis by approximately US$40 million, after the mitigating effects of related management actions.

Pursuant to FRB requirements, our U.S. subsidiary BMO Financial Corp. (BFC) submitted a three year capital plan to the FRB in January 2012. The FRB has informed BFC that it completed its 2012 Capital Plan Review and it did not object to the proposed capital actions submitted to the FRB pursuant to the Capital Plan Review. Under current FRB rules, as a bank holding company with more than $50 billion in assets, BFC is required to participate in an annual stress test exercise conducted by the FRB and to submit an annual capital plan to the FRB.

This U.S. Legislative and Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24 • BMO Financial Group Second Quarter Report 2012

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q2-2012

	Q2-2012					YTD-2012
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO
Net interest income (teb) (1)	1,661	128	308	23	2,120	3,402	292	595	149	4,438
Non-interest revenue	594	615	481	149	1,839	1,190	1,146	966	336	3,638
Total revenue (teb) (1)	2,255	743	789	172	3,959	4,592	1,438	1,561	485	8,076
Provision for credit losses	224	3	24	(56)	195	448	7	48	(167)	336
Non-interest expense	1,245	553	471	230	2,499	2,551	1,110	954	438	5,053
Income before income taxes	786	187	294	(2)	1,265	1,593	321	559	214	2,687
Income taxes (recovery) (teb) (1)	219	42	69	(93)	237	443	71	136	(100)	550
Reported net income Q2-2012	567	145	225	91	1,028	1,150	250	423	314	2,137
Reported net income Q1-2012	583	105	198	223	1,109
Reported net income Q2-2011	467	91	229	26	813	998	235	489	(84)	1,638
Adjusted net income Q2-2012	585	150	226	21	982	1,187	260	424	83	1,954
Adjusted net income Q1-2012	602	110	198	62	972
Adjusted net income Q2-2011	474	93	229	(26)	770	1,012	238	489	(152)	1,587

Other statistics
Net economic profit (2)	242	93	93	(62)	366	484	146	168	2	800
Return on equity	17.8%	27.3%	18.6%	nm	16.2%	18.2%	23.4%	18.0%	nm	16.7%
Adjusted return on equity	18.4%	28.3%	18.6%	nm	15.4%	17.6%	24.4%	18.0%	nm	15.2%
Operating leverage	(1.2%)	5.0%	(5.5%)	nm	(4.4%)	(4.4%)	(4.3%)	(12.4%)	nm	(4.9%)
Adjusted operating leverage	0.3%	6.3%	(5.5%)	nm	(3.3%)	(2.8%)	(3.2%)	(12.4%)	nm	(5.5%)
Productivity ratio (teb)	55.2%	74.4%	59.7%	nm	63.1%	55.6%	77.2%	61.1%	nm	62.6%
Adjusted productivity ratio (teb)	54.1%	73.4%	59.7%	nm	63.2%	54.4%	76.2%	61.1%	nm	63.4%
Net interest margin on earning assets (teb)	3.23%	2.98%	0.65%	nm	1.89%	3.27%	3.39%	0.63%	nm	1.97%
Adjusted net interest margin (teb)	3.23%	2.98%	0.65%	nm	1.76%	3.27%	3.39%	0.63%	nm	1.81%
Average common equity	12,512	2,135	4,734	5,190	24,571	12,687	2,111	4,521	5,148	24,467
Average earning assets ($ billions)	209.0	17.5	192.6	36.0	455.1	209.0	17.3	189.5	36.1	451.9
Full-time equivalent staff	24,066	6,481	2,238	13,781	46,566
(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services including T&O.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2012.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Effective in the first quarter of 2012, Private Client Group and P&C Canada entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the second quarter of 2012 totalled $56 million, up from $53 million in the second quarter of 2011 and up from $52 million in the first quarter.

BMO Financial Group Second Quarter Report 2012 • 25

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	1,661	319	24%	(80)	(5%)	3,402	657	24%
Non-interest revenue	594	106	22%	(2)	-	1,190	167	16%
Total revenue (teb)	2,255	425	23%	(82)	(3%)	4,592	824	22%
Provision for credit losses	224	54	31%	-	-	448	105	30%
Non-interest expense	1,245	244	24%	(61)	(5%)	2,551	532	26%
Income before income taxes	786	127	19%	(21)	(2%)	1,593	187	13%
Income taxes (teb)	219	27	14%	(5)	(2%)	443	35	9%
Reported net income	567	100	22%	(16)	(3%)	1,150	152	15%
Adjusted net income	585	111	24%	(17)	(3%)	1,187	175	17%

Return on equity	17.8%		(8.0%)		0.4%	17.6%		(9.2%)
Adjusted return on equity	18.4%		(7.8%)		0.4%	18.2%		(9.0%)
Operating leverage	(1.2%)		nm		nm	(4.4%)		nm
Adjusted operating leverage	0.3%		nm		nm	(2.8%)		nm
Productivity ratio (teb)	55.2%		0.5%		(0.7%)	55.6%		2.0%
Adjusted productivity ratio (teb)	54.1%		(0.2%)		(0.6%)	54.4%		1.2%
Net interest margin on earning assets (teb)	3.23%		0.06%		(0.08%)	3.27%		0.09%
Average earning assets ($ billions)	209.0	35.4	20%	-	-	209.0	35.2	20%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	1,063	5	-	(46)	(4%)	2,172	4	-
Non-interest revenue	460	30	7%	13	3%	907	7	1%
Total revenue (teb)	1,523	35	2%	(33)	(2%)	3,079	11	-
Provision for credit losses	141	5	2%	3	1%	279	7	2%
Non-interest expense	776	-	-	(37)	(4%)	1,589	34	2%
Income before income taxes	606	30	5%	1	-	1,211	(30)	(2%)
Provision for income taxes (teb)	160	(2)	(1%)	1	1%	319	(31)	(8%)
Reported net income	446	32	8%	-	-	892	1	-
Adjusted net income	449	32	8%	1	-	897	1	-

Personal revenue	961	32	4%	(2)	-	1,924	27	1%
Commercial revenue	562	3	1%	(31)	(5%)	1,155	(16)	(1%)
Operating leverage	2.3%		nm		nm	(1.8%)		nm
Productivity ratio (teb)	51.0%		(1.2%)		(1.2%)	51.6%		0.9%
Net interest margin on earning assets (teb)	2.81%		(0.12%)		(0.09%)	2.86%		(0.11%)
Average earning assets ($ billions)	153.7	5.6	4%	1.4	0.9%	153.0	5.7	4%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

26 • BMO Financial Group Second Quarter Report 2012

Q2 2012 vs Q2 2011

P&C Canada net income of $446 million was up $32 million or 7.8% from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $34 million or 8.5%.

Revenue increased $35 million or 2.4%. Results reflect higher volumes across most products and improving fee revenues, partially offset by lower net interest margin. Net interest margin declined 12 basis points, driven by competitive pressures and lower deposit spreads in the low interest rate environment.

In the personal banking segment, revenue was $32 million higher. Higher volumes across most products were partially offset by competitive pressure and lower deposit spreads. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 4.8% year over year, while total personal lending market share decreased. Personal cards loan balances increased 0.4% and market share increased year over year.

Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on improving the total personal lending business through focused investment and improved productivity in the sales force.

Personal deposit balances increased 3.8% year over year due to increases in retail operating deposits. Market share for both retail operating and term deposits decreased year over year.

In the commercial banking segment, revenue was consistent with the prior year as higher volumes across most products were offset by competitive pressure and lower deposit spreads.

Commercial loan balances increased 3.2% year over year. We continue to rank second in Canadian business banking market share of small and mid-sized business loans with a year-over-year decline of 27 basis points.

Commercial cards balances decreased 0.6%, while commercial deposit balances grew 4.8%.

Non-interest expense was unchanged from the prior year as we continue to aggressively manage our expenses, consistent with our focus on improving productivity over time. The group’s operating leverage was 2.3%.

Average current loans and acceptances increased $6.2 billion or 4.1% from a year ago, while personal and commercial deposits grew $4.3 billion or 4.2%.

Q2 2012 vs Q1 2012

Net income was consistent with the first quarter. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income was $6 million lower than in the first quarter.

Revenue decreased $33 million or 2.1% as a result of two fewer days and lower net interest margin, partially offset by higher cards revenue. Net interest margin was down 9 basis points primarily due to lower deposit spreads, as loan spreads remained relatively stable.

Personal revenue was stable, as higher volumes in retail cards and higher mortgage refinancing fees were offset by the impact of two fewer days.

Commercial revenue was affected by two less days, lower commercial card volumes and competitive pressure across most products.

Non-interest expense was $37 million lower, mainly due to reduced employee related costs, fewer days, moderated initiative spending and the expense for performance-based compensation in respect of employees eligible to retire that is recorded in the first quarter.

Average current loans and acceptances increased $1.6 billion or 1.0% from last quarter, while personal and commercial deposits decreased $0.9 billion or 0.8%.

Q2 YTD 2012 vs Q2 YTD 2011

Net income was essentially unchanged year over year, at $892 million. Revenue increased $11 million or 0.4%, driven by volume growth across most products including fee revenues, offset by a significant securities gain in last year’s first quarter results. Net interest margin declined by 11 basis points primarily due to competitive pressures across most products and lower deposit spreads in a low interest rate environment.

Non-interest expense increased $34 million or 2.2% primarily due to the current impact of 2011 initiative spending including higher front-line staffing levels. We remain focused on improving productivity over time.

Average current loans and acceptances, including securitized loans, increased $6.2 billion or 4.2%, while personal and commercial deposits increased $4.7 billion or 4.7%.

BMO Financial Group Second Quarter Report 2012 • 27

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	598	314	+100%	(34)	(5%)	1,230	653	+100%
Non-interest revenue	134	76	+100%	(15)	(11%)	283	160	+100%
Total revenue (teb)	732	390	+100%	(49)	(6%)	1,513	813	+100%
Provision for credit losses	83	49	+100%	(3)	(3%)	169	98	+100%
Non-interest expense	469	244	+100%	(24)	(5%)	962	498	+100%
Income before income taxes	180	97	+100%	(22)	(11%)	382	217	+100%
Provision for income taxes (teb)	59	29	97%	(6)	(8%)	124	66	+100%
Reported net income	121	68	+100%	(16)	(12%)	258	151	+100%
Adjusted net income	136	79	+100%	(18)	(11%)	290	174	+100%

Operating leverage	5.4%		nm		nm	8.6%		nm
Adjusted operating leverage	10.6%		nm		nm	13.7%		nm
Productivity ratio (teb)	64.1%		(1.6%)		0.9%	63.6%		(2.6%)
Adjusted productivity ratio (teb)	60.9%		(3.2%)		0.8%	60.5%		(4.1%)
Net interest margin on earning assets (teb)	4.35%		(0.15%)		(0.08%)	4.39%		0.03%
Adjusted net interest margin on earning assets	4.35%		(0.15%)		(0.08%)	4.39%		0.03%
Average earning assets ($ billions)	55.4	29.7	+100%	(1.4)	(2%)	56.1	29.5	+100%

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	604	309	+100%	(19)	(3%)	1,227	641	+100%
Non-interest revenue	134	74	+100%	(14)	(9%)	282	157	+100%
Total revenue (teb)	738	383	+100%	(33)	(4%)	1,509	798	+100%
Non-interest expense	473	239	+100%	(14)	(3%)	960	489	+100%
Reported net Income	122	68	+100%	(13)	(10%)	257	149	+100%
Adjusted net income	137	78	+100%	(15)	(9%)	289	171	+100%
Average earning assets (US$ billions)	55.8	29.2	+100%	(0.2)	-	55.9	29.0	+100%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011 (in U.S. $)

Net income of $122 million increased $68 million from $54 million a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $137 million, up $78 million from a year ago primarily due to the acquired business.

Revenue of $738 million increased $383 million from a year ago, of which $379 million was attributable to the acquired business. The remaining increase was due to a combination of increased deposit and loan balances, higher lending fees and gains on sale of mortgages, together with deposit spread compression and lower interchange fees.

Net interest margin decreased by 15 basis points due to deposit spread compression, which more than offset the effects of increased deposit balances, a favourable change in loan mix and the positive impact from the acquired business.

Non-interest expense of $473 million increased $239 million. Adjusted non-interest expense of $452 million was $222 million higher, with $206 million due to the impact of the acquired business.

Average current loans and acceptances more than doubled, increasing $27.3 billion year over year to $50.8 billion as a result of the acquired business and strong organic commercial loan growth.

Average deposits also more than doubled, increasing $33.0 billion year over year to $59.2 billion as a result of the acquired business and growth in our organic commercial business.

Q2 2012 vs Q1 2012 (in U.S. $)

Net income decreased $13 million or 10% from the prior quarter. Adjusted net income decreased $15 million or 9.4%, as the benefit of lower expenses was more than offset by decreased revenue.

Revenue decreased $33 million or 4.2%, primarily due to lower net interest margin, decreased securities gains and fewer days in the current quarter.

Net interest margin decreased by 8 basis points, primarily due to lower loan spreads.

Non-interest expense and adjusted non-interest expense both decreased $14 million or 3.0%, due to a litigation expense recognized in the prior quarter.

Average current loans and acceptances decreased $0.2 billion from the prior quarter as commercial banking loan growth in key segments was more than offset by decreases in personal banking loans and declines in commercial real estate and run-off portfolios, as expected. Commercial loans, excluding the commercial real estate and run-off portfolios, have seen two sequential quarters of growth post acquisition.

Average deposits increased $0.8 billion from the prior quarter, due to continued deposit growth in our commercial business.

Q2 YTD 2012 vs Q2 YTD 2011 (in U.S. $)

Net income of $257 million increased $149 million from $108 million a year ago. Adjusted net income was $289 million, up $171 million from a year ago primarily due to the acquired business.

Revenue of $1,509 million increased $798 million from a year ago, of which $772 million was attributable to the acquired business. The remaining increase of $26 million or 3.6% was due to increased securities gains and higher lending fees.

28 • BMO Financial Group Second Quarter Report 2012

Net interest margin increased by 3 basis points.

Non-interest expense of $960 million increased $489 million. Adjusted non-interest expense of $913 million was $453 million higher, with $419 million due to the impact of the acquired business.

Average current loans and acceptances more than doubled, increasing $27.1 billion year over year to $50.9 billion primarily due to the acquired business and strong organic commercial loan growth.

Average deposits also more than doubled, increasing $32.5 billion year over year to $58.8 billion as a result of the acquired business and growth in our organic commercial business.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	128	16	15%	(36)	(22%)	292	73	34%
Non-interest revenue	615	139	29%	84	16%	1,146	108	10%
Total revenue (teb)	743	155	27%	48	7%	1,438	181	14%
Provision for credit losses	3	1	69%	(1)	-	7	3	68%
Non-interest expense	553	98	21%	(4)	(1%)	1,110	176	19%
Income before income taxes	187	56	43%	53	40%	321	2	1%
Provision for income taxes (teb)	42	2	7%	13	42%	71	(13)	(14%)
Reported net income	145	54	59%	40	39%	250	15	6%
Adjusted net income	150	57	62%	40	37%	260	22	9%

Adjusted return on equity	28.3%		(1.5%)		7.8%	24.4%		(13.6%)
Return on equity	27.3%		(2.0%)		7.7%	23.4%		(14.1%)
Operating leverage	5.0%		nm		nm	(4.3%)		nm
Productivity ratio (teb)	74.4%		(3.1%)		(5.8%)	77.2%		2.8%
Adjusted productivity ratio (teb)	73.4%		(3.8%)		(5.8%)	76.2%		2.1%
Net interest margin on earning assets (teb)	2.98%		(0.18%)		(0.82%)	3.39%		0.32%
Average earning assets	17,511	2,997	21%	356	2%	17,331	2,993	21%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	166	90	+100%	(24)	(13%)	356	207	+100%
Non-interest expense	136	73	+100%	(3)	(2%)	275	147	+100%
Reported net income	17	10	+100%	(15)	(46%)	49	37	+100%
Adjusted net income	22	14	+100%	(13)	(40%)	57	44	+100%
Average earning assets	2,960	831	39%	(11)	-	2,966	826	39%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011

Net income was $145 million, up $54 million or 59% from a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $150 million, up $57 million or 62% from a year ago. Adjusted net income in PCG excluding insurance was $98 million, up $5 million or 7.1% from a year ago. Adjusted insurance net income was $52 million.

Revenue was $743 million, up $155 million or 27% from a year ago. Revenue in PCG excluding insurance was up 18% from a year ago. Higher revenues from our acquisitions and from our spread-based and fee-based products were partly offset by the effects of lower transaction volumes in brokerage. Insurance revenue increased as results a year ago were negatively affected by a $50 million charge due to earthquake-related reinsurance claims. There was also a modest benefit from the effects of favourable movements in long-term interest rates relative to a year ago. Net interest income grew from the prior year due to earnings from acquisitions and higher private banking loan and deposit balances. The stronger U.S. dollar increased revenue by $5 million or 0.9%.

Non-interest expense was $553 million, up $98 million or 21%. Adjusted non-interest expense was $545 million, up $92 million or 20% primarily due to acquisitions and investments in strategic initiatives. The stronger U.S. dollar increased expense by $4 million or 0.8%.

Assets under management and administration grew by $159 billion to $445 billion due primarily to acquisitions.

Q2 2012 vs Q1 2012

Net income increased $40 million or 39% from the first quarter. Adjusted net income increased $40 million or 37%. Adjusted net income in PCG excluding insurance increased 1.6% and was up 11% on a basis that adjusts for the prior quarter’s higher than usual asset management revenue and the impact of stock-based compensation for employees eligible to retire that is expensed each year in the first quarter. Adjusted insurance net income increased $40 million primarily due to the effects of unfavourable movements in long-term interest rates in the prior quarter.

Revenue increased $48 million or 7.0%. PCG revenue excluding insurance decreased a modest 1.4% but increased 3.5% on a basis that excludes the prior quarter’s higher than usual asset management revenues, driven by higher transaction volumes and higher fee-based revenue. Increased insurance revenue was primarily due to the effects of unfavourable movements in long-term interest rates in the prior quarter as there was only a modest benefit in the current quarter. Net interest income decreased primarily due to the impact of higher than usual asset management earnings in the first quarter. The weaker U.S. dollar decreased revenue by $4 million or 0.6%.

BMO Financial Group Second Quarter Report 2012 • 29

Adjusted non-interest expense decreased $4 million or 0.9%. The prior quarter’s expenses included stock-based compensation costs for employees eligible to retire. The weaker U.S. dollar decreased expenses by $3 million or 0.6%.

Assets under management and administration improved by $10 billion or 2.4% from the prior quarter due to improved equity market conditions and new client assets.

Q2 YTD 2012 vs Q2 YTD 2011

Net income was $250 million, up $15 million or 6.2% from a year ago. Adjusted net income was $260 million, up $22 million or 9.2% from a year ago. Adjusted net income in PCG excluding insurance was $196 million, up $30 million or 18% from the prior year. Adjusted net income in insurance was $64 million, down $8 million or 12% from the prior year.

Revenue was $1,438 million, up $181 million or 14% from a year ago. Revenue in PCG excluding insurance was up 19% as higher revenues from our acquisitions and spread-based and fee-based products were partly offset by lower transaction volumes in brokerage. Insurance revenue declined primarily due to lower profit from new business and lower investment gains. The current year effects of unfavourable movements in long-term interest rates were largely offset by the prior year’s higher than usual earthquake-related reinsurance claims. Net interest income increased due to earnings from acquisitions, higher earnings from a strategic investment and higher private banking loan and deposit balances. The stronger U.S. dollar increased revenue by $7 million or 0.4%.

Non-interest expense was $1,110 million, up $176 million or 19%. Adjusted non-interest expense was $1,096 million, up $165 million or 18% primarily due to acquisitions. The stronger U.S. dollar increased expenses by $5 million or 0.4%.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income (teb)	308	10	3%	21	7%	595	(44)	(7%)
Non-interest revenue	481	(46)	(9%)	(4)	(1%)	966	(179)	(16%)
Total revenue (teb)	789	(36)	(4%)	17	2%	1,561	(223)	(13%)
Provision for credit losses	24	(6)	(19%)	-	-	48	(12)	(19%)
Non-interest expense	471	5	1%	(12)	(2%)	954	(1)	-
Income before income taxes	294	(35)	(11%)	29	11%	559	(210)	(27%)
Provision for income taxes (teb)	69	(31)	(32%)	2	2%	136	(144)	(52%)
Reported net income	225	(4)	(1%)	27	14%	423	(66)	(13%)
Adjusted net income	226	(3)	(1%)	28	14%	424	(65)	(13%)

Trading Products revenue	473	(8)	(2%)	(40)	(8%)	986	(90)	(8%)
Investment and Corporate Banking revenue	316	(28)	(8%)	57	22%	575	(133)	(19%)
Return on equity	18.6%		(5.7%)		1.2%	18.0%		(7.1%)
Operating leverage	(5.5%)		nm		nm	(12.4%)		nm
Productivity ratio (teb)	59.7%		3.2%		(2.9%)	61.1%		7.6%
Adjusted productivity ratio (teb)	59.7%		3.3%		(2.9%)	61.1%		7.6%
Net interest margin on earning assets (teb)	0.65%		(0.12%)		0.04%	0.63%		(0.17%)
Average earning assets ($ billions)	192.6	33.1	21%	6.1	3%	189.5	28.1	17%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	241	(10)	(4%)	(3)	(1%)	485	(49)	(9%)
Non-interest expense	205	9	5%	5	2%	405	14	4%
Reported net income	14	(12)	(49%)	(7)	(37%)	35	17	94%
Adjusted net income	14	(12)	(48%)	(7)	(37%)	35	17	93%
Average earning assets (US$ billions)	70.8	12.7	22%	1.6	2%	70.0	11.5	20%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q2 2012 vs Q2 2011

Net income was $225 million, in line with the previous year. Revenue decreased $36 million or 4.4% from the levels of a year ago to $789 million. In the current quarter we saw solid investment banking activity, particularly in mergers and acquisitions, although not at the levels observed in the comparative period a year ago. Trading revenues improved this quarter, benefiting from more market opportunities relative to the same period in 2011, and revenues from our interest-rate-sensitive businesses were also higher. Offsetting these improvements were declines in equity underwriting fees, securities commissions and net investment securities gains. Early market stability eroded towards the end of the current quarter as uncertainty in Europe returned and there was slower than expected performance of the U.S. economy. The stronger U.S. dollar increased revenue by $9 million relative to a year ago.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis. Non-interest expense increased $5 million or 1.1%, primarily due to increases in technology and support costs as a result of making investments to respond to the changing regulatory

30 • BMO Financial Group Second Quarter Report 2012

environment. This was partially offset by lower employee expenses. The stronger U.S. dollar increased expenses by $5 million relative to a year ago.

Return on equity was 18.6%, compared with 24.3% a year ago.

Q2 2012 vs Q1 2012

Net income increased $27 million or 14% from the previous quarter. Revenue was $17 million or 2.2% higher. Growth in revenue was driven by an improvement in the investment and corporate banking business, primarily merger and acquisition fees, as well as higher net investment securities gains. The weaker U.S. dollar decreased revenue by $7 million relative to the previous quarter.

Non-interest expense decreased $12 million as we continue to focus on expense management. Employee expenses were down, mainly because the first quarter of every year includes the costs of stock-based compensation for employees that are eligible to retire. A reduction in technology and support costs was partially offset by higher professional fees. The weaker U.S. dollar decreased expenses by $3 million relative to the previous quarter.

Q2 YTD 2012 vs Q2 YTD 2011

Net income decreased $66 million or 13% from the previous year to $423 million. Revenue was $223 million or 13% lower due to reductions in investment banking fees, securities commissions and net investment securities gains. Trading revenue also decreased compared to the very strong results in the first half of the prior year. The stronger U.S. dollar increased revenue by $11 million relative to a year ago.

There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis.

Non-interest expense was relatively consistent with the prior year. Lower employee costs were partially offset by higher technology and support costs that arose in response to the changing regulatory environment. The stronger U.S. dollar increased expenses by $6 million relative to a year ago.

Return on equity was 18.0%, compared with 25.1% a year ago.

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q2-2012	Increase (Decrease) vs. Q2-2011		Increase (Decrease) vs. Q1-2012		YTD-2012	Increase (Decrease) vs. YTD-2011
Net interest income before group teb offset	79	86	+100%	(99)	(56%)	257	337	+100%
Group teb offset	(56)	(3)	(5)	(4)	(8%)	(108)	6	6%
Net interest income (teb)	23	83	+100%	(103)	(82%)	149	343	+100%
Non-interest revenue	149	(1)	(1%)	(38)	(21%)	336	150	80%
Total revenue (teb)	172	82	90%	(141)	(45%)	485	493	+100%
Provision for (recovery of) credit losses	(56)	(151)	(+100%)	55	50%	(167)	(380)	(+100%)
Non-interest expense	230	122	+100%	22	10%	438	258	69%
Profit before income taxes	(2)	111	+100%	(218)	(+100%)	214	615	+100%
Provision for (recovery of) income taxes (teb)	(93)	46	33%	(86)	(+100%)	(100)	217	69%
Reported net income	91	65	+100%	(132)	(59%)	314	398	+100%
Adjusted total revenue (teb)	(60)	(62)	(+100%)	-	-	(120)	(4)	(3%)
Adjusted provision for (recovery of) credit losses	(100)	(162)	(+100%)	61	38%	(261)	(436)	(+100%)
Adjusted non-interest expense	121	38	46%	55	83%	187	33	21%
Adjusted net income	21	47	+100%	(41)	(68%)	83	235	+100%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	89	109	+100%	(100)	(52%)	278	355	+100%
Provision for (recovery of) credit losses	(80)	(118)	(+100%)	68	47%	(228)	(351)	(+100%)
Non-interest expense	124	80	+100%	25	26%	223	178	+100%
Provision for (recovery of) income taxes (teb)	4	67	+100%	(61)	(96%)	69	215	+100%
Reported net income	41	80	+100%	(132)	(76%)	214	313	+100%
Adjusted net income	27	47	+100%	(76)	(74%)	130	212	+100%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain asset-liability management activities, run-off structured credit activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

BMO Financial Group Second Quarter Report 2012 • 31

Financial Performance Review

T&O operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services’ net income for the quarter was $91 million, an improvement of $65 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the following Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is included in the operating groups. The adjusting items include a restructuring charge of $23 million after tax to align our cost structure with the current and future business environment. This action to improve our efficiency is part of the broader effort underway in the bank to improve productivity.

Adjusted net income was $21 million, an improvement of $47 million from a year ago. Adjusted revenues were $62 million lower, mainly due to interest received on the settlement of certain tax matters in the prior year. Adjusted expenses were $38 million higher, primarily due to the impact of the acquired business. Adjusted provisions for credit losses were lower by $162 million. Corporate Services adjusted net income includes a $117 million

($72 million after-tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, primarily due to the repayment of loans at amounts in excess of the fair value determined at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section of Note 3 of the attached unaudited interim consolidated financial statements. The remaining decrease was attributable to improved credit conditions.

Corporate Services net income in the current quarter decreased $132 million relative to the first quarter. Adjusted net income decreased $41 million. Adjusted revenues were unchanged. Adjusted expenses were $55 million higher, mainly due to the timing of benefit costs and technology investment spending. Adjusted provisions for credit losses increased $61 million due to higher provisions charged to Corporate Services under our expected loss provisioning methodology and lower recoveries of credit losses on M&I purchased credit impaired loans.

Adjusted net income for the year to date was $83 million, an improvement of $235 million from a year ago. Adjusted revenues were $4 million lower. Adjusted expenses were $33 million higher primarily due to the impact of the acquired business. Adjusted provisions for credit losses were $436 million lower as a result of improved credit conditions. The year to date results include the $259 million ($160 million after-tax) recovery of provisions for credit losses on M&I purchased credit impaired loans.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

32 • BMO Financial Group Second Quarter Report 2012

GAAP and Related Non-GAAP Measures used in the MD&A (1)

(Canadian $ in millions, except as noted)	Q2-2012	Q1-2012	Q2-2011	YTD-2012	YTD-2011

Reported Results
Revenue	3,959	4,117	3,333	8,076	6,801
Non-interest expense	(2,499)	(2,554)	(2,030)	(5,053)	(4,088)
Pre-provision, pre-tax earnings	1,460	1,563	1,303	3,023	2,713
Provision for credit losses	(195)	(141)	(297)	(336)	(620)
Provision for income taxes	(237)	(313)	(193)	(550)	(455)
Net Income	1,028	1,109	813	2,137	1,638
Reported Measures
EPS ($)	1.51	1.63	1.32	3.14	2.66
Net income growth (%)	26.5	34.4	6.5	30.5	13.8
EPS growth (%)	14.4	21.6	4.8	18.0	11.8
Revenue growth (%)	18.8	18.7	9.0	18.7	11.7
Non-interest expense growth (%)	23.2	24.1	10.4	23.6	11.0
Productivity ratio (%)	63.1	62.0	60.9	62.6	60.1
Operating leverage (%)	(4.4)	(5.4)	(1.4)	(4.9)	0.7
Return on equity (%)	16.2	17.2	17.5	16.7	17.7

Adjusting Items (Pre-tax)
Credit-related items on the acquired M&I performing loan portfolio (2)	90	184	-	274	-
Run-off structured credit activities (3)	76	136	100	212	120
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(11)	-	(11)
M&I integration costs (4)	(74)	(70)	(25)	(144)	(25)
Amortization of acquisition-related intangible assets (4)	(33)	(34)	(10)	(67)	(20)
Decrease (increase) in the collective allowance for credit losses	18	-	(32)	18	(38)
Restructuring costs (4)	(31)	(68)	-	(99)	-
Adjusting items included in reported pre-tax income	46	148	22	194	26

Adjusting Items (After-tax)
Credit-related items on the acquired M&I performing loan portfolio	55	114	-	169	-
Run-off structured credit activities	73	136	100	209	120
Hedge costs related to foreign currency risk on purchase of M&I	-	-	(8)	-	(8)
M&I integration costs	(47)	(43)	(17)	(90)	(17)
Amortization of acquisition-related intangible assets	(24)	(24)	(9)	(48)	(17)
Decrease (increase) in the collective allowance for credit losses	12	-	(23)	12	(27)
Restructuring costs	(23)	(46)	-	(69)	-
Adjusting items included in reported after-tax net income	46	137	43	183	51
EPS ($)	0.07	0.21	0.07	0.28	0.09

Adjusted Results (1)
Revenue	3,727	3,743	3,244	7,470	6,692
Non-interest expense	(2,357)	(2,378)	(1,994)	(4,735)	(4,043)
Pre-provision, pre-tax earnings	1,370	1,365	1,250	2,735	2,649
Provision for credit losses	(151)	(91)	(265)	(242)	(582)
Provision for income taxes	(237)	(302)	(215)	(539)	(480)
Adjusted net Income	982	972	770	1,954	1,587

Adjusted Measures (1) (5)
EPS ($)	1.44	1.42	1.25	2.86	2.57
Net income growth (%)	27.5	18.9	-	23.1	9.3
EPS growth (%)	15.2	7.6	(2.3)	11.3	6.6
Revenue growth (%)	14.9	8.5	6.1	11.6	9.9
Non-interest expense growth (%)	18.2	16.1	9.0	17.1	10.3
Productivity ratio (%)	63.2	63.5	61.5	63.4	60.4
Operating leverage (%)	(3.3)	(7.6)	(2.9)	(5.5)	(0.4)
Return on equity (%)	15.4	15.0	16.6	15.2	17.1
(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Comprised of $152 million of net interest income, $44 million of specific provisions for credit losses and $18 million of collective provisions in Q2-2012; and $234 million of net interest income, $31 million of specific provisions for credit losses and $19 million of collective provisions in Q1-2012.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for 2011 may not be meaningful.

BMO Financial Group Second Quarter Report 2012 • 33

Non-GAAP Measures

Results and measures in the interim MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding GAAP and Related Non-GAAP Measures used in the MD&A table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the collective allowance and credit-related amounts in respect of the acquired M&I performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses and income taxes (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the second quarter of 2012, adjusting items totalled a net benefit of $46 million after tax, comprised of a $55 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $152 million in net interest income, net of a $62 million provision for credit losses and related income taxes of $35 million); an $18 million ($12 million after tax) decrease in the collective allowance; costs of $74 million ($47 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; the benefit of run-off structured credit activities of $76 million ($73 million after tax) primarily included in trading revenue; and a restructuring charge of $31 million ($23 million after tax) to align our cost structure with the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity. The $62 million provision included in the credit-related items above included an $18 million increase in the collective allowance for credit losses on the acquired M&I performing loan portfolio. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $21 million ($15 million after tax); Private Client Group $8 million ($5 million after tax); and BMO Capital Markets $1 million ($1 million after tax).

In the second quarter of 2011, adjusting items totalled a net benefit of $43 million after tax. Adjusting items consisted of a $25 million charge ($17 million after tax) for the integration costs of the acquired business; a $10 million ($9 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $100 million benefit ($100 million after tax) from the results of run-off structured credit activities, primarily included in trading revenue; a $32 million ($23 million after tax) decrease in the collective allowance; and an $11 million charge ($8 million after tax) on the hedge of foreign currency risk on the purchase of M&I. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $5 million ($4 million after tax); and Private Client Group $2 million ($2 million after tax).

In the first quarter of 2012, adjusting items totalled a net benefit of $137 million, comprised of a $114 million after-tax net benefit of credit-related items in respect of the acquired M&I performing loan portfolio (including $234 million in net interest income, net of a $50 million provision for credit losses and related income taxes of $70 million); costs of $70 million ($43 million after tax) for the integration of the acquired business; $136 million ($136 million after tax) benefit due to run-off structured credit activities, primarily included in trading revenue; a $34 million ($24 million after tax) charge for the amortization of acquisition-related intangible assets; and a restructuring charge of $68 million ($46 million after tax) related to restructuring parts of BMO Capital Markets to position it for the future. All of the above adjusting items were charged to Corporate Services except for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($17 million after tax); and Private Client Group $7 million ($5 million after tax).

34 • BMO Financial Group Second Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Income

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	April 30, 2012	April 30, 2011
Interest, Dividend and Fee Income
Loans	$2,680	$2,868	$3,020	$2,462	$2,332	$5,548	$4,721
Securities	536	591	484	574	542	1,127	1,118
Deposits with banks	64	45	44	39	38	109	62
	3,280	3,504	3,548	3,075	2,912	6,784	5,901
Interest Expense
Deposits	570	628	674	674	651	1,198	1,345
Subordinated debt	47	49	43	43	38	96	71
Capital trust securities (Note 12)	11	16	18	18	18	27	40
Other liabilities	532	493	551	537	513	1,025	1,036
	1,160	1,186	1,286	1,272	1,220	2,346	2,492
Net Interest Income	2,120	2,318	2,262	1,803	1,692	4,438	3,409
Non-Interest Revenue
Securities commissions and fees	303	285	292	297	317	588	626
Deposit and payment service charges	227	240	246	205	188	467	383
Trading revenues (losses)	228	345	(15)	100	220	573	464
Lending fees	137	160	152	146	142	297	295
Card fees	174	167	188	171	159	341	330
Investment management and custodial fees	179	172	176	131	94	351	189
Mutual fund revenues	159	159	157	164	158	318	312
Underwriting and advisory fees	130	78	76	141	143	208	295
Securities gains, other than trading	40	42	61	31	47	82	97
Foreign exchange, other than trading	51	39	11	38	52	90	81
Insurance income	105	46	74	47	40	151	162
Other	106	66	142	46	81	172	158
	1,839	1,799	1,560	1,517	1,641	3,638	3,392
Total Revenue	3,959	4,117	3,822	3,320	3,333	8,076	6,801
Provision for credit losses (Note 3)	195	141	362	230	297	336	620
Non-Interest Expense
Employee compensation (Note 15)	1,391	1,446	1,311	1,212	1,110	2,837	2,304
Premises and equipment	461	455	464	388	380	916	726
Amortization of intangible assets	82	83	81	58	42	165	92
Travel and business development	118	128	106	100	90	246	176
Communications	72	72	75	63	61	144	121
Business and capital taxes	11	12	14	12	14	23	25
Professional fees	141	123	154	223	141	264	247
Other	223	235	227	165	192	458	397
	2,499	2,554	2,432	2,221	2,030	5,053	4,088
Income Before Provision for Income Taxes	1,265	1,422	1,028	869	1,006	2,687	2,093
Provision for income taxes	237	313	260	161	193	550	455
Net Income	$1,028	$1,109	$768	$708	$813	$2,137	$1,638
Attributable to:
Bank shareholders	1,010	1,090	749	690	795	2,100	1,602
Non-controlling interest in subsidiaries	18	19	19	18	18	37	36
Net Income	$1,028	$1,109	$768	$708	$813	$2,137	$1,638
Earnings Per Share (Canadian $) (Note 16)
Basic	$1.52	$1.65	$1.12	$1.10	$1.34	$3.16	$2.70
Diluted	1.51	1.63	1.11	1.09	1.32	3.14	2.66
The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2012 — 35

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions)	For the three months ended					For the six months ended
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	April 30, 2012	April 30, 2011
Net income	$1,028	$1,109	$768	$708	$813	$2,137	$1,638
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(2), $10, $(20), $(33), $30, $8 and $42)	6	(30)	23	54	(33)	(24)	(59)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $(11), $22, $37, $(1), $(4), $11 and $15)	(23)	(33)	(67)	(7)	7	(56)	(30)
	(17)	(63)	(44)	47	(26)	(80)	(89)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $99, $(19), $(89), $(84), $(19), $80 and $36)	(300)	46	230	208	40	(254)	(110)
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $15, $nil, $11, $(1), $10, $15 and $(1))	(38)	-	(30)	2	(22)	(38)	7
	(338)	46	200	210	18	(292)	(103)
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	(255)	133	759	64	(679)	(122)	(913)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(23), $17, $144, $10, $(116), $(6) and $(180))	66	(48)	(317)	(23)	299	18	463
	(189)	85	442	41	(380)	(104)	(450)
Other Comprehensive Income (Loss)	(544)	68	598	298	(388)	(476)	(642)
Total Comprehensive Income	$484	$1,177	$1,366	$1,006	$425	$1,661	$996
Attributable to:
Bank shareholders	466	1,158	1,347	988	407	1,624	960
Non-controlling interest in subsidiaries	18	19	19	18	18	37	36
Total Comprehensive Income	$484	$1,177	$1,366	$1,006	$425	$1,661	$996

The accompanying notes are an integral part of these interim consolidated financial statements.

36 — BMO Financial Group Second Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Balance Sheet

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions)	As at
	April 30, 2012	January 31, 2012	October 31, 2011	July 31, 2011	April 30, 2011	November 1, 2010
Assets
Cash and Cash Equivalents	$34,117	$39,553	$19,676	$33,126	$24,500	$17,460
Interest Bearing Deposits with Banks	7,010	7,603	5,980	7,049	5,309	5,157
Securities
Trading	71,432	71,018	69,925	72,671	72,548	72,704
Available-for-sale	54,906	54,545	51,426	47,141	41,594	45,924
Other	781	825	764	810	797	884
	127,119	126,388	122,115	120,622	114,939	119,512
Securities Borrowed or Purchased Under Resale Agreements (Note 3)	42,253	42,608	37,970	38,301	33,040	28,102
Loans (Notes 3 and 6)
Residential mortgages	82,260	81,317	81,075	80,977	74,507	74,782
Consumer instalment and other personal	60,002	59,688	59,445	58,035	52,189	51,159
Credit cards	7,861	7,871	8,038	8,026	7,688	7,777
Businesses and governments	89,800	88,719	84,883	82,995	65,680	66,512
	239,923	237,595	233,441	230,033	200,064	200,230
Customers’ liability under acceptances	7,406	6,782	7,227	7,000	6,620	7,001
Allowance for credit losses (Note 3)	(1,807)	(1,756)	(1,783)	(1,706)	(1,763)	(1,964)
	245,522	242,621	238,885	235,327	204,921	205,267
Other Assets
Derivative instruments	46,760	58,219	55,113	47,359	43,901	49,086
Premises and equipment	2,033	2,020	2,061	1,921	1,465	1,507
Goodwill (Note 9)	3,702	3,656	3,649	3,442	1,592	1,619
Intangible assets	1,541	1,558	1,562	1,511	848	812
Current tax assets	2,187	1,504	1,319	1,177	1,105	1,459
Deferred tax assets (Note 19)	2,820	3,090	3,355	3,369	1,167	1,078
Other	10,439	9,440	8,890	8,832	6,761	6,651
	69,482	79,487	75,949	67,611	56,839	62,212
Total Assets	$525,503	$538,260	$500,575	$502,036	$439,548	$437,710
Liabilities and Equity
Deposits (Note 10)
Banks	$22,508	$20,150	$20,877	$22,950	$18,944	$19,409
Businesses and governments	171,539	173,852	159,209	148,848	136,130	131,892
Individuals	122,020	122,555	122,287	120,249	99,197	99,043
	316,067	316,557	302,373	292,047	254,271	250,344
Other Liabilities
Derivative instruments	46,472	55,157	50,934	43,596	40,978	47,632
Acceptances	7,406	6,782	7,227	7,000	6,620	7,001
Securities sold but not yet purchased	23,834	21,269	20,207	21,892	20,693	14,245
Securities lent or sold under repurchase agreements	46,076	51,952	32,078	48,426	38,954	40,987
Current tax liabilities	1,017	634	591	456	497	570
Deferred tax liabilities (Note 19)	207	225	314	329	297	332
Other	50,295	51,342	52,846	55,311	49,006	49,953
	175,307	187,361	164,197	177,010	157,045	160,720
Subordinated Debt (Note 11)	5,276	5,362	5,348	5,284	5,208	3,776
Capital Trust Securities (Note 12)	462	450	821	821	809	1,187
Equity
Share capital (Note 13)	14,033	14,260	14,193	14,114	9,951	9,498
Contributed surplus	215	119	113	111	101	91
Retained earnings	12,512	11,986	11,381	11,117	10,913	10,181
Accumulated other comprehensive income (loss)	190	734	666	68	(230)	412
Total shareholders’ equity	26,950	27,099	26,353	25,410	20,735	20,182
Non-controlling interest in subsidiaries	1,441	1,431	1,483	1,464	1,480	1,501
Total Equity	28,391	28,530	27,836	26,874	22,215	21,683
Total Liabilities and Equity	$525,503	$538,260	$500,575	$502,036	$439,548	$437,710

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2012 — 37

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Preferred Shares
Balance at beginning of period	$2,861	$2,571	$2,861	$2,571
Issued during the period	-	290	-	290
Redeemed during the period (Note 13)	(396)	-	(396)	-
Balance at End of Period	2,465	2,861	2,465	2,861
Common Shares
Balance at beginning of period	11,399	7,001	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	152	42	198	92
Issued under the Stock Option Plan	17	47	38	71
Balance at End of Period	11,568	7,090	11,568	7,090
Contributed Surplus
Balance at beginning of period	119	100	113	91
Stock option expense/exercised	-	1	6	10
Foreign exchange on redemption of preferred shares (Note 13)	96	-	96	-
Balance at End of Period	215	101	215	101
Retained Earnings
Balance at beginning of period	11,986	10,556	11,381	10,181
Net income attributable to Bank shareholders	1,010	795	2,100	1,602
Dividends – Preferred shares	(34)	(36)	(71)	(70)
– Common shares	(450)	(398)	(898)	(796)
Share issue expense	-	(4)	-	(4)
Balance at End of Period	12,512	10,913	12,512	10,913
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	259	345	322	408
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(2), $30, $8 and $42)	6	(33)	(24)	(59)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $(11), $(4), $11 and $15)	(23)	7	(56)	(30)
Balance at End of Period	242	319	242	319
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	357	(117)	311	4
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $99, $(19), $80 and $36)	(300)	40	(254)	(110)
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax provision (recovery) of $15, $10, $15 and $(1))	(38)	(22)	(38)	7
Balance at End of Period	19	(99)	19	(99)
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	118	(70)	33	-
Unrealized loss on translation of net foreign operations	(255)	(679)	(122)	(913)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax (provision) of $(23), $(116), $(6) and $(180))	66	299	18	463
Balance at End of Period	(71)	(450)	(71)	(450)
Total Accumulated Other Comprehensive Income (Loss)	190	(230)	190	(230)
Total Shareholders’ Equity	$26,950	$20,735	$26,950	$20,735
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,431	1,465	1,483	1,501
Net income attributable to non-controlling interest	18	18	37	36
Dividends to non-controlling interest	(5)	(4)	(36)	(35)
Other	(3)	1	(43)	(22)
Balance at End of Period	1,441	1,480	1,441	1,480
Total Equity	$28,391	$22,215	$28,391	$22,215

The accompanying notes are an integral part of these interim consolidated financial statements.

38 — BMO Financial Group Second Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Cash Flows from Operating Activities
Net income	$1,028	$813	$2,137	$1,638
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	2	-	3	1
Net (gain) on securities, other than trading	(42)	(48)	(85)	(99)
Net (increase) decrease in trading securities	(662)	544	(1,768)	(1,812)
Provision for credit losses (Note 3)	195	297	336	620
Change in derivative instruments – (increase) decrease in derivative asset	11,113	(4,717)	7,930	4,983
– increase (decrease) in derivative liability	(8,277)	4,078	(4,026)	(5,607)
Amortization of premises and equipment	87	75	179	144
Amortization of intangible assets	82	42	165	92
Net (increase) decrease in deferred income tax asset	234	(86)	516	(115)
Net (decrease) in deferred income tax liability	(18)	(6)	(107)	(35)
Net (increase) decrease in current income tax asset	(712)	(39)	(878)	163
Net increase (decrease) in current income tax liability	387	(18)	429	(64)
Change in accrued interest – (increase) in interest receivable	(83)	(167)	(93)	(8)
– Increase (decrease) in interest payable	33	125	(79)	(49)
Changes in other items and accruals, net	(2,103)	(119)	(3,531)	(2,652)
Net increase in deposits	1,809	6,973	13,553	9,839
Net (increase) in loans	(3,569)	(2,982)	(7,520)	(3,652)
Net increase in securities sold but not yet purchased	2,634	2,580	3,711	6,864
Net increase (decrease) in securities lent or sold under repurchase agreements	(5,454)	(6,527)	14,480	(354)
Net (increase) decrease in securities borrowed or purchased under resale agreements	5	1,765	(4,623)	(6,307)
Net Cash Provided by (Used in) Operating Activities	(3,311)	2,583	20,729	3,590
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(323)	81	(305)	81
Proceeds from issuance of Covered Bonds (Note 10)	-	-	2,000	1,500
Proceeds from issuance of subordinated debt	-	1,500	-	1,500
Proceeds from issuance of preferred shares	-	290	-	290
Redemption of preferred shares (Note 13)	(396)	-	(396)	-
Redemption of Capital Trust Securities (Note 12)	-	-	(400)	(400)
Share issue expense	-	(4)	-	(4)
Proceeds from issuance of common shares	18	47	41	74
Cash dividends paid	(333)	(391)	(774)	(777)
Cash dividends paid to non-controlling interest	(5)	(4)	(36)	(35)
Net Cash Provided by (Used in) Financing Activities	(1,039)	1,519	130	2,229
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	537	(164)	(1,074)	(540)
Purchases of securities, other than trading	(8,863)	(4,807)	(19,612)	(9,144)
Maturities of securities, other than trading	3,103	2,746	5,981	7,515
Proceeds from sales of securities, other than trading	4,885	3,085	9,453	4,982
Premises and equipment – net purchases	(110)	(77)	(155)	(110)
Purchased and developed software – net purchases	(79)	(51)	(152)	(118)
Acquisitions (Note 8)	-	(86)	-	(106)
Net Cash Provided by (Used in) Investing Activities	(527)	646	(5,559)	2,479
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(559)	(1,017)	(859)	(1,258)
Net Increase (Decrease) in Cash and Cash Equivalents	(5,436)	3,731	14,441	7,040
Cash and Cash Equivalents at Beginning of Period	39,553	20,769	19,676	17,460
Cash and Cash Equivalents at End of Period	$34,117	$24,500	$34,117	$24,500
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$34,220	$23,636	$34,220	$23,636
Cheques and other items in transit, net	(103)	864	(103)	864
	$34,117	$24,500	$34,117	$24,500
Supplemental Disclosure of Cash Flow Information:
Net cash provided by (used in ) operating activities include:
Amount of Interest paid in the period	$1,130	$1,111	$2,430	$2,542
Amount of Income taxes paid in the period	$280	$298	$459	$275
Amount of interest and dividend income received in the period	$3,178	$2,751	$6,644	$5,882

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2012 — 39

Notes to Consolidated Financial Statements

April 30, 2012 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. This is the bank’s first year of reporting in accordance with International Financial Reporting Standards (“IFRS”), and accordingly IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. We also comply with interpretations of IFRS by our regulator the Office of the Superintendent of Financial Institutions of Canada (“OSFI”).

Our consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report. Canadian GAAP, as previously defined, differs in some areas from IFRS. To comply with IFRS, we have amended certain accounting policies, classification, measurement and disclosures previously applied in the Canadian GAAP financial statements.

As required under IFRS, we have:

•	provided comparative financial information including an opening balance sheet as at the transition date;

•	retroactively applied all IFRS, other than in respect of elections taken under IFRS 1; and

•	applied all mandatory exceptions as applicable for first-time adopters of IFRS.

Note 19 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, and Consolidated Statement of Changes in Equity. These interim consolidated financial statements have been prepared in accordance with the accounting policies we expect to use in our October 31, 2012 annual consolidated financial statements. Those accounting policies are based on the IFRSs that we expect to be applicable at that time.

Our interim consolidated financial statements have been prepared on a historic cost basis, except the revaluation of the following items: assets and liabilities held for trading; financial instruments designated at fair value through profit or loss; available-for-sale financial assets; financial assets and financial liabilities designated as hedged items in qualifying fair value hedge relationships; cash-settled share-based payment liabilities and defined benefit pension and other employee future benefit liabilities.

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 23, 2012.

(a) Basis of Consolidation

The consolidated financial statements of the bank comprise the financial statements of the bank and its subsidiaries as at April 30, 2012. We conduct business through a variety of corporate structures, including subsidiaries, joint ventures, associates and special purpose entities (“SPEs”). Subsidiaries are those where we exercise control through our ownership of the majority of the voting shares. Joint ventures are those where we exercise joint control through an agreement with other shareholders. We also hold interests in SPEs, which we consolidate where we control the SPE, as determined under IFRS. These are more fully described in Note 7. All of the assets, liabilities, revenues and expenses of our subsidiaries, consolidated SPEs and our proportionate share of the assets, liabilities, revenues and expenses of our joint venture are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

We also hold investments in companies in which we exert significant influence over operating, investing and financing decisions (companies in which we own between 20% and 50% of the voting shares). These are initially recorded at cost and then subsequently adjusted for our proportionate share of any net income or loss, other comprehensive income or loss, and dividends. They are recorded as other securities in our Consolidated Balance Sheet and our proportionate share of the net income or loss of these companies is recorded in interest, dividend and fee income, securities, in our Consolidated Statement of Income.

Non-controlling interests in subsidiaries is presented on the Consolidated Balance Sheet as a separate component of equity that is distinct from the bank’s shareholders’ equity. The net income attributable to non-controlling interest in subsidiaries is presented separately in the Consolidated Statement of Income.

(b) Translation of Foreign Currencies

We conduct business in a variety of foreign currencies and present our consolidated financial statements in Canadian dollars, which is our functional currency. Monetary assets and liabilities as well as non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated using the average exchange rate for the period.

Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars, net of related hedging activities and applicable income taxes, are included in our Consolidated Statement of Comprehensive Income within net gain (loss) on translation of net foreign operations. When we dispose of a foreign operation such that

40 — BMO Financial Group Second Quarter Report 2012

control, significant influence or joint control is lost, the cumulative amount of the translation gain/(loss), and applicable hedging activity and related income taxes are reclassified to profit or loss as part of the gain or loss on disposition. All other foreign currency translation gains and losses are included in foreign exchange, other than trading in our Consolidated Statement of Income as they arise.

Foreign currency translation gains and losses on foreign-currency denominated available-for-sale debt securities are included in foreign exchange, other than trading in our Consolidated Statement of Income.

From time to time, we enter into foreign exchange hedge contracts to reduce our exposure to changes in the value of foreign currencies. Realized and unrealized gains and losses that arise when we mark-to-market foreign exchange contracts related to economic hedges are included in foreign exchange, other than trading in our Consolidated Statement of Income. Changes in fair value on forward contracts that qualify as accounting hedges are recorded in other comprehensive income, with the spot/forward differential (the difference between the foreign currency rate at inception of the contract and the rate at the end of the contract) being recorded in interest income/expense over the term of the hedge.

(c) Securities

Securities are divided into three types, each with a different purpose and accounting treatment. The types of securities we hold are as follows:

Trading securities are securities that we purchase for resale over a short period of time. We report these securities at their fair value and record the fair value changes and transaction costs in our Consolidated Statement of Income in trading revenues.

Securities Designated at Fair Value

Securities designated at fair value through profit or loss are financial instruments that are accounted for at fair value, with changes in fair value recorded in income provided they meet certain criteria. Securities designated at fair value through profit or loss must have reliably measurable fair values and satisfy one of the following criteria: (1) accounting for them at fair value eliminates or significantly reduces an inconsistency in measurement or recognition that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; (2) the securities are part of a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and is reported to key management personnel on a fair value basis; or (3) the securities are hybrid financial instruments with one or more embedded derivatives that would otherwise be required to be bifurcated and accounted for separately from the host contract. Financial instruments must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at fair value, they would be accounted for as available-for-sale securities with unrealized gains and losses recorded in other comprehensive income.

Securities held by our insurance subsidiaries that support our insurance liabilities are designated at fair value through profit or loss. Since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them, designating these securities at fair value through profit or loss aligns the accounting result with the way the portfolio is managed.

We designate certain securities held and liabilities issued by our structured investment vehicles, our credit protection vehicle and securities held by our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed.

Available-for-sale securities consist of debt and equity securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Available-for-sale securities are initially measured at fair value plus transaction costs. They are subsequently re-measured at fair value with unrealized gains and losses recorded in unrealized gains (losses) on available-for-sale securities in our Consolidated Statement of Comprehensive Income until the security is sold. If an unrealized loss is considered to be an impairment, it is recorded in the Consolidated Statement of Income. Gains and losses on disposal and impairment losses are recorded in our Consolidated Statement of Income in securities gains (losses), other than trading. Interest income earned and dividends received on available-for-sale securities are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Investments made by our insurance operations are classified as available-for-sale or other securities, except for investments that support the policy benefit liabilities on our insurance contracts, which are designated at fair value through profit or loss as discussed above. Interest and other fee income on available-for-sale securities is recognized when earned in our Consolidated Statement of Income in non-interest revenue, insurance income.

Other securities are investments in companies where we exert significant influence over operating, investing and financing decisions (companies in which we own between 20 and 50% of the voting share) and certain securities held by our merchant banking business. We have not classified any of our securities as held-to-maturity.

We account for all of our securities transactions using settlement date accounting on our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income. For available-for-sale securities, changes in fair value between the trade date and settlement date are recorded in other comprehensive income.

Impairment Review

For available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

BMO Financial Group Second Quarter Report 2012 — 41

For equity securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If there is objective evidence of impairment, a write-down is recorded in our Consolidated Statement of Income in securities gains (losses), other than trading.

For debt securities, a previous impairment loss is reversed through net income if an event occurs after the impairment was recognized that can be objectively attributed to an increase in fair value. For equity securities, previous impairment losses are not reversed through net income and any subsequent increases in fair value are recorded in other comprehensive income.

Fair Value Measurement

For traded securities, quoted market value is considered to be fair value. Quoted market value is based on bid prices. For securities where market quotes are not available, we use estimation techniques to determine fair value. These estimation techniques include discounted cash flows, internal models that utilize observable market data or comparisons with other securities that are substantially the same. In limited circumstances, we use internal models where the inputs are not based on observable market data. See Note 18: Financial Instruments.

(d) Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Balance Sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(e) Derivative Instruments

Derivative instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates or other financial or commodity prices or indices.

Derivative instruments are either regulated exchange-traded contracts or negotiated over-the-counter contracts. We use these instruments for trading purposes, as well as to manage our exposures, mainly to currency and interest rate fluctuations, as part of our asset/liability management program.

Trading Derivatives

Trading derivatives are marked to fair value. Realized and unrealized gains and losses are recorded in trading revenues (losses) in our Consolidated Statement of Income. Unrealized gains on trading derivatives are recorded as derivative instrument assets and unrealized losses are recorded as derivative instrument liabilities in our Consolidated Balance Sheet.

Accounting Hedges

In order for a derivative to qualify as an accounting hedge, the hedging relationship must be designated and formally documented at its inception, detailing the particular risk management objective and strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how its effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items caused by the risk being hedged or changes in the amount of future cash flows.

Hedge effectiveness is evaluated at the inception of the hedging relationship and on an ongoing basis, retrospectively and prospectively, primarily using quantitative statistical measures of correlation. Any ineffectiveness in the hedging relationship is recognized in non-interest revenue, other in our Consolidated Statement of Income as it arises.

Cash Flow Hedges

Cash flow hedges modify exposure to variability in cash flows for variable rate interest bearing instruments and assets and liabilities denominated in foreign currencies. Our cash flow hedges, which have a maximum remaining term to maturity of seven years, are hedges of floating rate loans and deposits as well as assets and liabilities denominated in foreign currencies.

We record interest that we pay or receive on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

To the extent that changes in the fair value of the derivative offset changes in the fair value of the hedged item, they are recorded in other comprehensive income. The excess of the change in fair value of the derivative that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For cash flow hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss recorded in other comprehensive income is amortized to net interest income, in our Consolidated Statement of Income as the hedged item affects earnings. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in net interest income, in our Consolidated Statement of Income.

Fair Value Hedges

Fair value hedges modify exposure to changes in a fixed rate instrument’s fair value caused by changes in interest rates. These hedges convert fixed rate assets and liabilities to floating rate. Our fair value hedges include hedges of fixed rate securities, deposits and subordinated debt.

We record interest receivable or payable on these derivatives as an adjustment to net interest income in our Consolidated Statement of Income over the life of the hedge.

For fair value hedges, not only is the hedging derivative recorded at fair value but fixed rate assets and liabilities that are part of a hedging relationship are adjusted for the changes in value of the risk being hedged (“quasi fair value”). To the extent that the change in the fair value of the derivative does not offset changes in the quasi fair value of the hedged item (the ineffectiveness of the hedge), the net amount is recorded directly in non-interest revenue, other in our Consolidated Statement of Income.

For fair value hedges that are discontinued, we cease adjusting the hedged item to quasi fair value. The quasi fair value adjustment of the hedged item is then amortized as an adjustment to the net interest income on the hedged item over its remaining term to maturity. If the hedged item is sold or settled, any remaining quasi fair value adjustment is included in the determination of the gain or loss on sale or settlement.

42 — BMO Financial Group Second Quarter Report 2012

Net Investment Hedges

Net investment hedges mitigate our exposure to foreign currency fluctuations in our net investment in foreign operations. Deposit liabilities denominated in foreign currencies are designated as hedges of this exposure. The foreign currency translation on the net investment in foreign operations and the corresponding hedging instrument is recorded in net gain (loss) on translation of net foreign operations in other comprehensive income. To the extent that the hedging instrument is not effective, amounts are included in the Consolidated Statement of Income in foreign exchange, other than trading.

Embedded Derivatives

From time to time, we purchase or issue financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. To the extent that we cannot reliably identify and measure the embedded derivative, the entire contract is carried at fair value, with changes in fair value reflected in income. Embedded derivatives in certain of our equity linked notes are accounted for separately from the host instrument.

Fair Value

Fair value represents point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value for exchange-traded derivatives is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives is determined from discount curves adjusted for credit, model and liquidity risks, as well as administration costs. Discount curves are created using generally accepted valuation techniques from underlying instruments such as cash, bonds, swaps and futures observable in the market. Option implied volatilities, an input into the valuation model, are either obtained directly from market sources or calculated from market prices. Multi-contributor sources are used wherever possible. See Note 18: Financial Instruments.

(f) Premises and Equipment

We record all premises and equipment at cost less accumulated amortization, except land, which is recorded at cost. Buildings, computer equipment and operating system software, other equipment and leasehold improvements are amortized on a straight-line basis over their estimated useful lives. The maximum estimated useful lives we use to amortize our assets are as follows:

Buildings	10 to 40 years
Computer equipment and operating system software	15 years
Other equipment	10 years
Leasehold improvements	Lease term to a maximum of 10 years

Gains and losses on disposal are included in other non-interest expense in our Consolidated Statement of Income.

Amortization methods, useful lives and the values of premises and equipment are reviewed regularly for any change in circumstances and are adjusted if appropriate. At least annually, we review whether there are any indications that premises and equipment need to be tested for impairment. If there is an indication that an asset may be impaired, we test for impairment by comparing the asset’s carrying value to its recoverable amount. The recoverable amount is calculated as the higher of the value in use and the fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from the asset. An impairment charge is recorded when the recoverable amount is less than the carrying value.

When major components of buildings have different useful lives, they are accounted for separately and depreciated over each component’s useful life.

(g) Intangible Assets

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Software is recorded at cost.

Intangible assets are amortized to income over the period during which we believe the assets will benefit us on either a straight-line or an accelerated basis, over a period not to exceed 15 years. We have no intangible assets with indefinite lives.

The useful lives of intangible assets are reviewed annually for any change in circumstances. We test intangible assets for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable.

We write them down to their recoverable amount; the higher of the value in use and the fair value less costs to sell, when this is less than the carrying value.

(h) Other Liabilities

Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have an offsetting claim, equal to the amount of the acceptances, against our customers. The amount due under acceptances is recorded as a liability and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Securities Lending and Borrowing

Securities lending and borrowing transactions are generally collateralized by securities or cash. Cash advanced or received as collateral is recorded in Other Assets or Other Liabilities, respectively. The transfer of the securities to counterparties is only reflected on the Consolidated Balance Sheet if the risks and rewards of ownership have also been transferred. Securities borrowed are not recognized on the Consolidated Balance Sheet, unless they are then sold to third parties, in which case the obligation to return the securities is recorded in Securities sold but not yet purchased.

Securities Sold but not yet Purchased

Securities sold but not yet purchased represent our obligation to deliver securities that we did not own at the time of sale. These obligations are recorded at their market value. Adjustments to the market value as at the balance sheet date and gains and losses on the settlement of these obligations are recorded in trading revenues (losses) in our Consolidated Statement of Income.

BMO Financial Group Second Quarter Report 2012 — 43

Securities Lent or Sold Under Repurchase Agreements

Securities lent or sold under repurchase agreements represent short-term funding transactions in which we sell securities that we own and simultaneously commit to repurchase the same securities at a specified price on a specified date in the future. The obligation to repurchase these securities is recorded at the amount owing. The interest expense related to these liabilities is recorded on an accrual basis.

Provisions

Provisions are recognized when we have an obligation as a result of past events; such as contractual commitments, legal claims or other obligations. We recognize as a provision the best estimate of the amount required to settle the obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the bank. Contingent liabilities are disclosed in our financial statements.

(i) Dividend and Fee Income

Dividend income

Dividend income is recognized when the right to receive payment is established. This is the ex-dividend date for listed equity securities.

Fee Income

Fee income (including commissions) is recognized based on the purpose of the fees and the basis of accounting for any associated financial instrument. See Note 3 for the accounting treatment for lending fees.

Securities commissions and fees and underwriting and advisory fees are recorded as revenue when the related services are completed.

Deposit and payment service charges and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recorded as billed, except for annual fees which are recorded evenly throughout the year.

(j) Stock-Based Compensation

Stock Option Plan

We maintain a Stock Option Plan for designated officers and employees. Options are granted at an exercise price equal to the closing price of our common shares on the day before the grant date. Options vest over a four-year period starting from their grant date. Each tranche (i.e. the 25% portion that vests each year) is treated as a separate award with a different vesting period. A portion of the options can only be exercised once certain performance targets are met. All options expire 10 years from their grant date.

We determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we issue shares and record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. Stock options granted to employees eligible to retire are expensed at the date of grant.

Share Purchase Plan

We offer our employees the option of directing a portion of their gross salary toward the purchase of our common shares. We match 50% of employee contributions up to 6% of their individual gross salary. The shares held in the employee share purchase plan are purchased on the open market and are considered outstanding for purposes of computing earnings per share. The dividends earned on our common shares held by the plan are used to purchase additional common shares on the open market.

We account for our contribution as employee compensation expense when it is contributed to the plan.

Mid-Term Incentive Plans

We offer mid-term incentive plans for executives and certain senior employees. Depending on the plan, these pay either a single cash payment at the end of the three-year period of the plan, or three annual cash payments in each of the three years of the plan. The amount of the payment is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

We entered into agreements with third parties to assume most of our obligations related to these plans in exchange for cash payments. Amounts paid under these agreements were recorded in our Consolidated Balance Sheet in other assets and are recorded as employee compensation expense evenly over the period prior to payment to employees.

For the remaining obligations related to plans for which we have not entered into agreements with third parties, the fair value of the amount of compensation expense is recognized as an expense and a liability over the period from the grant date to payment date to employees. This liability is remeasured to fair value each reporting period. Amounts related to employees who are eligible to retire are expensed at the time of grant.

Deferred Incentive Plans

We offer deferred incentive plans for members of our Board of Directors, executives, and key employees in BMO Capital Markets and Private Client Group. Under these plans, fees, annual incentive payments and/or commissions can be deferred as stock units of our common shares. These stock units are fully vested on the grant date. The value of these stock units is adjusted to reflect reinvested dividends and changes in the market value of our common shares.

Deferred incentive payments are paid upon retirement or resignation. The deferred incentive payments can be made in cash or shares.

Employee compensation expense for these plans is recorded in the year the fees, incentive payments and/or commissions are earned. Changes in the amount of the incentive payments as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

(k) Income Taxes

We report our provision for income taxes in our Consolidated Statement of Income based upon transactions recorded in our

44 — BMO Financial Group Second Quarter Report 2012

consolidated financial statements regardless of when they are recognized for income tax purposes, with the exception of repatriation of retained earnings from our foreign subsidiaries, as noted below.

In addition, we record an income tax expense or benefit directly in shareholders’ equity when the taxes relate to amounts recorded in shareholders’ equity. For example, income tax expense (recovery) on hedging gains (losses) related to our net investment in foreign operations is recorded in our Consolidated Statement of Comprehensive Income as part of net gain (loss) on translation of net foreign operations.

Deferred income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse. Changes in deferred income tax assets and liabilities related to a change in tax rates are recorded in income in the period the tax rate is substantially enacted. See Note 19 for certain fiscal 2011 income tax disclosures prepared under IFRS.

Income that we earn in foreign countries through our branches or subsidiaries is generally subject to tax in those countries. We are also subject to Canadian taxation on the income earned in our foreign branches. Canada allows a credit for foreign taxes paid on this income. Upon repatriation of earnings from certain foreign subsidiaries, we would be required to pay tax on certain of these earnings. As repatriation of such earnings is not planned in the foreseeable future, we have not recorded the related deferred income tax liability.

(l) Use of Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; securitization of loans; consolidation of special purpose entities; fair value of assets acquired and liabilities assumed as a result of acquisitions including loans and deposits; impairment of assets other than loans; pension and other employee future benefits; fair value of financial instruments; insurance-related liabilities; income taxes; and contingent liabilities. If actual results differ from the estimates, the impact would be recorded in future periods.

We have established detailed policies and control procedures that are intended to ensure these judgments are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate.

We make judgments as it relates to the assessment of whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control special purpose entities. These judgments are discussed in Note 6 and 7, respectively.

Note 18 discusses the judgment used in determining fair value.

Allowance for Credit Losses

The allowance for credit losses adjusts the value of loans to reflect their estimated realizable value. In assessing their estimated realizable value, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These include economic factors, developments affecting companies in particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (“M&I”) loan portfolio. Loans are either purchased performing loans or purchased credit impaired loans (“PCI” loans), both of which are recorded at fair value at the time of acquisition. This involves estimating the expected cash flows to be received and determining the discount rate applied to the cash flows from the loan portfolio. The timing and amount of cash flows include significant management judgment regarding key assumptions, including the probability of default, severity of loss, timing of payment receipts and the valuation of collateral. All of these factors are inherently subjective and can result in significant changes in the cash flow estimates over the life of a loan. In determining the possible discount rates, we considered various factors including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.

Subsequent to the determination of the initial fair value, the purchased performing loans are subject to the credit review processes applied to bank originated loans.

PCI loans have experienced a deterioration of credit quality from origination to acquisition, and it is probable that the bank will be unable to collect all contractually required payments, including both principal and interest. Subsequent to the acquisition of a loan, we continue to estimate cash flows expected to be collected over the life of the loan. The measurement of expected cash flows involves assumptions and judgments consistent with those described above for determining the initial fair value. Changes in expected cash flows could result in the recognition of impairment or a recovery through provision for credit losses.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at acquisition. The determination of fair value involves estimating the expected cash flows to be paid and determining the discount rate applied to the cash flows. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption by the bank and the timing of withdrawal by the client. Discount rates were based on the prevailing rates paid by the bank on similar deposits at the date of acquisition.

Pension and Other Employee Future Benefits

The bank’s pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years. The expected rate of return on plan assets is a management estimate that significantly affects the calculation of pension expense. Our expected rate of return on plan assets is determined using the plan’s target asset allocation and estimated rates of return for each asset class. Estimated rates of return are based on expected returns from fixed-income securities, which take into

BMO Financial Group Second Quarter Report 2012 — 45

consideration bond yields. An equity risk premium is then applied to estimate equity returns. Expected returns from other asset classes are established to reflect the risks of these asset classes relative to fixed-income and equity assets. The impact of changes in expected rates of return on plan assets is not significant for our other employee future benefits expense since only small amounts of assets are held in these plans.

Pension and other employee future benefits expense and obligations are also sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, is included in Note 19.

Impairment

We have investments in securities issued or guaranteed by Canadian or U.S. governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as available-for-sale securities. We review available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment.

For available-for-sale and other securities, impairment losses are recognized if there is objective evidence of impairment as a result of an event that reduces the estimated future cash flows of the security and the impact can be reliably estimated.

Objective evidence of impairment includes default or delinquency by a debtor, restructuring of an amount due to us on terms that we would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for equity securities, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market interest rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

Additional information regarding our accounting for available-for-sale securities and other securities and the determination of fair value is included in the Securities section of this note.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Additional information regarding our accounting for income taxes is included in Note 19.

Goodwill and Intangible Assets

For the purpose of impairment testing, goodwill is allocated to the bank’s cash generating units (“CGUs”) which represent the lowest level within the bank at which goodwill is monitored for internal management purposes. Impairment testing is performed at least annually, and whenever there is an indication that the CGU may be impaired, by comparing the recoverable amount of a CGU with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell, and its value in use. Value in use is the present value of the expected future cash flows from a CGU. If the recoverable amount is less than carrying value, an impairment loss is charged to income.

Fair value less costs to sell was used to perform the impairment test in 2011. In determining fair value less costs to sell, we employ internal valuation models, such as discounted cash flow models, consistent with those used when we acquire businesses. These models are dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value less costs to sell, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

Additional information regarding goodwill is included in Note 9.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. Future investment yields may be sensitive to variations in reinvestment interest rates and accordingly may affect the valuation of policy benefit liabilities.

Provisions

The bank and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. The bank’s management and internal and external experts are involved in estimating any amounts involved. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

46 — BMO Financial Group Second Quarter Report 2012

Future Changes in IFRS Standards

Employee Benefits

The International Accounting Standards Board (“IASB”) has revised the standard on employee benefits. Actuarial gains and losses will be recognized immediately in equity and may no longer be deferred and amortized. Under the revised standard, service costs and net investment income (expense), which is calculated by applying the discount rate to the net benefit asset (liability), are recorded in income. As a result, a funding deficit will result in interest expense and a funding surplus will result in interest income, reflecting the financing effect of the amount owed to or from the plan. Under the existing standard, interest income could be earned on a plan with a funding deficit if the expected return on assets exceeded the interest cost on the benefit liability. This new standard is effective for our fiscal year beginning November 1, 2013. We cannot currently determine the impact of this revised standard on our consolidated financial statements as this will be dependent on the funded status of our plans and the net benefit asset (liability) position on adoption.

Fair Value Measurement

The IASB has issued a new standard for fair value measurement that provides a common definition of fair value and establishes a framework for measuring fair value. This new standard is effective for our fiscal year beginning November 1, 2013. We do not expect this new standard will have a significant impact on how we determine fair value.

Consolidated Financial Statements

The IASB has issued a new standard on consolidation that will replace the existing standard. This new standard provides a single consolidation model that identified control as the basis for consolidation for all types of entities. This new standard is effective for our fiscal year beginning November 1, 2013. We are currently assessing the impact of this revised standard on our future financial results.

Investment in Associates and Joint Ventures

The IASB has amended the standard for investment in joint ventures to require that they be accounted for using the equity method. The new standard is effective for our fiscal year beginning on November 1, 2013. We do not expect this new standard will have a significant impact on future financial results.

Offsetting Financial Assets and Financial Liabilities

The IASB has issued amendments to the standards for financial instruments classification and disclosure which clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. These amendments also contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for our fiscal year beginning on November 1, 2013 and the classification amendments are effective for our fiscal year beginning on November 1, 2014. We are currently assessing the impact of these amendments on our future financial results.

Disclosure of Interests in Other Entities

The IASB has issued a new standard on the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. This new standard is effective for our fiscal year beginning on November 1, 2013. We are currently assessing the impact of this new standard on our future financial disclosures.

Financial Instruments

The IASB released a new standard for the classification and measurement of financial assets and financial liabilities. This is the first phase of a three-phase project to replace the current standard for accounting for financial instruments. The new standard specifies that financial assets are measured at either amortized cost or fair value on the basis of the reporting entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The classification and measurement of financial liabilities remain generally unchanged; however, fair value changes attributable to changes in the credit risk for financial liabilities designated at fair value through profit or loss are to be recorded in other comprehensive income unless the treatment would create or enlarge an accounting mismatch in profit or loss. These amounts are not subsequently reclassified to income but may be transferred within equity. The remaining change in the fair value of the liability continues to be recorded in income. The other phases of this project, which are currently under development, address impairment and hedge accounting. The IASB has deferred the effective date of this new standard for two years from the originally proposed effective date, which will make it effective for us on November 1, 2015. We are currently assessing the impact of this new standard on our future financial results in conjunction with the completion of the other phases of the IASB’s financial instruments project.

BMO Financial Group Second Quarter Report 2012 — 47

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses as at April 30, 2012, October 31, 2011 and November 1, 2010:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	Available-for-sale securities			April 30, 2012	Available-for-sale securities			Oct 31, 2011	Available-for-sale securities			Nov 1, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	20,075	252	47	20,280	19,757	478	40	20,195	18,020	252	2	18,270
Canadian provincial municipal governments	2,400	13	14	2,399	1,484	82	79	1,487	1,623	74	2	1,695
U.S. federal government	6,598	200	6	6,792	4,498	172	-	4,670	5,440	218	-	5,658
U.S. states, municipalities and agencies	3,531	68	15	3,584	3,553	76	2	3,627	4,182	77	2	4,257
Other governments	7,437	11	14	7,434	8,524	13	8	8,529	10,012	32	3	10,041
Mortgage backed securities and collateralized mortgage obligations – Canada (1)	723	5	-	728	856	18	-	874	795	284	-	1,079
Mortgage backed securities and collateralized mortgage obligations – U.S.	5,344	76	24	5,396	5,022	106	2	5,126	652	31	-	683
Corporate debt	6,859	83	8	6,934	5,455	56	15	5,496	3,324	138	22	3,440
Corporate equity	1,299	63	3	1,359	1,352	78	8	1,422	777	28	4	801
Total	54,266	771	131	54,906	50,501	1,079	154	51,426	44,825	1,134	35	45,924
(1)	These amounts are supported by guaranteed mortgages.

Note 3: Loans and Allowance for Credit Losses

Loans

Loans are recorded at amortized cost using the effective interest method except for purchased loans which are described in the Purchased Loans section below. The effective interest method allocates interest income over the expected term by applying the effective interest rate to the carrying amount of the loan. The effective interest rate is defined as the rate that exactly discounts estimated future cash receipts through the expected term of the loan to the net carrying amount of the loan. The treatment of interest income for impaired loans is described below.

We amortize deferred loan origination costs that are directly attributable and incremental to the origination of a loan using the effective interest method. We record the amortization as a reduction to interest, dividend and fee income, loans, over the term of the resulting loan. Under the effective interest method, the amount recognized in interest, dividend and fee income, loans, varies over the term of the loan based on the principal outstanding.

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements represent the amounts we will receive as a result of our commitment to resell securities that we have purchased back to the original seller, on a specified date at a specified price. We account for these instruments as if they were loans.

Lending Fees

The accounting treatment for lending fees varies depending on the transaction. Some loan origination, restructuring and renegotiation fees are recorded as interest income over the term of the loan, while other lending fees, to a certain threshold, are taken into income at the time of loan origination. Commitment fees are recorded as interest income over the term of the loan, unless we believe the loan commitment will not be used. In the latter case, commitment fees are recorded as lending fees over the commitment period. Loan syndication fees are included in lending fees as the syndication is completed, unless the yield on any loans we retain is less than that of other comparable lenders involved in the financing. In the latter case, an appropriate portion of the syndication fee is recorded as interest income over the term of the loan.

Customers’ Liability under Acceptances

Acceptances represent a form of negotiable short-term debt that is issued by our customers and which we guarantee for a fee. We have offsetting claims, equal to the amount of the acceptances, against our customers in the event of a call on these commitments. The amount due under acceptances is recorded in other liabilities and our corresponding claim is recorded as a loan in our Consolidated Balance Sheet.

Fees earned are recorded in lending fees in our Consolidated Statement of Income over the term of the acceptance.

Impaired Loans

We classify residential mortgages as impaired when payment is contractually 90 days past due, or one year past due if guaranteed by the Government of Canada. Credit card loans are classified as impaired and immediately written off when principal or interest payments are 180 days past due. Consumer instalment loans, other personal loans and some small business loans are classified as impaired when principal or interest payments are 90 days past due, and are normally written off when they are one year past due. For the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries.

Corporate and commercial loans are classified as impaired when we are no longer reasonably assured that principal or interest will be collected in its entirety on a timely basis. Generally, corporate and commercial loans are considered impaired when payments are 90 days past due, or for fully secured loans, when payments are 180 days past due.

Once a loan is identified as impaired, interest income continues to be recognized based on the original effective interest rate of the loan.

48 — BMO Financial Group Second Quarter Report 2012

A loan will be reclassified back to performing status when we determine that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the terms and conditions of the loan, and that none of the criteria for classification of the loan as impaired continue to apply.

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2012, there was $196 million ($162 million as at April 30, 2011) allowance for credit losses related to other credit instruments included in other liabilities.

The allowance comprises the following two components:

Specific Allowance

These allowances are recorded for individually identified impaired loans to reduce their book value to the amount we expect to recover. We review our loans and acceptances on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (other than credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due, as discussed under impaired loans). Our review of problem loans is conducted at least quarterly by our account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that the manager believes are relevant to the condition of the loan. This assessment is then reviewed and approved by an independent credit officer.

To determine the amount we expect to recover from an impaired loan, we use the value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The determination of estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real property, accounts receivable, guarantees, inventory or other capital assets.

Certain personal loans are individually identified as impaired however the provision is calculated on a pooled basis, taking into account historical loss experience. In the periods following the recognition of impairment, adjustments to the loan allowance reflecting the time value of money are recognized and presented as interest income.

Collective Allowance

We maintain a collective allowance (previously referred to as general allowance) in order to cover any impairment in the existing portfolio that cannot yet be associated with loans that are individually identified as impaired. Our approach to establishing and maintaining the collective allowance is based on the guideline issued by OSFI. The collective allowance is reviewed on a quarterly basis. For purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level of the collective allowance.

The quantitative component consists of a collective allowance model which utilizes statistical analysis of past performance to derive a long-run estimate of loss experience. The loss experience is then adjusted to reflect qualitative factors such as management’s experienced credit judgment with respect to current macroeconomic and business conditions, portfolio specific considerations, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Specific Allowance at beginning of period	72	65	63	56	364	477	-	10	499	608
Provision for credit losses	34	24	184	167	(23)	84	-	(10)	195	265
Recoveries	17	-	41	30	139	20	-	-	197	50
Write-offs	(46)	(19)	(219)	(193)	(133)	(126)	-	-	(398)	(338)
Foreign exchange and other	(17)	(2)	(10)	(1)	72	(28)	-	-	45	(31)
Specific Allowance at end of period	60	68	59	59	419	427	-	-	538	554

Collective Allowance at beginning of period	36	30	624	514	794	787	23	46	1,477	1,377
Provision for credit losses	6	2	9	35	(18)	3	3	(8)	-	32
Foreign exchange and other	-	-	-	-	(12)	(38)	-	-	(12)	(38)
Collective Allowance at end of period	42	32	633	549	764	752	26	38	1,465	1,371
Total Allowance	102	100	692	608	1,183	1,179	26	38	2,003	1,925
Comprised of: Loans	100	100	692	608	989	1,017	26	38	1,807	1,763
Other credit instruments	2	-	-	-	194	162	-	-	196	162

BMO Financial Group Second Quarter Report 2012 — 49

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Specific Allowance at beginning of period	74	52	59	47	426	481	-	10	559	590
Provision for credit losses	42	60	344	339	(69)	193	-	(10)	317	582
Recoveries	50	3	79	60	291	46	-	-	420	109
Write-offs	(90)	(42)	(411)	(387)	(274)	(245)	-	-	(775)	(674)
Foreign exchange and other	(16)	(5)	(12)	-	45	(48)	-	-	17	(53)
Specific Allowance at end of period	60	68	59	59	419	427	-	-	538	554

Collective Allowance at beginning of period	36	23	565	477	817	839	34	44	1,452	1,383
Provision for credit losses	6	9	68	72	(47)	(37)	(8)	(6)	19	38
Foreign exchange and other	-	-	-	-	(6)	(50)	-	-	(6)	(50)
Collective Allowance at end of period	42	32	633	549	764	752	26	38	1,465	1,371
Total Allowance	102	100	692	608	1,183	1,179	26	38	2,003	1,925
Comprised of: Loans	100	100	692	608	989	1,017	26	38	1,807	1,763
Other credit instruments	2	-	-	-	194	162	-	-	196	162

Interest income on impaired loans of $36 million and $73 million was recognized respectively, for the three months and six months ended April 30, 2012 ($28 million and $51 million, respectively, for the three months and six months ended April 30, 2011).

Foreclosed Assets

Property or other assets that we have received from borrowers to satisfy their loan commitments are recorded at fair value and are classified as either held for use or held for sale according to management’s intention. Fair value is determined based on market prices where available. Otherwise, fair value is determined using other methods, such as analysis of discounted cash flows or market prices for similar assets.

Insured Mortgages

Included in the residential mortgages balance are Canadian government and corporate insured mortgages of $49,010 million as at April 30, 2012 ($47,974 million as at October 31, 2011). Included in the consumer instalment and other personal loans balance are Canadian government-insured real estate personal loans of $nil as at April 30, 2012 ($nil as at October 31, 2011).

Purchased Loans

We record all loans that we purchase at fair value on the day that we acquire the loans. The fair value of the acquired loan portfolio includes an estimate of the interest rate premium or discount on the loans calculated as the difference between the contractual rate of interest on the loans and prevailing interest rates (the “interest rate mark”). Also included in fair value is an estimate of expected credit losses (the “credit mark”) as of the acquisition date. The credit mark consists of two components: an estimate of the amount of losses that exist in the acquired loan portfolio on the acquisition date but that haven’t been specifically identified on that date (the “incurred credit mark”) and an amount that represents future expected losses (the “future credit mark”). As a result of recording the loans at fair value, no allowance for credit losses is recorded in our Consolidated Balance Sheet on the day we acquire the loans. Fair value is determined by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. We estimate cash flows expected to be collected based on specific loan reviews for commercial loans. For retail loans, we use models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral.

Acquired loans are classified into the following categories: those that on the acquisition date continued to make timely principal and interest payments (the “purchased performing loans”) and those which on the acquisition date the timely collection of interest and principal was no longer reasonably assured (the “purchased credit impaired loans” or “PCI” loans). Because purchased credit impaired loans are recorded at fair value at acquisition based on the amount expected to be collected, none of the purchased credit impaired loans are considered to be impaired at acquisition.

Subsequent to the acquisition date, we account for each type of loan as follows:

Purchased Performing Loans

For performing loans with fixed terms, the interest rate mark and future credit mark are fully amortized to net interest income over the expected life of the loan using the effective interest method. Specific provisions for credit losses will be recorded as they arise in a manner that is consistent with our accounting policy for originated loans. The incurred credit losses will be re-measured at each reporting period consistent with our methodology for the collective allowance, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income.

For loans with revolving terms, the interest rate mark as well as the incurred and future credit marks are amortized into net interest income on a straight-line basis over the contractual terms of the loans. As the incurred credit mark amortizes, we will record an allowance for credit losses at a level appropriate to absorb credit-related losses on these loans, consistent with our methodology for the collective allowance.

50 — BMO Financial Group Second Quarter Report 2012

As loans are repaid, the remaining unamortized credit mark related to those loans is recorded in net interest income during the period that the loan is repaid.

As at April 30, 2012, the remaining credit mark on performing term loans, revolving loans and other performing loans was $1,065 million, $440 million and $32 million, respectively ($1,497 million, $589 million, and $47 million, respectively as at October 31, 2011). Of the total credit mark for performing loans of $1,537 million, $801 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized was $736 million, and will be recognized in either net interest income or provisions for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans

Subsequent to the acquisition date, we will regularly re-evaluate what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows will result in a recovery in the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase to the allowance for credit losses. For purchased credit impaired loans, the interest rate mark is amortized into net interest income using the effective interest method over the effective life of the loan. As loans are repaid, the remaining credit mark related to those loans is recorded in the provision for credit losses during the period that the loan is repaid.

As at April 30, 2012, the remaining credit mark related to purchased credit impaired loans was $857 million ($1,209 million as at October 31, 2011).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of M&I, we recorded a liability of $192 million related to unfunded commitments and letters of credit. The total credit mark and interest rate mark associated with unfunded commitments and letters of credit are amortized into net interest income on a straight-line basis over the contractual term of the acquired liabilities. As the credit mark is amortized, an appropriate collective allowance is recorded, consistent with our methodology for the collective allowance.

As at April 30, 2012, the remaining credit mark on unfunded commitments and letters of credit was $146 million ($178 million as at October 31, 2011).

FDIC Covered Loans

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans.

For the three and six months ended April 30, 2012, we recorded new provisions for credit losses and recoveries of $1.5 million and $1.1 million, respectively, related to loans covered by the FDIC loss share agreement (recoveries of $11.3 million and $15.3 million, respectively, for the three and six months ended April 30, 2011). These amounts are net of the amounts expected to be reimbursed by the FDIC.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instruments risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at April 30, 2012 are outlined in the Risk Management section on pages 12 to 14 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

BMO Financial Group Second Quarter Report 2012 — 51

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $11,795 million as at April 30, 2012 ($11,880 million as at October 31, 2011). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at April 30, 2012, $25 million ($45 million as at October 31, 2011) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3). No other amount was included in our Consolidated Balance Sheet as at April 30, 2012 and October 31, 2011 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,310 million as at April 30, 2012 ($3,708 million as at October 31, 2011). As at April 30, 2012, $77 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($84 million as at October 31, 2011).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at April 30, 2012 or October 31, 2011.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $32,002 million as at April 30, 2012 ($36,135 million as at October 31, 2011). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $324 million as at April 30, 2012 ($880 million as at October 31, 2011).

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,101 million as at April 30, 2012 ($5,139 million as at October 31, 2011). No amount was included in our Consolidated Balance Sheet as at April 30, 2012 and October 31, 2011 related to these indemnifications.

52 — BMO Financial Group Second Quarter Report 2012

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans. We are required to consolidate these vehicles. See Note 7 for further information. We also sell Canadian mortgage loans to third party Canadian securitization programs including the Canadian Mortgage Bond program and the National Housing Act Mortgage-Backed Securities program.

Contracts with the third party securitization programs provide for the payment to us over time of the excess of the sum of interest and fees collected from customers, in connection with the loans that were sold, over the yield paid to investors in the securitization vehicle or third party securitization program, less credit losses and other costs.

We assess whether the loans qualify for off-balance sheet treatment based on the transfer of the risks and rewards, as determined under the derecognition criteria contained in the IFRS financial instruments standard.

The loans sold to third party securitization programs do not qualify for off-balance sheet recognition as we have determined that the transfer of these loans has not resulted in the transfer of substantially all the risks and rewards. We continue to recognize the loans on our balance sheet and recognize the instruments issued as a liability representing a secured financing. The interest and fees collected, net of the yield paid to investors is recorded in net interest income using the effective interest method over the term of the securitization. Credit losses associated with the loans are recorded in the provision for credit losses. During the three and six months ended April 30, 2012, we sold $954 million and $2,339 million of loans to third party securitization programs ($1,444 million and $2,153 million for the three and six months ended April 30, 2011).

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our balance sheet, together with the associated liabilities, for each category of asset on the balance sheet:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	April 30, 2012(1)		October 31, 2011		November 1, 2010
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Available-for-sale securities	719		874		1,077
Residential mortgages	11,006		11,758		13,384
	11,725		12,632		14,461
Other Related Assets	9,080		8,004		8,754
Total	20,805	20,902	20,636	20,462	23,215	23,047

(1)	The fair value of the securitized assets is $21,047 million and the fair value of the associated liabilities is $21,203 million, for a net position of $(156) million. Securitized assets are those which the bank has transferred to third parties, including other related assets.

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table. See Note 7 for details of securitization activities with bank securitization vehicles.

Note 7: Special Purpose Entities

We enter into certain transactions with customers in the ordinary course of business that involve the establishment of special purpose entities (“SPE”s) to facilitate or secure customer transactions. We are required to consolidate a SPE if we control the vehicle, as determined under the criteria contained in IFRS. The following circumstances are considered when assessing whether the bank, in substance, controls and consequently is required to consolidate a SPE:

•	the activities of the SPE are being conducted on behalf of the bank according to its specific business needs so that the bank obtains benefits from the SPE’s operation;

•

the bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the bank has delegated these decision-making powers;

•	the bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE; or

•	the bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

We consider all aspects of the relationship between the bank and the SPE to determine whether the bank ultimately has the power to govern the financial and operating policies of the SPE so as to obtain the benefits from the SPE’s activities.

We perform a re-assessment of consolidation whenever there is a change in the substance of the relationship between the bank and an SPE.

BMO Financial Group Second Quarter Report 2012 — 53

Total assets in our unconsolidated SPEs and our exposure to losses are summarized in the following table:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	April 30, 2012						October 31, 2011						November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets

	Undrawn facilities(1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities(1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,627	-	522	-	4,149	3,068	3,012	-	343	2	3,357	2,450	3,085	2,976
Structured finance vehicles (3)	na	na	8,861	-	8,861	21,839	na	na	7,331	-	7,331	19,117	4,772	6,979
Total	3,627	-	9,383	-	13,010	24,907	3,012	-	7,674	2	10,688	21,567	7,857	9,955
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at April 30, 2012 and October 31, 2011.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

(3)	We enter into derivative contracts with third party investment funds to provide their investors with specified exposures. We hedge our risk to these derivative exposures by investing in the investment funds.

na - not applicable

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	April 30, 2012						October 31, 2011						November 1, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets	Exposure to loss	Total assets

	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total(1)		Total(1)
Consolidated SPEs
Canadian customer securitization vehicles	14	-	179	-	193	179	20	-	89	-	109	89	396	196
U.S customer securitization vehicle	4,068	71	-	3	4,142	3,307	3,775	116	-	5	3,896	3,348	4,158	4,074
Bank securitization vehicles (2)	5,100	-	1,031	34	6,165	10,595	5,100	-	548	94	5,742	10,787	5,577	9,469
Credit protection vehicle – Apex	1,030	-	1,367	196	2,593	2,223	1,030	-	1,208	601	2,839	2,219	2,827	2,208
Structured investment vehicles	49	2,068	-	7	2,124	2,105	91	2,940	-	19	3,050	2,940	5,298	5,225
Capital and funding trusts	3,234	11,109	842	57	15,242	14,333	2,459	8,596	1,162	94	12,311	12,520	11,873	10,950
Total	13,495	13,248	3,419	297	30,459	32,742	12,475	11,652	3,007	813	27,947	31,903	30,129	32,122
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between the bank and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $9,621 million of ABCP and term asset-backed securities funding our bank securitization vehicles.

Customer Securitization Vehicles

We sponsor Canadian and U.S. customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) that assist our customers with the securitization of their assets to provide them with alternate sources of funding. These vehicles provide clients with access to financing in the asset-backed commercial paper (“ABCP”) markets by allowing them to sell their assets into these vehicles, which then issue ABCP to investors to fund the purchases. In all cases, we do not service the transferred assets. If there are losses on the assets, the seller is the first to take the loss. We do not sell assets to these customer securitization vehicles. We earn fees for providing services related to the securitizations, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. For our Canadian customer securitization vehicles, we determined that we control and must consolidate four of these vehicles (three in 2011) as we have the right to obtain the majority of the benefits though our ownership of ABCP. We are not required to consolidate five of our nine

(five of our eight in 2011) Canadian customer securitization vehicles. For our U.S. customer securitization vehicle, we determined that we control and must consolidate this vehicle, as we have key decision-making powers.

Bank Securitization Vehicles

We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans in order to obtain alternate sources of funding. The structure of these vehicles limits the types of activities they can undertake and the types of assets they can hold, and they have limited decision making authority. These vehicles issue ABCP or term asset-backed securities to fund their activities. We control and must consolidate these vehicles, as we have key decision-making powers.

Credit Protection Vehicle

We sponsor a credit protection vehicle, Apex Trust (“Apex”) that provides credit protection to investors on investments in

54 — BMO Financial Group Second Quarter Report 2012

corporate debt portfolios through credit default swaps. In May 2008, upon the restructuring of Apex, we entered into credit default swaps with swap counterparties and offsetting swaps with Apex. As at April 30, 2012 and 2011, we have hedged our exposure to our holdings of notes as well as the first $515 million of exposure under the senior funding facility. Since 2008, a third party has held its exposure to Apex through a total return swap with us on $600 million of notes. We control and must consolidate this vehicle, through our ownership of medium term notes.

Structured Investment Vehicles

Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in Links Finance Corporation (“Links”) and act as asset manager for Links and Parkland Finance Corporation. We control and must consolidate these vehicles, as we have key decision-making powers. During the quarter, Parkland sold its remaining assets, fully repaid its BMO liquidity facility and distributed the remaining proceeds to Capital note holders.

Structured Finance Vehicles

We facilitate development of investment products by third parties, including mutual funds, unit investment trusts and other investment funds that are sold to retail investors. We hedge our exposure related to these derivatives by investing in other funds through SPEs. We are not required to consolidate these vehicles under IFRS.

Capital and Funding Trust

Capital and Funding Trusts (the “Trusts”) are created to issue notes or capital trust securities or to guarantee payments due to bondholders on bonds issued by the bank. These Trusts purchase notes from the bank or we may sell assets to the Trusts in exchange for promissory notes. We control and must consolidate these Trusts, as the majority of the activities of these Trusts are conducted on behalf of the bank.

Note 8: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Marshall & Ilsley Corporation (“M&I”)

On July 5, 2011, we completed the acquisition of Milwaukee based Marshall & Ilsley Corporation for consideration of approximately $4.1 billion (US $4.3 billion) paid in common shares, with fractional entitlements to our common shares paid in cash. Each common share of M&I was exchanged for 0.1257 of a common share, resulting in the issuance of approximately 67 million common shares. The value of our common shares was arrived at using the market price of the shares on the date of closing. In addition, immediately prior to the completion of the transaction, we purchased M&I’s Troubled Asset Relief Program preferred shares and warrants from the U.S. Treasury for $1.6 billion (US $1.7 billion). Acquisition costs of $86 million were expensed in non-interest expense, other expenses. The acquisition of M&I allows us to strengthen our competitive position in the U.S. Midwest markets. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period of 10 years, a customer relationship intangible asset which is being amortized on an accelerated basis over a period of 15 years, a credit card portfolio intangible asset which is being amortized on an accelerated basis over a period of 15 years, and a trade name intangible asset which is being amortized on an accelerated basis over a period of five years. Goodwill related to this acquisition is not deductible for tax purposes. M&I is part of our Personal and Commercial Banking U.S., Private Client

Group, BMO Capital Markets and Corporate Services reporting segments. Goodwill was allocated to these segments except for Corporate Services.

Lloyd George Management (“LGM”)

On April 28, 2011, we completed the acquisition of all outstanding voting shares of Hong Kong-based Lloyd George Management, for cash consideration of $82 million subject to a post-closing adjustment based on working capital, plus contingent consideration based on meeting certain revenue thresholds over three years. We included contingent consideration of approximately $13 million in the purchase price, that is expected to be paid in future years related to this acquisition. During the year ended October 31, 2011, we increased the purchase price by $15 million to $110 million based on a revaluation of net assets acquired and finalization of working capital adjustments. During the year ended October 31, 2011, we decreased our estimate of the contingent consideration to $8 million, resulting in a gain of $5 million. Acquisition costs of $5 million were expensed in non-interest expense, other expenses. The acquisition of LGM allows us to expand our investment management capabilities in Asia and emerging markets to meet clients’ growing demand for global investment strategies. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over a period of 15 years. Goodwill related to this acquisition is not deductible for tax purposes. LGM is part of our Private Client Group reporting segment.

The following acquisitions will close in subsequent quarters:

COFCO Trust Co.

On February 20, 2012, the bank announced a definitive agreement to acquire a 20% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. This acquisition is

BMO Financial Group Second Quarter Report 2012 — 55

subject to regulatory approval. COFCO Trust Co. will be part of our PCG reporting segment.

CTC Consulting

On April 12, 2012, the bank announced a definitive agreement to acquire United States-based CTC Consulting, LLC. The acquisition will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. CTC Consulting will be part of our PCG reporting segment.

Asian Wealth Management Business

On April 24, 2012, the bank reached a definitive agreement to acquire an Asian-based wealth management business. Based in Hong Kong and Singapore, the business provides private banking services to high net worth individuals in the Asia-Pacific region. This acquisition provides an important opportunity for us to expand our offering to high net worth individuals in the Asia Pacific region. The deal is subject to regulatory approval. This Asian Wealth Management Business will be part of our PCG reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

	YTD-2000	YTD-2000
(Canadian $ in millions)

	LGM	M&I
Cash resources (1)	11	2,838
Securities	3	5,980
Loans	-	29,046
Premises and equipment	-	426
Goodwill	70	1,950
Intangible assets	31	649
Deferred tax assets	-	2,160
Other assets	21	2,265
Total assets	136	45,314
Deposits	-	33,799
Other liabilities	26	7,404
Total liabilities	26	41,203
Purchase price	110	4,111

The allocation of the purchase price for M&I is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources, acquired through the M&I acquisition include cash and cash equivalents and interest bearing deposits.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

Fair value less costs to sell was used to perform the impairment test in 2011. The fair value less costs to sell for each cash generating unit (“CGU”) was determined by discounting cash flow projections. Cash flows were projected for the first 10 years based on actual operating results, the expected future business performance and past experience. Beyond the first 10 years, cash flows were assumed to grow at perpetual annual rates of up to 3%, a rate that is consistent with long-term nominal GDP growth. Discount rates applied in determining the recoverable amounts range from 10.9% to 14.7%, and are based on our estimate of the cost of capital for each CGU. The cost of capital for each CGU was estimated using the Capital Asset Pricing Model, based on the historical betas of publicly traded peer companies that are comparable to the CGU.

There were no write-downs of goodwill due to impairment during the three and six months ended April 30, 2012 and the year ended October 31, 2011.

The key assumptions described above may change as market and economic conditions change. However, the bank estimates that reasonably possible changes in these assumptions are not expected to cause recoverable amounts to decline below carrying amounts.

56 — BMO Financial Group Second Quarter Report 2012

A continuity of our goodwill by CGU for the year ended October 31, 2011 and the six months April 30, 2012 is as follows:

	YTD-2000		YTD-2000		YTD-2000	YTD-2000		YTD-2000		YTD-2000		YTD-2000	YTD-2000	YTD-2000		YTD-2000
(Canadian $ in millions)					Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at November 1, 2010	123		1,020		1,143	68		216		77		2	363	113		1,619
Acquisitions during the period	-		1,478		1,478	-		157		257		-	414	76		1,968
Other (1)	(1)		47		46	-		4		10		-	14	2		62
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the period	-		-		-	-		-		-		-	-	-		-
Other (1)	-		41		41	-		4		6		-	10	2		53
Goodwill as at April 30, 2012	122	(2)	2,586	(3)	2,708	68	(4)	381	(5)	350	(6)	2	801	193	(7)	3,702
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporate, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc. and Stoker Ostler Wealth Advisors, Inc. and M&I.
(7)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nestbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

Note 10: Deposits

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
	Payable on demand				Payable after notice		Payable on a fixed date		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	April 30, 2012	October 31, 2011	April 30, 2012	October 31, 2011	April 30, 2012	October 31, 2011	April 30, 2012	October 31, 2011	April 30, 2012	October 31, 2011	November 1, 2010
Deposits by:
Banks	653	747	514	541	3,820	2,423	17,521	17,166	22,508	20,877	19,409
Businesses and governments (1)	14,072	11,839	18,829	18,769	39,723	37,953	98,915	90,648	171,539	159,209	131,892
Individuals	5,355	7,170	10,077	9,438	62,732	59,313	43,856	46,366	122,020	122,287	99,043
Total (2) (3)	20,080	19,756	29,420	28,748	106,275	99,689	160,292	154,180	316,067	302,373	250,344
Booked In
Canada	18,878	18,845	23,386	21,059	55,013	51,340	92,054	96,434	189,331	187,678	171,310
United States	967	496	5,915	7,562	49,635	47,767	55,143	43,881	111,660	99,706	64,077
Other Countries	235	415	119	127	1,627	582	13,095	13,865	15,076	14,989	14,957
Total	20,080	19,756	29,420	28,748	106,275	99,689	160,292	154,180	316,067	302,373	250,344
(1)	Included in business and government deposits payable on a fixed date are Covered Bond issuances of €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015, US$1.5 billion maturing in January 2016 and US$2 billion maturing in January 2017 and which pay interest of 4.25%, 1.30%, 2.85%, 2.63% and 1.95%, respectively (October 31, 2011 – €1 billion maturing in January 2013, US$2 billion maturing in October 2014, US$2 billion maturing in June 2015 and US$1.5 billion maturing in January 2016 and which pay interest of 4.25%, 1.30%, 2.85% and 2.63% respectively).
(2)	Includes structured notes designated under the fair value option.
(3)	As at April 30, 2012 and October 31, 2011, total deposits payable on a fixed date included $19,518 million and $18,190 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities.

During the quarter ended April 30, 2012 and 2011, we did not issue any Covered Bonds.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures in January 30, 2017.

During the quarter ended January 31, 2011, we issued US$1.5 billion Covered Bond – Series 3. This deposit pays interest of 2.63% and matures on January 25, 2016.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at April 30, 2012, we had borrowed $318 million of federal funds ($831 million as at October 31, 2011).

•	Commercial paper, which totalled $5,171 million as at April 30, 2012 ($3,804 million as at October 31, 2011).

•	Covered bonds, which totalled $9,104 million as at April 30, 2012 ($7,087 million as at October 31, 2011).

BMO Financial Group Second Quarter Report 2012 — 57

The following table presents the maturity schedule for our deposits payable on a fixed date:

	YTD-2000	YTD-2000
(Canadian $ in millions)	Payable on a fixed date (2)
	April 30, 2012	October 31, 2011
Within 1 year	114,733	106,655
1 to 2 years	11,183	15,944
2 to 3 years	10,356	10,107
3 to 4 years	7,960	7,078
4 to 5 years	9,766	8,644
Over 5 years (1)	6,294	5,752
Total (1)	160,292	154,180
(1)	Includes structured notes designated under the fair value option.
(2)	Includes $134,304 million of deposits, each greater than one hundred thousand dollars, of which $72,053 million were booked in Canada, $49,157 million were booked in the United States and $13,094 million were booked in other countries ($125,533 million, $76,972 million, $34,695 million and $13,866 million, respectively, in 2011). Of the $72,053 million of deposits booked in Canada, $28,529 million mature in less than three months, $5,399 million mature in three to six months, $7,573 million mature in six to 12 months and $30,552 million mature after 12 months ($76,972 million, $34,842 million, $1,846 million, $6,154 million and $34,130 million, respectively, in 2011). We have liquid assets of $169,694 million to support these and other deposit liabilities ($147,771 million in 2011). A portion of these liquid assets have been pledged.

Note 11: Subordinated Debt

During the quarter ended April 30, 2012 we did not issue or redeem any subordinated debt.

During the quarter ended April 30, 2011, we issued $1.5 billion of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series G Medium-Term Notes, First Tranche, is due July 8, 2021. Interest on this issue is payable semi-annually at a fixed rate of 3.979% until July 8, 2016, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 1.09%, paid quarterly, thereafter to maturity.

This issue is redeemable at our option with the prior approval of the Office of Superintendent of Financial Institutions of Canada (“OSFI”) at par commencing July 8, 2016.

On May 4, 2012, we announced our intention to redeem all of our Series D Medium-Term Notes-Tranche 2 at a redemption amount equal to $1,000, representing an aggregate redemption of $1,200 million, plus unpaid accrued interest to, but excluding, the date fixed for redemption.

Note 12: Capital Trust Securities

During the quarter ended April 30, 2012 and 2011, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions.

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

Note 13: Share Capital

During the quarter ended April 30, 2012, we redeemed all of our U.S dollar denominated Non-cumulative Perpetual Class B Preferred Shares Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange upon redemption.

During the quarter ended July 31, 2011, we issued 66,519,673 common shares to M&I shareholders as consideration for the acquisition of M&I.

During the quarter ended April 30, 2011, we issued 11,600,000 3.9% Non-Cumulative 5-year Rate Reset Class B Preferred Shares,

Series 25, at a price of $25.00 per share, representing an aggregate issue price of $290 million.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 15, 2011.

58 — BMO Financial Group Second Quarter Report 2012

Share Capital Outstanding (1)

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions, except as noted)	April 30, 2012		October 31, 2011		November 1, 2010
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	8,000,000	200	-
Class B – Series 10 (2)	-	-	12,000,000	396	12,000,000	396	common shares (3)
Class B – Series 13	14,000,000	350	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (4)
Class B – Series 18	6,000,000	150	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (4)
Class B – Series 21	11,000,000	275	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (4)
Class B – Series 23	16,000,000	400	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (4)
Class B – Series 25	11,600,000	290	11,600,000	290	-	-	preferred shares – class B – series 26 (4)
		2,465		2,861		2,571

Common Shares	643,364,159	11,568	638,999,563	11,332	566,468,440	6,927
Share Capital		14,033		14,193		9,498
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2011 on pages 154 to 158 of our 2011 Annual Report.
(2)	Face value is US$300 million.
(3)	The number of shares issuable on conversion is not determinable until the date of conversion.
(4)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(5)	The stock options issued under the stock option plan are convertible into 17,858,838 common shares as at April 30, 2012 (16,989,499 common shares as at October 31, 2011).

Note 14: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated minimum capital ratios requirement as at April 30, 2012. Our capital position as at April 30, 2012 is detailed in the Capital Management section on pages 16 to 17 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

Note 15: Employee Compensation

Stock Options

During the six months ended April 30, 2012, we granted a total of 2,526,345 stock options (1,798,913 stock options during the six months ended April 30, 2011). The weighted-average fair value of options granted during the six months ended April 30, 2012 was $5.54 per option ($7.26 per option for the six months ended April 30, 2011).

The fair value of options granted was estimated using a binomial option pricing model. Expected dividend yield is based on market expectations of future dividends on our common shares. Expected volatility is determined based on the market consensus implied volatility for traded options on our common shares. The risk-free rate is based on the yields of Canadian strip bonds with maturities similar to the expected period until exercise of the options. To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

	YTD-2000	YTD-2000
For stock options granted during the six months ended	April 30, 2012	April 30, 2011
Expected dividend yield	6.8%-7.2%	6.0%-6.4%
Expected share price volatility	21.3%-22.3%	22.1%-22.8%
Risk-free rate of return	1.5%-1.8%	2.7%-3.0%
Expected period until exercise (in years)	5.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

BMO Financial Group Second Quarter Report 2012 — 59

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Benefits earned by employees	46	39	5	5
Interest cost on accrued benefit liability	65	63	13	13
Actuarial loss recognized in expense	1	-	-	-
Plan amendment costs recognized in expense	-	-	(1)	(1)
Expected return on plan assets	(78)	(80)	(1)	(1)
Benefits expense	34	22	16	16
Canada and Quebec pension plan expense	24	23	-	-
Defined contribution expense	3	3	-	-
Total pension and other employee future benefit expenses	61	48	16	16

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Benefits earned by employees	92	77	9	11
Interest cost on accrued benefit liability	132	126	26	26
Actuarial loss recognized in expense	1	-	-	-
Plan amendment costs recognized in expense	-	-	(2)	(2)
Expected return on plan assets	(157)	(162)	(2)	(2)
Benefits expense	68	41	31	33
Canada and Quebec pension plan expense	40	38	-	-
Defined contribution expense	5	5	-	-
Total pension and other employee future benefit expenses	113	84	31	33
Note 16: Earnings Per Share The following tables present the bank’s basic and diluted earnings per share:
Basic earnings per share
(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Net income attributable to Bank shareholders	1,010	795	2,100	1,602
Dividends on preferred share	(34)	(36)	(71)	(70)
Net income available to common shareholders	976	759	2,029	1,532
Average number of common shares outstanding (in thousands)	642,491	568,980	641,248	568,203
Basic earnings per share (Canadian $)	1.52	1.34	3.16	2.70

Diluted earnings per share
(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2012	April 30, 2011	April 30, 2012	April 30, 2011
Net income available to common shareholders adjusted for dilution effect	976	770	2,037	1,555
Average number of common shares outstanding (in thousands)	642,491	568,980	641,248	568,203
Convertible shares	1,906	12,658	6,045	14,717
Stock options potentially exercisable (1)	8,420	8,740	6,111	9,226
Common shares potentially repurchased	(7,137)	(6,379)	(4,822)	(6,807)
Average diluted number of common shares outstanding (in thousands)	645,680	583,999	648,582	585,339
Diluted earnings per share (Canadian $)	1.51	1.32	3.14	2.66
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 7,058,072 and 7,653,687 with a weighed-average exercise price of $125.46 and $121.72, respectively, for the three months and six months ended April 30, 2012 (2,994,156 and 2,702,179 with a weighted-average exercise price of $64.18 and $64.30, respectively, for the three months and six months ended April 30, 2011) as the average share price for the period did not exceed the exercise price.

60 — BMO Financial Group Second Quarter Report 2012

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the period for instruments that were outstanding at the beginning of the period or from the date of issue for instruments issued during the period.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the period.

Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the period.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the period because including them would increase our earnings per share, not dilute it.

Note 17: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services to personal and business customers, including solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a broad suite of commercial and financial advisory services, through an integrated network of branches, telephone banking, online and mobile banking and automated banking machines as well as expertise from mortgage specialists, financial planners and small business bankers. Effective in the first quarter of 2012, Private Client Group and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to personal and business clients in select U.S. Midwest markets, Arizona and Florida through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions including insurance products. PCG operates in both Canada and the United States, as well as in Asia and Europe. Effective in the first quarter of 2012, PCG and P&C Canada have entered into a revised agreement sharing the financial results related to retail Mutual Fund sales. Prior periods have been restated.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. BMO CM offers clients financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.

Corporate Services

Corporate Services includes the corporate units that provide enterprise-wide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, legal and compliance, finance, internal audit, risk management, corporate communications, economics, corporate marketing and human resources. Operating results include revenues and expenses associated with certain securitization and asset-liability management activities, the elimination of taxable equivalent adjustments, the impact of our expected loss provisioning methodology, the results from certain impaired loan portfolios, the impact of certain fair value adjustments, and integration and restructuring costs relating to the M&I acquisition.

BMO Financial Group Second Quarter Report 2012 — 61

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups and only minor amounts are retained. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Operating results for the structured credit vehicles are included within Corporate Services for reporting purposes from November 1, 2010 onwards. Previously they were recorded in BMO Capital Markets.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under IFRS are included in Corporate Services.

Acquisition of Marshall & Ilsley Corporation

Commencing on July 5, 2011, our P&C U.S., PCG, BMO CM and Corporate Services segments include a portion of M&I’s acquired business. Within Corporate Services we have included the fair value adjustments for credit losses on the M&I loan portfolio and the valuation of loans and deposits at current market rates. Upon acquisition, Corporate Services also included approximately $1.5 billion of certain M&I stressed real estate – secured assets, comprised primarily of commercial real estate loans. Corporate Services results will include any changes in our estimate of credit losses as well as adjustments to net interest income. The operating groups’ results will reflect the provision for credit losses on an expected loss basis and net interest income based on the contractual rates for loans and deposits.

Impaired Real Estate Secured Loans

During the quarter ended July 31, 2011, approximately $1 billion of impaired real estate secured loans comprised primarily of commercial real estate loans were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

62 — BMO Financial Group Second Quarter Report 2012

Our results and average assets, grouped by operating segment, are as follows:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
For the three months ended April 30, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,063	598	128	308	23	2,120
Non-interest revenue	460	134	615	481	149	1,839
Total Revenue	1,523	732	743	789	172	3,959
Provision for credit losses	141	83	3	24	(56)	195
Amortization	38	45	16	9	61	169
Non-interest expense	738	424	537	462	169	2,330
Income before taxes and non-controlling interest in subsidiaries	606	180	187	294	(2)	1,265
Income taxes	160	59	42	69	(93)	237
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	446	121	145	225	73	1,010
Average Assets	159,166	60,886	20,065	248,286	49,788	538,191
Goodwill (As At)	122	2,586	801	193	-	3,702

For the three months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,058	284	112	298	(60)	1,692
Non-interest revenue	430	58	476	527	150	1,641
Total Revenue	1,488	342	588	825	90	3,333
Provision for credit losses	136	34	2	30	95	297
Amortization	36	18	8	7	49	118
Non-interest expense	740	207	447	459	59	1,912
Income before taxes and non-controlling interest in subsidiaries	576	83	131	329	(113)	1,006
Income taxes	162	30	40	100	(139)	193
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	414	53	91	229	8	795
Average Assets	152,635	28,250	16,587	202,365	37,736	437,573
Goodwill (As At)	122	946	415	109	-	1,592

(Canadian $ in millions)
For the six months ended April 30, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	2,172	1,230	292	595	149	4,438
Non-interest revenue	907	283	1,146	966	336	3,638
Total Revenue	3,079	1,513	1,438	1,561	485	8,076
Provision for credit losses	279	169	7	48	(167)	336
Amortization	77	93	32	19	123	344
Non-interest expense	1,512	869	1,078	935	315	4,709
Income before taxes and non-controlling interest in subsidiaries	1,211	382	321	559	214	2,687
Income taxes	319	124	71	136	(100)	550
Non-controlling interest in subsidiaries	-	-	-	-	37	37
Net Income	892	258	250	423	277	2,100
Average Assets	158,364	61,679	19,746	248,507	49,894	538,190
Goodwill (As At)	122	2,586	801	193	-	3,702

For the six months ended April 30, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	2,168	577	219	639	(194)	3,409
Non-interest revenue	900	123	1,038	1,145	186	3,392
Total Revenue	3,068	700	1,257	1,784	(8)	6,801
Provision for credit losses	272	71	4	60	213	620
Amortization	70	37	17	14	99	237
Non-interest expense	1,485	427	917	941	81	3,851
Income before taxes and non-controlling interest in subsidiaries	1,241	165	319	769	(401)	2,093
Income taxes	350	58	84	280	(317)	455
Non-controlling interest in subsidiaries	-	-	-	-	36	36
Net Income	891	107	235	489	(120)	1,602
Average Assets	151,954	29,265	16,330	204,674	38,817	441,040
Goodwill (As At)	122	946	415	109	-	1,592
(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Second Quarter Report 2012 — 63

Our results and average assets, allocated by geographic region, are as follows:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
For the three months ended April 30, 2012	Canada	United States	Other Countries	Total
Net interest income	1,312	797	11	2,120
Non-interest revenue	1,263	445	131	1,839
Total Revenue	2,575	1,242	142	3,959
Provision for credit losses	169	26	-	195
Amortization	98	69	33	200
Non-interest expense	1,399	882	18	2,299
Income before taxes and non-controlling interest in subsidiaries	909	265	91	1,265
Income taxes	158	76	3	237
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	738	184	88	1,010
Average Assets	330,030	187,905	20,256	538,191
Goodwill (As At)	467	3,214	21	3,702

For the three months ended April 30, 2011	Canada	United States	Other Countries	Total
Net interest income	1,330	359	3	1,692
Non-interest revenue	1,215	308	118	1,641
Total Revenue	2,545	667	121	3,333
Provision for credit losses	194	94	9	297
Amortization	90	27	1	118
Non-interest expense	1,351	510	51	1,912
Income before taxes and non-controlling interest in subsidiaries	910	36	60	1,006
Income taxes	204	(13)	2	193
Non-controlling interest in subsidiaries	14	4	-	18
Net Income	692	45	58	795
Average Assets	297,178	120,291	20,104	437,573
Goodwill (As At)	446	1,125	21	1,592

For the six months ended April 30, 2012	Canada	United States	Other Countries	Total
Net interest income	2,652	1,761	25	4,438
Non-interest revenue	2,457	916	265	3,638
Total Revenue	5,109	2,677	290	8,076
Provision for credit losses	352	(16)	-	336
Amortization	197	144	34	375
Non-interest expense	2,843	1,768	67	4,678
Income before taxes and non-controlling interest in subsidiaries	1,717	781	189	2,687
Income taxes	317	230	3	550
Non-controlling interest in subsidiaries	27	10	-	37
Net Income	1,373	541	186	2,100
Average Assets	325,692	192,117	20,381	538,190
Goodwill (As At)	467	3,214	21	3,702

For the six months ended April 30, 2011	Canada	United States	Other Countries	Total
Net interest income	2,685	729	(5)	3,409
Non-interest revenue	2,528	637	227	3,392
Total Revenue	5,213	1,366	222	6,801
Provision for credit losses	363	238	19	620
Amortization	178	57	2	237
Non-interest expense	2,740	1,007	104	3,851
Income before taxes and non-controlling interest in subsidiaries	1,932	64	97	2,093
Income taxes	431	17	7	455
Non-controlling interest in subsidiaries	27	9	-	36
Net Income	1,474	38	90	1,602
Average Assets	296,825	122,668	21,547	441,040
Goodwill (As At)	446	1,125	21	1,592

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

64 — BMO Financial Group Second Quarter Report 2012

Note 18: Financial Instruments

Fair Value of Financial Instruments

We record trading assets and liabilities, derivatives, available-for-sale securities and securities sold but not yet purchased at fair value and other non-trading assets and liabilities at amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. These fair values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management’s best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

Interest rate changes are the main cause of changes in the fair value of our financial instruments.

Financial Instruments Whose Book Value Approximates Fair Value

Fair value is assumed to equal book value for acceptance-related liabilities and securities lent or sold under repurchase agreements, due to the short-term nature of these assets and liabilities. Fair value is also assumed to equal book value for our cash resources, certain other assets and certain other liabilities.

Loans

In determining the fair value of our fixed rate and floating rate performing loans and customers’ liability under acceptances, we discount the remaining contractual cash flows, adjusted for estimated prepayment, at market interest rates currently offered for loans with similar terms.

The value of our loan balances determined using the above assumption is further adjusted by a credit mark that represents an estimate of the expected credit losses in our loan portfolio.

Securities

The methods used to determine the fair value of securities are provided in Note 1.

Derivative Instruments

The methods used to determine the fair value of derivative instruments are provided in Note 1.

Deposits

In determining the fair value of our deposits, we incorporate the following assumptions:

•

For fixed rate, fixed maturity deposits, we discount the remaining contractual cash flows for these deposits, adjusted for expected redemptions, at market interest rates currently offered for deposits with similar terms and risks.

•	For fixed rate deposits with no defined maturities, we consider fair value to equal book value based on book value being equivalent to the amount payable on the reporting date.

•	For floating rate deposits, changes in interest rates have minimal impact on fair value since deposits reprice to market frequently. On that basis, fair value is assumed to equal book value.

Subordinated Debt and Capital Trust Securities

The fair value of our subordinated debt and capital trust securities is determined by referring to current market prices for similar instruments.

BMO Financial Group Second Quarter Report 2012 — 65

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values.

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	April 30, 2012			October 31, 2011			November 1, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	34,117	34,117	-	19,676	19,676	-	17,460	17,460	-
Interest bearing deposits with banks	7,010	7,010	-	5,980	5,980	-	5,157	5,157	-
Securities	127,119	127,266	147	122,115	122,263	148	119,512	119,560	48
Securities borrowed or purchased under resale agreements	42,253	42,253	-	37,970	37,970	-	28,102	28,102	-
Loans Residential mortgages	82,260	83,289	1,029	81,075	82,337	1,262	74,782	76,331	1,549
Consumer instalment and other personal	60,002	59,482	(520)	59,445	58,682	(763)	51,159	50,650	(509)
Credit cards	7,861	7,861	-	8,038	8,038	-	7,777	7,777	-
Business and governments	89,800	89,108	(692)	84,883	83,951	(932)	66,512	65,773	(739)
	239,923	239,740	(183)	233,441	233,008	(433)	200,230	200,531	301
Customers’ liability under acceptances	7,406	7,373	(33)	7,227	7,180	(47)	7,001	6,918	(83)
Allowance for credit losses	(1,807)	(1,807)	-	(1,783)	(1,783)	-	(1,964)	(1,964)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	245,522	245,306	(216)	238,885	238,405	(480)	205,267	205,485	218
Derivative instruments	46,760	46,760	-	55,113	55,113	-	49,086	49,086	-
Premises and equipment	2,033	2,033	-	2,061	2,061	-	1,507	1,507	-
Goodwill	3,702	3,702	-	3,649	3,649	-	1,619	1,619	-
Intangible assets	1,541	1,541	-	1,562	1,562	-	812	812	-
Current tax assets	2,187	2,187	-	1,319	1,319	-	1,459	1,459	-
Deferred tax assets	2,820	2,820	-	3,355	3,355	-	1,078	1,078	-
Other assets	10,439	10,439	-	8,890	8,950	60	6,651	6,651	-
	525,503	525,434	(69)	500,575	500,303	(272)	437,710	437,976	266
Liabilities
Deposits	316,067	316,385	318	302,373	302,617	244	250,344	250,637	293
Derivative instruments	46,472	46,472	-	50,934	50,934	-	47,632	47,632	-
Acceptances	7,406	7,406	-	7,227	7,227	-	7,001	7,001	-
Securities sold but not yet purchased	23,834	23,834	-	20,207	20,207	-	14,245	14,245	-
Securities lent or sold under repurchase agreements	46,076	46,076	-	32,078	32,078	-	40,987	40,987	-
Current tax liabilities	1,017	1,017	-	591	591	-	570	570	-
Deferred tax liabilities	207	207	-	314	314	-	332	332	-
Other liabilities	50,295	50,694	399	52,846	53,132	286	49,953	50,545	592
Subordinated debt	5,276	5,475	199	5,348	5,507	159	3,776	3,947	171
Capital trust securities	462	626	164	821	982	161	1,187	1,354	167
Equity	28,391	28,391	-	27,836	27,836	-	21,683	21,683	-
	525,503	526,583	1,080	500,575	501,425	850	437,710	438,933	1,223
Total fair value adjustment			(1,149)			(1,122)			(957)

66 — BMO Financial Group Second Quarter Report 2012

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $5 million and an increase of $28 million, respectively, for the three and six months ended April 30, 2012 (decrease of $1 million and an increase of $45 million, respectively, for the three and six months ended April 30, 2011). This includes a decrease of $37 million and $31 million, respectively, for the three and six months ended April 30, 2012 attributable to changes in our credit spread (a decrease of $11 million and $7 million, respectively, for the three and six months ended April 30, 2011). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to April 30, 2012 was an unrealized loss of $10 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at April 30, 2012 were $4,279 million and $4,298 million, respectively ($4,301 million and $4,572 million, respectively, as at October 31, 2011). These structured notes are recorded in Other Liabilities in our Consolidated Balance Sheet.

We designate certain insurance investments at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2012 of $5,197 million ($4,965 million as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $38 million and an increase of $133 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2012 (increase of $40 million and a decrease of $19 million in non-interest revenue, respectively, for the three and six months ended April 30, 2011). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at April 30, 2012 of $256 million ($214 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in an increase of $1 million and a decrease of $11 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2012 ($nil and an increase of $8 million, respectively, for the three and six months ended April 30, 2011). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicles (our “structured credit vehicles”) at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2012 of $4,392 million ($5,266 million as at October 31, 2011) is recorded in Trading Securities in our Consolidated Balance Sheet. The impact of recording these at fair value through profit or loss was an increase in non-interest revenue, trading revenues of $69 million and $64 million, respectively, for the three and six months ended April 30, 2012 (increase of $188 million and $111 million, respectively, for the three and six months ended April 30, 2011). We recognized offsetting amounts on derivative contracts that are held to hedge changes in the fair value of these investments.

Note liabilities issued by our credit protection vehicle and our structured investment vehicles have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at April 30, 2012 of $825 million ($784 million as at October 31, 2011) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $63 million and $108 million, respectively, in non-interest revenue, trading revenues for the three and six months ended April 30, 2012 (decrease of $127 million and $150 million, respectively, for the three and six months ended April 30, 2011).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2012 of $562 million ($577 million as at October 31, 2011) is recorded in Securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $0.3 million and a decrease of $26 million, respectively, for the three and six months ended April 30, 2012 (decrease of $17 million and $23 million, respectively, for the three and six months ended April 30, 2011).

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

BMO Financial Group Second Quarter Report 2012 — 67

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	April 30, 2012			October 31, 2011			November 1, 2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	13,608	938	-	14,012	21	-	12,372	64	-
Canadian provincial and municipal governments	3,407	1,732	-	5,896	129	-	3,909	6	-
U.S. federal government	6,329	-	-	5,875	-	-	8,061	-	-
U.S. states, municipalities and agencies	230	364	-	389	212	-	848	206	-
Other governments	749	-	-	1,149	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	434	742	431	562	1,194	494	859	2,396	780
Corporate debt	8,737	4,568	1,306	8,065	4,003	1,485	7,433	4,930	1,605
Corporate equity	23,622	4,235	-	23,706	2,733	-	27,239	631	-
	57,116	12,579	1,737	59,654	8,292	1,979	62,086	8,233	2,385
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	20,280	-	-	19,896	-	-	18,248	-	-
Canadian provincial and municipal governments	2,101	298	-	1,189	296	-	1,442	253	-
U.S. federal government	6,792	-	-	4,670	-	-	5,658	-	-
U.S. states, municipalities and agencies	527	3,036	21	553	3,052	25	-	4,237	20
Other governments	6,628	806	-	7,704	825	-	9,454	587	-
Mortgage-backed securities and collateralized mortgage obligations	3,791	2,333	-	5,088	913	-	683	1,101	-
Corporate debt	4,167	2,723	44	5,634	97	62	2,959	134	347
Corporate equity	208	142	1,009	197	214	1,011	137	229	435
	44,494	9,338	1,074	44,931	5,397	1,098	38,581	6,541	802
Other Securities	82	-	480	84	-	493	128	-	537
Fair Value Liabilities
Securities sold but not yet purchased	23,834	-	-	20,207	-	-	14,245	-	-
Structured notes and other note liabilities	-	5,104	-	-	5,085	-	-	4,747	-
	23,834	5,104	-	20,207	5,085	-	14,245	4,747	-
Derivative Assets
Interest rate contracts	11	35,458	6	14	37,817	167	24	33,189	217
Foreign exchange contracts	32	8,113	-	31	10,422	-	45	10,089	-
Commodity contracts	2,044	268	-	1,473	138	-	2,207	382	-
Equity contracts	49	382	8	3,869	461	6	1,028	617	8
Credit default swaps	-	334	55	-	648	67	-	1,120	160
	2,136	44,555	69	5,387	49,486	240	3,304	45,397	385
Derivative Liabilities
Interest rate contracts	11	34,380	33	22	35,849	38	38	32,255	48
Foreign exchange contracts	10	7,387	-	23	9,884	-	20	9,517	-
Commodity contracts	1,937	361	-	1,520	320	-	2,087	501	-
Equity contracts	82	1,893	54	141	2,192	65	53	2,109	71
Credit default swaps	-	322	2	-	878	2	-	930	3
	2,040	44,343	89	1,706	49,123	105	2,198	45,312	122

68 — BMO Financial Group Second Quarter Report 2012

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at April 30, 2012 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below where applicable.

Within Level 3 trading securities are mortgage backed securities and collateralized mortgage obligations of $431 million. The fair value of these securities is determined using benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(2) million and $2 million respectively.

Within Level 3 trading securities is corporate debt of $1,185 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available for sale securities is corporate equity of $676 million that relates to U.S. Federal Reserve Banks and U.S. Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $333 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at April 30, 2012 was $61 million and $35 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2012.

During the three and six months ended April 30, 2012, $24 million of available-for-sale corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third party vendor and are based on market prices. In addition, $90 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the quarter.

During the year ended October 31, 2011, available-for-sale securities purchased as part of the M&I acquisition that are classified as Level 3 totalled $326 million of which $124 million were sold during the year ended October 31, 2011. In addition, to meet regulatory requirements after the acquisition of M&I we purchased $430 million of additional stock in Federal Reserve Banks and Federal Home Loan Banks.

During the year ended October 31, 2011, $139 million of trading corporate debt securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third party vendor and are based on market prices.

During the year ended October 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third party vendor and are based on a larger volume of market prices.

During the year ended October 31, 2011, derivative assets of $84 million and derivative liabilities of $13 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2012, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Second Quarter Report 2012 — 69

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
		Change in Fair Value
For the three months ended April 30, 2012	Balance, January 31, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at April 30, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	427	(9)	-	-	(77)	-	90	431	(9)
Corporate debt	1,323	(3)	-	6	(38)	-	18	1,306	(2)
Total trading securities	1,750	(12)	-	6	(115)	-	108	1,737	(11)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	21	-	-	-	-	-	-	21	1
Corporate debt	72	-	(1)	1	(2)	(2)	(24)	44	1
Corporate equity	983	(3)	(12)	82	(41)	-	-	1,009	(12)
Total available-for-sale securities	1,076	(3)	(13)	83	(43)	(2)	(24)	1,074	(10)
Other Securities	492	12	-	1	(25)	-	-	480	12
Total other securities	492	12	-	1	(25)	-	-	480	12
Derivative Assets
Interest rate contracts	7	(1)	-	-	-	-	-	6	(1)
Equity contracts	7	1	-	-	-	-	-	8	1
Credit default swaps	72	(17)	-	-	-	-	-	55	(16)
Total derivative assets	86	(17)	-	-	-	-	-	69	(16)
Derivative Liabilities
Interest rate contracts	43	(10)	-	-	-	-	-	33	9
Equity contracts	69	13	-	-	-	(28)	-	54	(13)
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	114	3	-	-	-	(28)	-	89	(4)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2012 are included in Accumulated Other Comprehensive Income.

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
		Change in Fair Value
For the six months ended April 30, 2012	Balance, October 31, 2011	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at April 30, 2012	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	494	(18)	-	-	(135)	-	90	431	(18)
Corporate debt	1,485	8	-	6	(211)	-	18	1,306	9
Total trading securities	1,979	(10)	-	6	(346)	-	108	1,737	(9)
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	25	-	(3)	-	-	(1)	-	21	(2)
Corporate debt	62	-	1	25	(4)	(16)	(24)	44	3
Corporate equity	1,011	(7)	(7)	104	(86)	(6)	-	1,009	(7)
Total available-for-sale securities	1,098	(7)	(9)	129	(90)	(23)	(24)	1,074	(6)
Other Securities	493	(5)	-	18	(26)	-	-	480	-
Total other securities	493	(5)	-	18	(26)	-	-	480	-
Derivative Assets
Interest rate contracts	167	(3)	-	-	-	(158)	-	6	(3)
Equity contracts	6	1	-	1	-	-	-	8	1
Credit default swaps	67	(17)	-	5	-	-	-	55	(16)
Total derivative assets	240	(19)	-	6	-	(158)	-	69	(18)
Derivative Liabilities
Interest rate contracts	38	(10)	-	5	-	-	-	33	10
Equity contracts	65	21	-	1	-	(33)	-	54	(13)
Credit default swaps	2	-	-	-	-	-	-	2	-
Total derivative liabilities	105	11	-	6	-	(33)	-	89	(3)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2012 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2012 are included in Accumulated Other Comprehensive Income.

70 — BMO Financial Group Second Quarter Report 2012

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at April 30, 2012, we held $437 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the six months ended April 30, 2012, we recorded write-downs of $90 million on these assets.

Note 19: Transition to International Financial Reporting Standards

The differences between our Canadian GAAP accounting policies and IFRS requirements, combined with our decisions on the optional exemptions from retroactive application of IFRS, resulted in measurement and recognition differences on transition to IFRS. The net impact of these differences was recorded in opening retained earnings as of November 1, 2010, affecting equity, with the exception of the accumulated other comprehensive loss on the translation of foreign operations (described below under cumulative translation differences), as this was already recorded in equity. These impacts also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which had no impact on our capital ratios. The impact on Basel II ratios will be phased-in over five quarters.

The following information reflects our first-time adoption transition elections under IFRS 1, the standard for first-time adoption and the significant accounting changes resulting from our adoption of IFRS. The general principle under IFRS 1 is retroactive application, such that our opening balance sheet as at November 1, 2010 was restated as though we had always applied IFRS with the net impact shown as an adjustment to opening retained earnings. However, IFRS 1 contains mandatory exceptions and permits certain optional exemptions from full retroactive application. In preparing our opening balance sheet in accordance with IFRS 1, we have applied certain of the optional exemptions and the mandatory exceptions from full retroactive application of IFRS as described below.

Exemptions from Full Retroactive Application Elected by the Bank

We have elected to apply the following optional exemptions from full retroactive application:

•

Pension and other employee future benefits – We have elected to recognize all cumulative actuarial gains and losses, as at November 1, 2010, in opening retained earnings for all of our employee benefit plans.

•

Business combinations – We have elected not to apply IFRS 3, the current standard for accounting for business combinations, retroactively in accounting for business combinations that took place prior to November 1, 2010.

•

Share-based payment transactions – We have elected not to go back and apply IFRS 2, the standard for accounting for share-based payments, in accounting for equity instruments granted on or before November 7, 2002, and equity instruments granted after November 7, 2002, that have vested by the transition date. We have also elected not to go back and apply IFRS 2 in accounting for liabilities arising from cash-settled share-based payment transactions that were settled prior to the transition date.

•

Cumulative translation differences - We have elected to reset the accumulated other comprehensive loss on translation of foreign operations to $nil at the transition date, with the adjustment recorded in opening retained earnings.

•

Designation of previously recognized financial instruments - We have elected to designate $3,477 million of Canada Mortgage Bonds as available-for-sale securities on the transition date. Available-for-sale securities are measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss). These bonds were previously designated as held for trading and were measured at fair value with changes in fair value recorded in trading revenues. These bonds provided an economic hedge associated with the sale of the mortgages through a third party securitization program under Canadian GAAP. Under IFRS, this economic hedge is no longer required as these mortgages will remain on our balance sheet.

•

Insurance Contracts - IFRS 1 provides the option to apply the transitional provisions in IFRS 4, Insurance Contracts, which allow us to follow our existing accounting policies related to our insurance–related activities.

Mandatory Exemptions to Retroactive Application

We have applied the following mandatory exceptions to full retroactive application:

•	Hedge accounting – Only hedging relationships that satisfied the hedge accounting criteria of IFRS as of the transition date are recorded as hedges in our results under IFRS.

•	Estimates – Hindsight was not used to create or revise estimates, and accordingly, the estimates previously made by us under Canadian GAAP are consistent with their application under IFRS.

•	Derecognition of financial assets and financial liabilities – We applied retroactively to transfers that occurred on or after January 1, 2004.

BMO Financial Group Second Quarter Report 2012 — 71

Reconciliation of Consolidated Balance Sheet as Reported Under Canadian GAAP to IFRS

The following is a reconciliation of our Consolidated Balance Sheet recorded in accordance with Canadian GAAP to our Consolidated Balance Sheet recorded in accordance with IFRS as at the transition date of November 1, 2010:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	Canadian GAAP balances	Consolidation(a)	Asset Securitization(b)	Pension and other future Employee benefits(c)	Non-Controlling interest(d)	Translation of Net Foreign operations(e)	Reinsurance(f)	Other (g)- (s)	Total IFRS Adjustments	IFRS balances
Assets
Cash and cash equivalents	17,368	27	65	-	-	-	-	-	92	17,460
Interest bearing deposits with banks	3,186	1,971	-	-	-	-	-	-	1,971	5,157
Securities	123,399	4,670	(8,387)	-	-	-	-	(170)	(3,887)	119,512
Securities borrowed/purchased under resale agreements	28,102	-	-	-	-	-	-	-	-	28,102
Loans	178,521	(1,975)	30,595	-	-	-	-	90	28,710	207,231
Allowance for credit losses	(1,878)	56	(138)	-	-	-	-	(4)	(86)	(1,964)
Other assets	62,942	(561)	(38)	(1,048)	-	-	873	44	(730)	62,212
Total assets	411,640	4,188	22,097	(1,048)	-	-	873	(40)	26,070	437,710
Liabilities
Deposits	249,251	2,079	(986)	-	-	-	-	-	1,093	250,344
Other liabilities	135,933	1,801	23,286	171	(1,338)	-	873	(6)	24,787	160,720
Subordinated debt	3,776	-	-	-	-	-	-	-	-	3,776
Capital trust securities	800	445	-	-	-	-	-	(58)	387	1,187

Shareholder’s Equity
Share capital	9,498	-	-	-	-	-	-	-	-	9,498
Contributed surplus	92	-	-	-	-	-	-	(1)	(1)	91
Retained earnings	12,848	(137)	22	(1,219)	-	(1,135)	-	(198)	(2,667)	10,181
Accumulated other comprehensive income (loss)	(558)	-	(225)	-	-	1,135	-	60	970	412
Total shareholders’ equity	21,880	(137)	(203)	(1,219)	-	-	-	(139)	(1,698)	20,182
Non-controlling interest in subsidiaries	-	-	-	-	1,338	-	-	163	1,501	1,501
Total equity	21,880	(137)	(203)	(1,219)	1,338	-	-	24	(197)	21,683
Total liabilities and equity	411,640	4,188	22,097	(1,048)	-	-	873	(40)	26,070	437,710

Reconciliation of Equity as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our equity recorded in accordance with Canadian GAAP to our equity in accordance with IFRS:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	November 1, 2010	January 31, 2011	April 30, 2011	July 31, 2011	October 31, 2011
As reported under Canadian GAAP	21,880	21,993	22,355	27,009	28,123
Reclassification of non-controlling interest in subsidiaries to equity under IFRS	1,338	1,320	1,320	1,319	1,348
Share Capital	-	-	-	142	142
Contributed Surplus	(1)	(2)	(1)	(1)	-
Retained Earnings
Consolidation (a)	(137)	(133)	(49)	(102)	(214)
Asset securitization (b)	22	16	(74)	(64)	(88)
Pension and other employee future benefits (c)	(1,219)	(1,201)	(1,181)	(1,178)	(1,158)
Translation of net foreign operations (e)	(1,135)	(1,135)	(1,135)	(1,135)	(1,135)
Business combinations (o)	-	-	-	(58)	(62)
Other	(198)	(183)	(204)	(209)	(237)
Accumulated Other Comprehensive Income (Loss)
Consolidation (a)	-	2	(1)	-	2
Asset securitization (b)	(225)	(137)	(126)	(147)	(205)
Translation of net foreign operations (e)	1,135	1,135	1,135	1,135	1,135
Other	60	31	16	18	50
Non-controlling interest in subsidiaries (d)	163	145	160	145	135
As reported under IFRS	21,683	21,851	22,215	26,874	27,836

72 — BMO Financial Group Second Quarter Report 2012

Reconciliation of Net Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our net income reported in accordance with Canadian GAAP to our net income in accordance with IFRS:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	January 31, 2011	April 30, 2011	Six months ended April 30, 2011	July 31, 2011	October 31, 2011	Year ended October 31, 2011
Net income as reported under Canadian GAAP	776	800	1,576	793	897	3,266
Add back: non-controlling interest	18	18	36	18	19	73
Differences increasing (decreasing) reported net income:
Consolidation (a) (1)	4	84	88	(53)	(112)	(77)
Asset securitization (b) (1)	(6)	(90)	(96)	10	(24)	(110)
Pension and other employee future benefits (c)	18	20	38	3	20	61
Business combinations (o)	-	-	-	(58)	(4)	(62)
Other	15	(19)	(4)	(5)	(28)	(37)
Net Income reported under IFRS	825	813	1,638	708	768	3,114
Attributable to:
Bank shareholders	807	795	1,602	690	749	3,041
Non-controlling interest in subsidiaries	18	18	36	18	19	73
(1)	Includes decrease (increase) in collective allowance of $(4) million, $(53) million, $11 million, $12 million and $(34) million for the three months ended January 31, 2011, April 30, 2011, July 31, 2011, October 31, 2011 and the year ended October 31, 2011, respectively.

Reconciliation of Comprehensive Income as Reported under Canadian GAAP to IFRS

The following is a reconciliation of our comprehensive income reported in accordance with Canadian GAAP to our comprehensive income in accordance with IFRS:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)	January 31, 2011	April 30, 2011	Six months ended April 30, 2011	July 31, 2011	October 31, 2011	Year ended October 31, 2011
Comprehensive income as reported under Canadian GAAP	461	419	880	1,109	1,519	3,508
Add back: non-controlling interest	18	18	36	18	19	73
Differences increasing (decreasing) reported comprehensive income
Consolidation (a)	6	81	87	(52)	(110)	(75)
Asset securitization (b)	82	(79)	3	(11)	(82)	(90)
Pension and other employee future benefits (c)	18	20	38	3	20	61
Business combinations (o)	-	-	-	(58)	(4)	(62)
Other	(14)	(34)	(48)	(3)	4	(47)
Comprehensive income as reported under IFRS	571	425	996	1,006	1,366	3,368
Attributable to:
Bank shareholders	553	407	960	988	1,347	3,295
Non-controlling interest in subsidiaries	18	18	36	18	19	73

Changes to the Consolidated Statement of Cash Flows

Under Canadian GAAP, we classified the net changes in loans and securities borrowed or purchased under resale agreements as Cash Flows from Investing Activities and the net changes in deposits and securities lent or sold under repurchase agreements as Cash Flows from Financing Activities on the Consolidated Statement of Cash Flows. Under IFRS, we classify the net changes in loans, deposits, securities lent or sold under repurchase agreements and securities borrowed or purchased under resale agreements as Cash Flows from Operating Activities in accordance with IAS 7 Cash Flow Statements, which requires this classification for the main revenue-producing activities of the bank.

Under Canadian GAAP, we classified the net changes in securities sold but not yet purchased as Cash Flows from Financing Activities. Under IFRS, we classify the net changes in securities sold but not yet purchased as Cash Flows from Operating Activities, in accordance with IAS 7 Cash Flow Statements, which requires this classification for instruments used for trading purposes.

Under Canadian GAAP, we classified the proceeds from securitization of loans as Cash Flows from Investing Activities. Under IFRS, as the loans sold through securitization programs do not qualify for derecognition, they are classified as Cash Flows from Operating Activities.

Explanation of differences:

(a) Consolidation

The IFRS consolidation requirements primarily impact entities defined as variable interest entities (“VIEs”) under Canadian GAAP or special purpose entities (“SPEs”) under IFRS, with which we have entered into arrangements in the normal course. Under Canadian GAAP, the conclusion as to whether an entity should be consolidated is determined by using three different models: voting rights, VIEs and qualifying special purpose entities (“QSPEs”). Under the voting rights model, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. Under the VIE model, VIEs are consolidated if the investments we hold in these entities or the relationships we have with them result in our being exposed to the majority of their expected losses, being able to benefit from the majority of their expected returns, or both. Under the QSPE model, an entity that qualifies as a QSPE is not consolidated.

Under IFRS, an entity is consolidated if it is controlled by the reporting company, as determined under the criteria contained in the IFRS consolidated and separate financial statements

BMO Financial Group Second Quarter Report 2012 — 73

standard (IAS 27) and, where appropriate, SIC-12 (an interpretation of IAS 27). As with Canadian GAAP, ownership of the majority of the voting shares leads to consolidation, unless control does not rest with the majority owners. For an SPE, our analysis considers whether the activities of the SPE are conducted on our behalf, our exposure to the SPE’s risks and benefits, our decision-making powers over the SPE, and whether these considerations demonstrate that we, in substance, control the SPE and therefore must consolidate it. There is no concept of a QSPE under IFRS.

We consolidated certain SPEs under IFRS that were not consolidated under Canadian GAAP, including our credit protection vehicle, our structured investment vehicles (“SIVs”), our U.S. customer securitization vehicle, BMO Capital Trust II and BMO Subordinated Notes Trust. For five of our eight Canadian customer securitization vehicles and certain structured finance vehicles, the requirements to consolidate were not met under IFRS, a result that is consistent with the accounting treatment for the vehicles under Canadian GAAP.

Information on all our SPEs, including total assets and our exposure to loss is included in Note 7.

(b) Asset securitization

Securitization primarily involves the sale of loans originated by us to trusts (“securitization vehicles”). Under Canadian GAAP, we account for transfers of loans to our securitization programs and to third party securitization programs as sales when control over the loans is given up and consideration other than notes issued by the securitization vehicle has been received. Under IFRS, financial assets are derecognized only when substantially all risks and rewards have been transferred as determined under the derecognition criteria contained in IAS 39. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Under IFRS, credit card loans and mortgages sold through these securitization programs do not qualify for derecognition as we have determined that the transfer of these loans and mortgages has not resulted in the transfer of substantially all the risks and rewards. This has resulted in the associated assets and liabilities being recognized on our Consolidated Balance Sheet and gains previously recognized in income under Canadian GAAP being reversed at the transition date. Under IFRS, the credit card loans and mortgages sold through our securitization vehicles and through the Canada Mortgage Bond program and to the National Housing Act Mortgage-Backed Securities program will remain on our Consolidated Balance Sheet. Under Canadian GAAP, the credit card loans and mortgages sold through these programs were removed from our Consolidated Balance Sheet.

Under Canadian GAAP, mortgages converted into mortgage-backed securities that have not yet been sold to one of the securitization programs are recorded at fair value as available-for-sale securities, with all mark-to-market adjustments recorded in accumulated other comprehensive income (loss). Under IFRS, these mortgages are classified as loans and recorded at amortized cost; the associated mark-to-market adjustments recorded in accumulated other comprehensive income (loss) under Canadian GAAP are reversed through retained earnings at the transition date.

Additional information on our asset securitizations is included in Note 6.

(c) Pension and other employee future benefits

Actuarial gains and losses consist of market-related gains and losses on pension fund assets and the impact of changes in discount rates and other assumptions or of plan experience being different from management’s expectations for pension and other employee future benefit obligations. Under Canadian GAAP, these amounts are deferred and only amounts in excess of 10% of the greater of our plan asset or benefit liability balances are recorded in pension and other employee future benefit expense over the expected remaining service period of active employees. Under IFRS, we elected to recognize all previously unrecognized actuarial gains and losses as at November 1, 2010, in opening retained earnings for all of our employee benefit plans. Under IFRS, we will continue to defer actuarial gains and losses, consistent with the methodology under Canadian GAAP.

Plan amendments are changes in our benefit liabilities as a result of changes to provisions of the plans. Under Canadian GAAP, these amounts are recognized in expense over the remaining service period of active employees for pension plans and over the expected average remaining period to full benefit eligibility for other employee future benefit plans. Under IFRS, plan amendments are recognized immediately to the extent that benefits are vested and are otherwise recognized over the average period until benefits are vested on a straight-line basis.

Under Canadian GAAP, our actuaries valued our benefit liabilities using the projected unit benefit method. Under IFRS, our actuaries value our benefit liabilities using the projected unit credit method. The difference in methodology did not have a significant impact on our financial results.

Under Canadian GAAP, when plan assets exceed the benefit liability of a defined benefit plan giving rise to a plan surplus, a valuation allowance is recognized for any excess of the surplus over the present value of the expected future economic benefit arising from the asset. Similarly to Canadian GAAP, IFRS limits the recognition of the surplus to the expected future economic benefit arising from the asset. However, the methodology for calculating the expected future economic benefit differs from that under Canadian GAAP. The difference in methodology did not have an impact on our financial results.

(d) Non-controlling interest

Under Canadian GAAP, non-controlling interest in subsidiaries (“NCI”) are reported as other liabilities. Under IFRS, NCI are reported as equity.

Under Canadian GAAP, the portion of income attributable to NCI is deducted prior to the presentation of net income in the Consolidated Statement of Income. Under IFRS, there is no comparable deduction, and instead, net income reflects income attributable to both shareholders and NCI. This difference had no impact on our capital ratios or return on equity.

(e) Translation of net foreign operations

We have elected to reset the accumulated other comprehensive loss on translation of net foreign operations to $nil at the transition date, with the adjustment recorded in opening

74 — BMO Financial Group Second Quarter Report 2012

retained earnings. This difference had no impact on our capital ratios or return on equity.

(f) Reinsurance

Under Canadian GAAP, reinsurance recoverables related to our life insurance business were offset against the related insurance liabilities. Under IFRS, reinsurance recoverables and insurance liabilities are presented on a gross basis on our Consolidated Balance Sheet.

(g) Loan impairment

Under IFRS, we will continue to write off loans on a basis consistent with the accounting under Canadian GAAP except that for the purpose of measuring the amount to be written off, the determination of the recoverable amount includes an estimate of future recoveries. This difference did not have a material impact on our opening retained earnings.

Under Canadian GAAP, we did not accrue interest income on loans classified as impaired. Under IFRS, once a loan is identified as impaired, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income using the original effective interest rate of the loan.

(h) Sale-leaseback transactions

Under Canadian GAAP, gains or losses from sale-leaseback transactions are deferred and amortized over the lease term, regardless of the type of lease that is entered into. Under IFRS, if the new lease is an operating lease and the sale took place at fair value, the resulting gains or losses from the sale-leaseback transaction are recognized immediately in income. This difference did not have a material impact on opening retained earnings on transition.

(i) Stock-based compensation

Under Canadian GAAP, for grants of stock options with graded vesting, such as an award that vests 25% per year over four years, an entity can elect to treat the grant as one single award or to treat each tranche (i.e. the 25% portion that vests each year) as a separate award with a different vesting period. The bank elected to treat these stock option grants as one single award under Canadian GAAP, and the fair value of the award was recognized in expense on a straight-line basis over the vesting period. Under IFRS, each tranche must be treated as a separate award and the fair value of each tranche must be recognized in expense over its respective vesting period. This difference did not have a material impact on our opening retained earnings.

(j) Loan origination costs

Under Canadian GAAP, loan origination costs are deferred and amortized over the term of the resulting loan. Under IFRS, only loan origination costs that are directly attributable and incremental to the origination of a loan can be deferred and amortized over the term of the resulting loan. This difference resulted in a $41 million decrease in opening retained earnings on transition.

(k) Transaction costs

Under Canadian GAAP, it was the bank’s practice to expense transaction costs on deposit liabilities. Under IFRS, direct and incremental transaction costs on deposit liabilities are deferred and recorded as a reduction of their initial value of the deposit and amortized over the term of the deposit liability. This difference did not have a material impact on our opening retained earnings.

(l) Available-for-sale securities

Under Canadian GAAP, available-for-sale securities are recorded at amortized cost if their sale is restricted. Under IFRS, available-for-sale securities are recorded at fair value even if their sale is restricted. This difference did not have a material impact on our opening retained earnings.

(m) Premises and equipment

Canadian GAAP does not require that significant components of premises and equipment be amortized separately. Under IFRS, significant components of premises and equipment are amortized separately. This difference resulted in a $38 million decrease in opening retained earnings on transition.

(n) Customer loyalty programs

Under Canadian GAAP, we recorded revenues and expenses related to our reward programs on a net basis. Under IFRS, we are required to record revenues and expenses related to certain of our reward programs on a gross basis. This difference did not have a material impact on our opening retained earnings.

(o) Business Combinations

We elected not to apply IFRS 3 retroactively to business combinations that took place prior to the transition date. Consequently, business combinations concluded prior to November 1, 2010, have not been restated and the carrying amount of goodwill under IFRS as of November 1, 2010, is equal to the carrying amount as at that date under Canadian GAAP.

For the acquisitions of M&I and LGM that occurred in fiscal 2011, our comparative year, we have made the following adjustments:

Measurement of purchase price

Under Canadian GAAP, the purchase price is based on an average of the market price of the shares over a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Under IFRS, the purchase price is based on the market price of the shares at the closing date of the transaction. As a result, the recorded values of goodwill and common shares were increased by $142 million as at October 31, 2011, to reflect the re-measurement of our common shares issued as consideration for the M&I acquisition.

Acquisition costs

Under Canadian GAAP, acquisition costs are capitalized and classified as goodwill. IFRS requires that acquisition costs be expensed. As a result, goodwill was reduced by $91 million as of October 31, 2011, $86 million related to the acquisition of M&I and $5 million related to the acquisition of LGM.

BMO Financial Group Second Quarter Report 2012 — 75

Contingent Consideration

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated and the outcome of the contingency can be determined beyond a reasonable doubt. Any subsequent change in the amount of contingent consideration is generally recorded as an adjustment to goodwill. Under IFRS, contingent consideration is recognized initially at fair value as part of the purchase price. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are recognized in profit or loss. As a result, goodwill was increased by $13 million for contingent consideration and reduced by $5 million for acquisition costs noted above for a total increase in goodwill of $8 million for the LGM acquisition as at October 31, 2011.

(p) Merchant banking investments

Under Canadian GAAP, our merchant banking investments are accounted for at fair value, with changes in fair value recorded in income as they occur. Under IFRS, we elected as of the transition date to designate certain of these investments at fair value through profit or loss. Subsequent changes in fair value are recorded in income as they occur. Merchant banking investments that we have not designated at fair value through profit or loss are accounted for as either available-for-sale securities, investments accounted for using the equity method of accounting, or loans, depending on the characteristics of each investment. This difference resulted in a $33 million decrease in opening retained earnings on transition.

(q) Compound financial instruments

Under Canadian GAAP, Capital Trust Securities Series B and C issued through BMO Capital Trust were classified as liabilities. Under IFRS, these Capital Trust Securities are classified as compound instruments comprising both a liability and equity component. The equity component is due to certain payment features in these instruments that do not create an unavoidable obligation to pay cash. This difference did not have a material impact on our opening retained earnings.

(r) Translation of preferred shares issued by a foreign operation

Under Canadian GAAP, preferred shares held by non-controlling interests in a self-sustaining foreign operation are translated at the current rate of exchange. IFRS requires that equity instruments of foreign operations be translated at the historical rate. This difference did not have a material impact on opening retained earnings on transition.

(s) Income taxes

Under Canadian GAAP, the tax charge or credit on items recorded in other comprehensive income or equity is also recorded in other comprehensive income or equity, respectively, if recognized in the same period. Subsequent changes in tax rates and laws and the assessment of the recoverability of deferred tax for items previously recorded in other comprehensive income or in equity are recorded in profit or loss. Under IFRS, income tax relating to items recorded in other comprehensive income or equity is recorded in other comprehensive income or equity, respectively, whether the income tax is recorded in the same or different period.

Additional Annual Disclosures under IFRS

As this is the bank’s first year of reporting in accordance with IFRS, the following IFRS annual disclosures, have been included in these financial statements for the comparative annual period. They were provided in our 2011 annual financial statements but prepared on a Canadian GAAP basis. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of our interim financial information.

Employee Compensation – Pension and Other Employee Future Benefits

We have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and other employee future benefits to our retired and current employees.

Pension arrangements include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. Generally, under these plans we provide retirement benefits based on an employee’s years of service and average annual earnings over a period of time prior to retirement. We are responsible for ensuring that the statutory pension plans have sufficient assets to pay the pension benefits upon retirement of employees. Some groups of employees are eligible to make voluntary contributions in order to receive enhanced benefits. Our pension and other employee future benefit expenses, recorded in employee compensation expense, mainly comprises the current service cost plus the unwinding of the discount rate on plan liabilities less the expected return on plan assets.

We also provide defined contribution pension plans to employees in some of our subsidiaries. Under these plans, we are responsible for contributing a predetermined amount to a participant’s retirement savings, based on a percentage of that employee’s salary. The costs of these plans, recorded in employee compensation expense, are equal to the bank’s contributions to the plans.

We also provide other employee future benefits, including health and dental care benefits and life insurance, for current and retired employees.

Short-term employee benefits, such as salaries, paid absences, bonuses and other benefits are accounted for on an accrual basis over the period in which the employees provide the related services.

76 — BMO Financial Group Second Quarter Report 2012

Changes in the estimated financial positions of our pension benefit plans and other employee future benefit plans in fiscal 2011 were as follows:

	YTD-2000	YTD-2000
(Canadian $ in millions, except as noted)	Pension benefit plans	Other employee future benefit plans
	2011	2011
Benefit Liability
Benefit liability at beginning of year	4,839	975
Opening adjustment for acquisitions	17	-
Benefits earned by employees	163	21
Interest cost on benefit liability	253	53
Benefits paid to pensioners and employees	(243)	(30)
Voluntary employee contributions	9	-
(Gain) loss on the benefit liability arising from changes in assumptions	73	(66)
Plan settlement	1	-
Plan amendments	25	-
Other, primarily foreign exchange	(13)	(1)
Benefit liability at end of year	5,124	952
Wholly or partially funded benefit liability	5,066	102
Unfunded benefit liability	58	850
Total benefit liability	5,124	952
Weighted-average assumptions used to determine the benefit liability
Discount rate at end of year	5.1%	5.6%
Rate of compensation increase	3.3%	3.2%
Assumed overall health care cost trend rate	na	5.5% (1)
Fair value of plan assets
Fair value of plan assets at beginning of year	5,185	67
Actual return on plan assets	236	6
Employer contributions	171	30
Voluntary employee contributions	9	-
Benefits paid to pensioners and employees	(239)	(30)
Settlement payments	(3)	-
Other, primarily foreign exchange	(21)	(1)
Fair value of plan assets at end of year	5,338	72
Plan funded status	214	(880)
Unrecognized actuarial (gain) loss	160	(68)
Unrecognized benefit of plan amendments	-	(7)
Net benefit asset (liability) at end of year	374	(955)
Recorded in:
Other assets	411	-
Other liabilities	(37)	(955)
Net benefit asset (liability) at end of year	374	(955)
(1)	Trending to 4.5% in 2030 and remaining at that level thereafter.

Income Taxes

The components of deferred income tax asset and liability balances in fiscal 2011 were as follows:

	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000	YTD-2000
(Canadian $ in millions)
Deferred Income Tax Assets (1)	Allowance for credit losses	Employee future benefits	Deferred compensation benefits	Other comprehensive income	Tax loss carry forwards	Other	Total
November 1, 2010	546	247	213	(1)	116	241	1,362

Acquisitions	1,136	(3)	67	-	781	144	2,125
Benefit (expense) to income statement	74	9	9	(3)	194	92	375
Benefit (expense) to equity	-	-	-	(40)	-	-	(40)
Translation and other	53	(1)	2	1	31	8	94
October 31, 2011	1,809	252	291	(43)	1,122	485	3,916
Deferred Income Tax Liabilities (2)		Premises and equipment	Pension benefits	Goodwill and Intangible assets	Securities	Other	Total
November 1, 2010		(184)	(150)	(95)	(193)	6	(616)

Acquisitions		(48)	(2)	47	-	3	-
Benefit (expense) to income statement		(30)	29	(223)	(3)	(29)	(256)
Benefit (expense) to equity		-	-	-	-	-	-
Translation and other		3	2	4	(1)	(11)	(3)
October 31, 2011		(259)	(121)	(267)	(197)	(31)	(875)
(1)	Deferred tax assets of $1,078 million and $3,355 million at November 1, 2010 and October 31, 2011 are presented on the balance sheet net by legal jurisdiction.
(2)	Deferred tax liabilities of $332 million and $314 million at November 1, 2010 and October 31, 2011 are presented on the balance sheet net by legal jurisdiction.

BMO Financial Group Second Quarter Report 2012 — 77

Set out below is a reconciliation of our statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that we have recorded in our Consolidated Statement of Income for fiscal 2011.

	YTD-2000	YTD-2000
(Canadian $ in millions, except as noted)		2011
Combined Canadian federal and provincial income taxes at the statutory tax rate	1,125	28.2%
Increase (decrease) resulting from:
Tax-exempt income	(161)	(4.0)
Foreign operations subject to different tax rates	(80)	(2.0)
Change in tax rate for deferred income taxes	2	0.1
Other	(10)	(0.3)
Provision for income taxes and effective tax rate	876	22.0%

Other Liabilities

The components of the other liabilities balance as at October 31, 2011 were as follows:

YTD-2000
(Canadian $ in millions)	2011
Other
Securitization and SPE liabilities	33,576
Accounts payable, accrued expenses and other items	7,082
Accrued interest payable	1,073
Liabilities of subsidiaries, other than deposits	4,743
Insurance-related liabilities	5,380
Pension liability	37
Other employee future benefits liability	955
Total	52,846

The increase in Other Liabilities under IFRS, as compared to Canadian GAAP, is primarily related to consolidation of SPEs, asset securitization transactions and reinsurance adjustments.

78 — BMO Financial Group Second Quarter Report 2012

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2011 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 23, 2012, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 27, 2012, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, August 27, 2012.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

  Shareholder Dividend Reinvestment and Share Purchase Plan

  Average market price

  February 2012 $58.23

  March 2012 $59.48

  April 2012 $58.92

  For dividend information, change in shareholder address

  or to advise of duplicate mailings, please contact

  Computershare Trust Company of Canada

  100 University Avenue, 9th Floor

  Toronto, Ontario M5J 2Y1

  Telephone: 1-800-340-5021 (Canada and the United States)

  Telephone: (514) 982-7800 (international)

  Fax: 1-888-453-0330 (Canada and the United States)

  Fax: (416) 263-9394 (international)

  E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com

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